UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d) OF
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 10, 2012

AWG INTERNATIONAL WATER CORPORATION
(Exact Name of registrant as specified in its Charter)

Nevada	333-141927	20-4047619
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7721 E. Trent Ave. Spokane Valley, WA	99212
(Address of principal executive offices)	(Zip Code)

(509) 474-9451
(Registrant's telephone number, including area code)

MIP Solutions, Inc.
3773 W. 5th Ave., Ste. 301, Post Falls, ID 83854
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions below:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240-14d-2(b))
[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Current Report on Form 8-K (this "Current Report") contains forward looking statements that involve risks and uncertainties, principally in the sections entitled "Description of Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations." All statements other than statements of historical fact contained in this Current Report, including statements regarding future events, our future financial performance, business strategy, and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should," or "will" or the negative of these terms or other comparable terminology. Although we do not make forward looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors" or elsewhere in this Current Report, which may cause our or our industry's actual results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a highly regulated, very competitive, and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statements.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short term and long term business operations, and financial needs. These forward-looking statements are subject to certain risks and uncertainties that could cause our actual results to differ materially from those reflected in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this Current Report, and in particular, the risks discussed below and under the heading "Risk Factors" and those discussed in other documents we file with the Securities and Exchange Commission that are incorporated into this Current Report by reference. The following discussion should be read in conjunction with the consolidated financial statements and notes included herewith. We undertake no obligation to revise or publicly release the results of any revision to these forward-looking statements. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Current Report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statement.

You should not place undue reliance on any forward-looking statement, each of which applies only as of the date of this Current Report. You should be aware that the occurrence of the events described in the section entitled "Risk Factors" and elsewhere in this Current Report could negatively affect our business, operating results, financial condition and stock price. Except as required by law, we undertake no obligation to update or revise publicly any of the forward-looking statements after the date of this Current Report to conform our statements to actual results or changed expectations.

Item 1.01   Entry into Material Definitive Agreement
Item 2.01   Completion of Acquisition

On July 10, 2012, AWG International Water Corporation, formerly known as MIP Solutions, Inc., ("the Company") closed the Share Exchange Agreement with AWG International, Inc. ("AWG") and its fourteen (14) shareholders. The Company acquired 100% of the capital stock of AWG in exchange for 77,931,100 Company common shares. The common stock, when issued, will represent 67.38% of the Company's issued and outstanding capital stock. A copy of the Exchange Agreement is attached as Exhibit 2.1.

At closing, Jeffery Lamberson and Gary MacDonald, the Company's two officers and directors resigned, nominating the following individuals to succeed them in their director and executive officer positions: Keith White, Chairman of the Board of Directors, Chief Executive and Chief Technology Officer; Jeffrey Stockdale, member of the board of directors, President, and Chief Operating Officer; Jeff Mitchell, Secretary and Chief Financial Officer; and Robb Perkinson, member of the board of directors.

The Company was a shell company as defined pursuant to SEC Rule 405 because it had no operations and nominal assets after the JHU/APL License Agreement was terminated on August 10, 2010.

Form 10 Disclosures

As disclosed elsewhere in this Current Report, on July 10, 2012, the Company acquired AWG International, Inc. in a reverse acquisition transaction (the "Acquisition"). Item 2.01(f) of Form 8-K states that if the registrant was a shell company prior to a transaction required to be reported in this Item 2.01, then the registrant must disclose the information that would be required if the registrant were filing a general form for registration of securities on Form 10 under the Exchange Act.

Because the Company was a shell Company prior to the Acquisition Transaction, this Current Report provides below the information that would be included if the Company were to be filing a Form 10. Please note that the information provided below relates to the combined enterprises of the Company and AWG International, Inc. after the acquisition of AWG International, except that information relating to periods prior to the date of Acquisition only relate to the Company unless otherwise specifically indicated.

In this Current Report, the Company relies on and refers to information and statistics regarding its industry that it has obtained from a variety of sources. This information is publicly available at no cost and has not been specifically prepared for the Company for use in this report or otherwise. Although the Company believes that this information is generally reliable, it cannot guarantee, nor has it been independently verified, the accuracy and completeness of this information.

Special note regarding forward-looking statements

This report on Form 8-K contains forward-looking statements within the meaning of the federal securities laws. All statements, other than statements of historical facts, concerning, among other things, planned capital expenditures, future cash flows and borrowings, pursuit of potential acquisition opportunities, our financial position, business strategy and other plans and objectives for future operations, are forward-looking statements. These forward-looking statements are identified by their use of terms and phrases such as "may," "expect," "estimate," "project," "plan," "believe," "intend," "achievable," "anticipate," "will," "continue," "potential," "should," "could" and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Actual results could differ materially from those anticipated in these forward-looking statements. One should consider carefully the statements under the "Risk Factors" section of this report and other sections of this report which describe factors that could cause our actual results to differ from those anticipated in the forward-looking statements.

Finally, our future results will depend upon various other risks and uncertainties, including, but not limited to, those detailed in the section entitled "Risk Factors" included in this report. All forward-looking statements are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this document. Other than as required under the securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

Item 1. Business.

History

AWG International, Inc. ("AWG") was organized in the State of Nevada on March 18, 2010. The Company was organized by Keith White and Robb Perkinson. Keith White has been involved in the research and development of air-to-water technology. Keith White and Rae Anderson collaborated on the design and development of an air-to-water technology which resulted in a patent which was issued in 2007 by the U.S. Patent and Trademark Office. This patent technology is referred to as the G2 design. This patent was assigned to AWG in February 2012.

Overview

Presently, AWG designs and builds Air-to-Water appliances for residential and commercial drinking water applications based on patented, patent pending and proprietary technologies.

Presently, we sell one product designated as Model 2500. It is a countertop water dispensing appliance. This model is manufactured in South Korea. The Model 2500 utilizes a modified G2 technology with significant improvements which are a combination of patent pending, licensed and proprietary technologies.

We plan to introduce two additional models during 2012 which are designed for commercial and industrial applications. These models are known as the WaterPro 100 and 400 series. The WaterPro 100 is unique in that it uses waste oil combustion as its primary energy source for generating water. The WaterPro 400 uses conventional utility power as its energy source.

Technology

The Air-to-Water technology systems are designed to produce water from the atmosphere by using a condensing surface and a special filtration system that removes dust, airborne particles and bacteria to generate clean drinking water.

Our water generating appliance takes moisture from the ambient air, sends it through an air filter before passing across condensation coils where water condenses and falls into a system where it is filtered, sterilized and held for dispensing. This is the same process that occurs naturally during the water cycle. Moist air rises from the earth through sublimation, evapotranspiration and evaporation. It is then stored in the atmosphere until it precipitates in the form of dew, rain or snow. Once the moisture is removed from the air as precipitation, it is filtered through the ground, stored as ground water and is deposited in rivers and lakes.

This method of using a condensing surface to extract water from air has been in use for many years. Some familiar applications include air conditioners and dehumidifiers. The process basically involves taking filtered moist air from the atmosphere and dehumidifying it for treatment by the water treatment module. This condensate water is then processed through filters and special cartridges which eliminate virtually all biological contaminants including bacteria, and pollutants that may be in the air. The water production and cost per gallon varies considerably with the relative humidity and temperature of the air at the specific site in which the unit is employed.

Atmospheric water vapor is an abundant resource that can be used with virtually no negative environmental impacts. The air-to-water technology has received broad acceptance around the world as a new and sustainable source of potable water.

AWG realized significant breakthroughs with the development of new component technology and purification systems that enable our products to produce more water with improved electrical economies. The performance of all products is based on the relative humidity and temperature of the atmosphere.

Our Product Line



Model 2500

The Model 2500 is a home or office appliance which is designed to produce up to 5.2 gallons (18 liters) of drinking water at 80% relative humidity at 75 degrees Fahrenheit. It operates on household power. It has a storage capacity of 3.5 gallons. It uses environmentally safe R134a refrigerant.

Proposed Models:

Model Water Pros 100 and 400



The Water Pro 100 is designed for communities or businesses. This model is designed for direct plumbing connection or on-site dispensing by the water consumer. This model will have a built-in water dispenser so that the consumer may bring a container to the site and dispense varying amounts of drinking water. The Model 100 will use a waste oil combustion technology for powering the unit's operating systems. This model can be equipped with the optional user payment system. This model may be supported with remote monitoring via an internet connection. This model requires replacement of air filters six times annually and water filters two times annually.

The waste oil combustion component of the Model 100 can utilize a variety of oils, including diesel, cooking oils, petroleum products (up to 90 weight), crank case and gear oils, transmission and hydraulic fluids as fuel for systems operation. This model consumes approximately one gallon of fuel per hour. The combustion chamber is stainless steel with a swing-out for easy cleaning. It has a backup gas firing manifold for constant operation and is essentially self-cleaning. There is also a propane and natural gas back up option. This device can generate up to 100 gallons of drinking water per day at 80% relative humidity 75 degrees Fahrenheit.

The Water Pro 400 has commercial water generation capacity utilizing conventional electrical power sources. It will operate at 208/230 VAC, 3-phase, 60Hz power and anticipate that it will generate up to 400 gallons per day at 80% relative humidity and 72 degrees Fahrenheit. This unit can be customized to meet community or project drinking water requirements. It can be used for military, disaster relief, mining, food and beverage industry, residential buildings, hospitals, schools, manufacturing, villages, hospitality industry, and agriculture.



We plan to offer remote unit monitoring via an internet connection for high volume commercial and community units. Other features include automatic power down for filter changes, dispenser or utility connections, custom power options, direct tap dispenser for community needs, user payment options include credit card, coin or billing, quick connection to existing electric utility, water refrigeration and chilling systems, and automatic water dispenser controls.

Our anti-bacterial systems do not use any moving parts, or high maintenance items such as ultraviolet lights or ozone generators. We utilize a special water filter cartridge technology which destroys harmful microorganisms common to drinking water. Our metallic condenser coils are treated with a special coating which eliminates the risk of metal oxides and bacterial contamination entering the drinking water.

The water generating units are equipped with an electronic control system that turns the machine on and off when full and can circulate the water to maintain clean drinking water 24 hours a day, 365 days a year. The equipment has a dynamic display to allow for monitoring the machine's operation, showing when a new filter is required.

We believe that the models will provide an independent, sustainable, safe water source for a wide variety of possible circumstances such as mining and petroleum exploration camps, food manufacturers, military camps, non-government organizations, humanitarian assistance organizations, emergency and disaster relief situations.

While we believe the unit is economically viable in temperate climates, the units work best in the tropics and subtropics due to the high humidity levels, which make possible the highest rate of water production at the lowest cost per gallon.

Manufacturing

Model 2500

The Model 2500 is manufactured in South Korea under a private label agreement. This manufacturer is our sole source for manufacturing this product. This model incorporates licensed technology owned by the manufacturer in addition to our patented, patent pending and licensed intellectual property portfolio.

WaterPro 100

We plan to manufacture the WaterPro 100 model in Spokane, Washington. A prototype of this model is under construction. The design and development of this model is based on a joint collaboration between AWG and the Spokane manufacturer.

WaterPro 400

The WaterPro 400 model is in a developmental design phase with a manufacturer in Michigan. A prototype of this model is under construction. The design and development of this model is based on a joint collaboration between AWG and the Michigan manufacturer.

Sales, Marketing and Distribution

We believe a drinking water market opportunity exists for our atmospheric water generators. Our technology provides an alternative solution to the world's shortage of fresh water and can provide clean, safe drinking water in various geographical settings.

Our target markets for the air-to-water systems are businesses, governments, and people who are situated in the geographic regions where the ambient humidity is in a range of 40% to 90%, and in a temperature range of 50 to 90 degrees Fahrenheit. Our models operate best within these ranges.

The Model 2500 will target consumers and small office applications. The home/office units are designed to replace bottled water and purified water dispensers, eliminating the need for replenishment and storage of plastic bottles. These units are intended for usage in residences, schools, offices, hospitals and restaurants. They can also serve as a personal disaster relief unit for consumers in circumstances such as hurricanes where residents in the affected area may have no drinking water.

The WaterPro 100 and 400 products will target various markets including military applications, oil and mining operations, new and existing tourist resorts, new condominium developments and humanitarian missions.

We plan to market our products through independent domestic and international wholesale distributors. We do not plan to sell directly to consumers or end-users. Presently, we have two distributors. We have not sold any products to these distributors. Our first product will be the Model 2500.

Research and Development

We are dedicated to research and development and plan to increase our research and development efforts to create new products and improve the efficiencies associated with our water production, increasing water storage capacity, expanding the effectiveness of filtration devices, and enhancing energy efficiency.

Competitive Advantage

The atmospheric water generator and filtration system industry is relatively new and rapidly evolving. Based on our research, we believe there are approximately 10 entities experimenting with the technology of water generation, of which five are direct, active competitors. Some of those companies have limited or no business activities. The relatively high energy cost associated with changing water from its vapor phase in the air to the liquid phase appears to be an obstacle to making sales for a number of these competitors. Control of bacteria and waterborne organisms in the field of atmospheric water generation creates a technological challenge, which is a substantial barrier for others to enter this field.

Our previous AWG products are comparable to the others in the industry utilizing similar technologies with certain differences consistent with patented and licensed processes and technologies. Our models contain no moving parts in the bacteria control system which suggests greater reliability than the competitive devices with moving parts. Our models use a biostatic water filter cartridge technology to destroy harmful microorganisms common to drinking water to in contrast to the UV (ultra violet) light or ozone applications utilized by other competitive products. This is an effective method of eliminating all bacteria and other microorganisms.

Competition

The atmospheric water generator, water purification and bottled water industries are highly competitive. This market segment includes numerous manufacturers, distributors, marketers, and retailers that actively compete for the business of consumers both in the United States and abroad. In addition, the market is highly sensitive to the introduction of new products and technologies that may rapidly capture a significant share of the market. As a result, our ability to remain competitive depends in part upon its successful introduction and consumer acceptance of new products. Although our products bear our own exclusive branding, we expect that the competition will intensify in the future, since our competitors can and may duplicate many of the products or services offered by us.

The principal competition within the AWG industry comes from Air to Water, Inc., also known as World Wide Water Company. This company holds a patent for atmospheric water generators for various distributors, a similar water generating device and has product manufactured in China. Yuxin, a Chinese manufacturing company, also produces atmospheric water generators for various distributors.

The following are some of our other competitors:

Air2 Water Inc. (www.air2water.net) also known as World Wide Water Company. This company holds a patent for atmospheric water generators. Air 2 Water offers two products to their distributers the residential Dolphin 1 and Dolphin 2. The design utilizes 2 UV lights to control the bacteria and 4 filters to filters the water in addition to separate hot and cold water storage and dispensing tanks. This general configuration has been on the market for several years. Air 2 Water also sells the commercial Triton Series. The Triton uses a desiccant wheel verses the traditional DX coil to liberate water from the atmosphere. The unit uses an ozone system and a UV light to control bacteria in the water. The residential and commercial units are represented by many different distributers at different levels in the retail market.

Fujian Yuxin Electronic Equipment Co Ltd also known as HendrxWater (www.hendrxwater.com) currently produces the AWG HR residential model, this unit is very similar to the Dolphin 1 and the Dolphin 2 produced by Air 2 Water, and also uses UV to control the bacteria with much the same internal configuration. Fujian Yuxin also produces the EA 500 commercial unit which uses standard DX coils. The residential and commercial units are represented by many different distributers at different levels in the retail market

Water Maker India (www.watermakerindia.com) currently produces the WM series commercial unit utilizes standard DX technology and comes in a variety of sizes and has begun to market their product in India; currently they do not produce a residential unit for retail sale. Water Maker India has so far been focusing their efforts in the Indian market.

ATWtec (www.atwtec.com) has been in the atmospheric water generation industry for since 2000. They have experimented with many different designs and currently offer the residential AD-5 counter top unit. The commercial AD-1500 also uses standard DX technology

Drinkable Air (www.drinkable-air.com) is a located in Lauderdale Lakes, Florida. It was organized in 2007. Drinkable Air has 55 distributors in the United States and two in the Pacific Rim. Its AWG's utilize an ozone process to kill water borne organisms. The company's product line supports an office and commercial product named Cameleon.

AWG International recognizes that to be the industry leader we must continue to innovate; the Model 2500 residential unit utilizes a proprietary coating on our fin coil. The larger surface area allows for greater water production in low humidity environments, something the market has demanded for several years. Our EPA and NSF bacteria control system is passive not mechanical as the competition uses, the system is less expensive, saves energy and is much more user friendly over standard UV and Ozone bacteria control systems used by others.

Our commercial atmospheric water generating system has several key features that separate us from our competitors. We use the standard DX configuration with our proprietary coating. Also, the system is engineered to run in 100% outside air which is necessary for maximum water production. The unit has the ability to operate in high ambient air temperatures in this configuration. Traditional systems utilize the refrigeration system both to create the water from the air and to chill the water if at all. AWG International utilizes the rejected cold air which would normally be exhausted to the atmosphere to chill the water in the storage tank thereby increasing energy efficiencies. Our bacteria control system is passive in nature and is the same as found in the Model 2500. In addition the commercial unit has a DTC control system that allows for multi- unit configurations.

Patents and Licenses

On March 12, 2007, Keith White and Rae Anderson assigned all right, title and interest in U.S. Serial No. 60/607,369, U.S. Serial No. 11/221,075 and PCT Serial No PCT/S/2005/031948 to Everest International, Inc., a Nevada corporation. Subsequently, on the same day, March 12, 2007, Everest International, Inc. assigned the same patent rights to Everest Water, Ltd., a Bahamian corporation.

On or about April 13, 2010, Everest Water, Ltd., granted CanAmera Management, Inc., a corporation organized under the laws of the Republic of Panama, a non-exclusive, royalty bearing license to manufacture, use and sell products under U.S. Patent No. 7,272,947 including any and all U.S. or foreign patents derived and any patent on improvements on the patent, (the "License Agreement"). The patent described a device that produces potable water by extracting moisture from the air and purifying it by way of cooling and condensing water and removing bacteria or preventing the formation of bacteria.

On the same date, April 13, 2010, CanAmera Management, Inc. assigned the License Agreement to AWG International, Inc.

Upon diligent review of the License Agreement, it was noted that Clause VII (c) stated, " In the event Licensor becomes insolvent or Licensor is dissolved or otherwise ceases to be a legal entity without the Licensed Patents being assigned to another legal entity, the license granted herein shall become a fully paid assignment of the Licensed Patent to Licensee effective one day before such condition occurs or is determined by Licensee and Licensee shall by these terms be authorized to record said assignment with the U.S. Patent and Trademark Office and other patent offices of other jurisdictions as appropriate if accompanied by Licensee's sworn statement of the stated condition by Licensee...". According to the Bahamas Corporate Registry, Everest Water, Ltd., the Licensor on the License Agreement was stricken from the Corporate Registry and therefore ceased to be a legal entity.   Everest Water, Ltd. failed to assign the patent (U.S. Patent No. 7,272,947 prior to being stricken from the registry. Therefore, the patents and applications underlying the License Agreement were assigned to AWG International, Inc. by operation of law. Clause VII(c) states additionally, that: "Licensee (AWG as successor to CanAmera Management, Inc.) shall then further assign the licensed patents to the inventors thereof". Therefore, on February 17, 2012, AWG International assigned the patents to the inventors, Rae Anderson and Keith White. Immediately following this assignment to the inventors, on February 17, 2012, Keith White assigned his interest in the patents to AWG International, Inc. The assigned patents include U.S. Patent No. 7,272,947, U.S. Patent 7,886,557, PCT Patent Application No. PCT/US/2005/031948, and all patents and patent applications throughout the world, including any divisions, reissues or continuations.

History

G2 Product

On February 14, 2012, Keith White, the co-inventor/co-owner of U.S. Patent #7,272,947, 7,886,557 and PCT Patent Application No. PCT/US 2005/031948, assigned his interest in these patents, applications, and all inventions and technology to AWG International, Inc., our wholly owned subsidiary. We designate this patent as the G2 patent. The "G2" represents "second generation design". This patent was developed by Rae Anderson and Keith White. The patent relates to a "Water Producing Method and Apparatus". This G2 water producing invention produces drinking water. Its distinguishing features include external water plumbing circulation. It uses ozone and ultraviolet (UV) light as a method to kill waterborne organisms.

The Model 2500 uses this patent technology with some modifications. We call our modified Model 2500 based on this patent the G2 Plus technology. This model uses a biostatic cartridge to control waterborne microorganisms such as bacteria. This model utilizes a specially coated fin coil design to increase water production in lower humidity environments.

G3 Products

On November 19, 2010, Keith White, the patent owner, assigned Patent application 13/510,757, title, "Atmospheric Water Generator" to AWG International, Inc. This patent differs from the G2 patent because it uses internal water plumbing circulation methodology as opposed to the external plumbing and incorporates a biostatic cartridge to control waterborne microorganisms. The technology covered by this patent will be used in Models 100 and 400.

G4 and G5 Proposed Products

On April 19, 2012, Keith White, the inventor/applicant of provisional patent application titled, "Atmospheric Water Generation System" Application No. 61/489,588, assigned all right, title and interest to AWG International, Inc. The technology associated with this patent application will be used for a future line of G4 and G5 products for residential for water generating and air conditioning systems. It includes "off the electrical grid" AC/DC residential and commercial systems.

Government Regulation

The manufacturing, processing, testing, packaging, labeling and advertising of the products that we sell may be subject to regulation by one or more U.S. federal agencies, including the Food and Drug Administration, the Federal Trade Commission, the Community Supported Agriculture in North America, the United States Department of Agriculture, the Environmental Protection Agency, the standards provided by the United States Public Health Authority and the World Health Organization for drinking water. These activities may also be regulated by various agencies of the states, localities and foreign countries in which consumers reside. Currently, our products are not subject to any governmental regulation although it is possible that the FDA may choose to regulate the quality of water produced from atmospheric water generating machines.

Since we may be subject to a wide range of regulation covering every aspect of our business as mentioned above, we cannot predict the nature of any future U.S. laws, regulations, interpretations or applications, nor can we determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. Although the regulation of water is less restrictive than that of drugs and food additives, we cannot assure you that the current statutory scheme and regulations applicable to water will remain less restrictive. Further, we cannot assure you that, under existing laws and regulations, or if more stringent statutes are enacted, regulations are promulgated or enforcement policies are adopted, we are or will be in compliance with these existing or new statutes, regulations or enforcement policies without incurring material expenses or adjusting our business strategy. Any laws, regulations, enforcement policies, interpretations or applications applicable to our business could require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling or scientific substantiation.

Certification and Testing

The Model 2500 product has CE certification and bears the CE mark on the product label. We are in the process of obtaining ETL certification listing. CE certification certifies that the tested product has met recognized international standards through product safety testing. ETL Certification is recognized in the United States and Canada.

Employees

As of July 10, 2012, the Company has three employees, who are our named executive officers. Staffing levels will be determined as we progress and grow. Our Board of Directors determines the compensation of all new employees based upon job descriptions.

Access to Company Reports

We file periodic reports, information statements and other information with the SEC in accordance with the requirements of the Securities Exchange Act of 1934, as amended. We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to such reports available free of charge through our corporate website at *www.awginternational.com* as soon as reasonably practicable after such reports are filed with, or furnished to, the SEC. Within the time period required by the SEC, we will post on our website any modifications to the code of ethics for our CEO and senior financial officers and any waivers applicable to senior officers as defined in the applicable code, as required by the Sarbanes-Oxley Act of 2002. You may also read and copy any document we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, our reports and information statements, and our other filings are also available to the public over the internet at the SEC's website at *www.sec.gov*. Unless specifically incorporated by reference in this current report on Form 8-K, information that you may find on our website is not part of this report.

Item 1A. Risk Factors.

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS CURRENT REPORT BEFORE PURCHASING INVESTING IN THE COMPANY. INVESTING IN OUR CAPITAL STOCK INVOLVES A HIGH DEGREE OF RISK. IF ANY OF THE FOLLOWING EVENTS OR OUTCOMES ACTUALLY OCCURS, OUR BUSINESS OPERATING RESULTS AND FINANCIAL CONDITION WOULD LIKELY SUFFER. AS A RESULT, THE TRADING PRICE OF OUR CAPITAL STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO PURCHASE OUR CAPITAL STOCK.

<u>RISKS RELATED TO OUR BUSINESS</u>

WE ARE A COMPANY WITH LIMITED OPERATING HISTORY.

The Company has a limited operating history and has primarily engaged in operations relating to the development of its atmospheric water generation technologies and business plan.   We are subject to many of the risks common to such enterprises, including the ability of the Company to implement its business plan, market acceptance of its proposed business, under-capitalization, cash shortages, limitations with respect to personnel, financing and other resources, and uncertainty of the Company's ability to generate revenues. There can be no assurance that the Company's activities will be successful or result in significant revenues or profit for the Company, and the likelihood of the Company's success must be considered in the light of the stage in its development. As of December 31, 2011, the Company had generated minimal revenue from product sales and had generated significant losses.   The Company believes it has engaged professionals and consultants experienced in the type of business contemplated by the Company; however, there can be no assurance that the predictions, opinions, analyses, or conclusions of such professionals will prove to be accurate. In addition, no assurance can be given that the Company will be able to consummate its business strategy and plans or that financial or other limitations may not force the Company to modify, alter, significantly delay, or significantly impede the implementation of such plans or the Company's ability to continue operations. If the Company is unable to successfully implement its business strategy and plans, investors may lose their entire investment in the Company.

Potential investors should also be aware of the difficulties normally encountered developing water technology companies. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the inception of the enterprise that we plan to undertake. These potential problems include, but are not limited to, unanticipated problems relating to product development, manufacturing, operations and distribution, and additional costs and expenses that may exceed current estimates.

WE HAVE A LIMITED OPERATING HISTORY AND WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP OUR BUSINESS.

Our limited operating history makes predicting our future operating results difficult. As a development stage company with a limited history, we face numerous risks and uncertainties in the competitive markets. In particular, we have not proven that we can:

- develop sell a sufficient quantity of AWG products for the Company to be profitable;

- develop and maintain relationships with key customers and strategic partners that will be necessary to optimize the market value of our products;

- raise sufficient capital in the public and/or private markets.

If we are unable to accomplish these goals, our business is unlikely to succeed.

WE HAVE A HISTORY OF LOSSES.

We cannot predict if we will ever achieve profitability and, if we do, we may not be able to sustain or increase our profitability. If we cannot achieve or maintain profitability, we may not be able to continue to absorb the resulting financial losses. If we continue to suffer financial losses, our business may be jeopardized and our investors may lose all of their investment in our shares.

WE ARE IN THE EARLY STAGES OF PRODUCT DEVELOPMENT AND OUR SUCCESS IS UNCERTAIN.

We are a development stage company and are in the early stages of developing our products and services. We have not yet successfully developed any of our products and services to the final completion stage. We may fail to develop any products or services, to implement our business model and strategy successfully or to revise our business model and strategy should industry conditions and competition change. We cannot make any assurances that any of our product candidates, if successfully developed, would generate sufficient revenues to enable us to be profitable. Furthermore, we cannot make any assurances that we will be successful in addressing these risks. If we are not, our business, results of operations and financial condition will be materially adversely affected.

WE HAVE LIMITED EXPERIENCE IN MARKETING OUR PRODUCTS

Even if we are able to develop our products and obtain the necessary regulatory approvals, we have limited experience or capabilities in marketing or commercializing our products. We currently have some sales and just engaged a marketing agency. do not have a distribution infrastructure in place. Accordingly, we are dependent on our ability to find collaborative marketing partners or contract sales companies for commercial sale of any of our products. Even if we find a potential marketing partner, we may not be able to negotiate an advertising and/or licensing contract on favorable terms to justify our investment or achieve adequate revenues.

IF WE ARE UNABLE TO ESTABLISH SALES AND MARKETING CAPABILITIES OR ENTER INTO AGREEMENTS WITH THIRD PARTIES TO SELL AND MARKET PRODUCTS WE DEVELOP, WE MAY NOT BE ABLE TO GENERATE PRODUCT REVENUE.

We do not currently have an organization for the sales, marketing and distribution of our products. We anticipate that we will seek to enter into distribution agreements or other arrangements with third parties to market any products. If we are unable to enter into such agreements, we would have to build sales, marketing, managerial and other non-technical capabilities and develop, train and or manage a sales force, all of which would cause us to incur substantial additional expenses. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, we may not be able to generate product revenue and may not become profitable.

OUR PRODUCTS ARE SUBJECT TO THE RISK OF FAILURE INHERENT IN THE DEVELOPMENT OF PRODUCTS BASED ON OUR TECHNOLOGIES.

Because our product is and will be based on new technologies, it is subject to risk of failure. These risks include the possibility that:

- our new approaches will not result in any products that gain market acceptance;
- proprietary rights of third parties may preclude us from marketing a new product; or
- third parties will market superior or more cost-effective products or services.

As a result, our activities, either directly or through corporate partners, may not result in any commercially viable products.

OUR PRODUCTS MAY BE SUBJECT TO FUTURE PRODUCT LIABILITY CLAIMS. SUCH PRODUCT LIABILITY CLAIMS COULD RESULT IN EXPENSIVE AND TIME-CONSUMING LITIGATION AND PAYMENT OF SUBSTANTIAL DAMAGES.

The development, testing, marketing, sale and use of new products runs a risk that product liability claims may be asserted against us if it is believed that the product has caused injury. We cannot make assurances that claims, suits or complaints relating to the use of our products will not be asserted against us in the future. If a product liability claim asserted against us was successful, we may be required to limit commercialization of our technology. Regardless of merit or outcome, claims against us may result in significant diversion of our management's time and attention, expenditure of large amounts of cash on legal fees, expenses and damages and a decreased demand for our products. We cannot make any assurances that we will be able to acquire or maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us.

WE ARE DEPENDENT ON OUR SUPPLIERS

Our success is highly dependent upon the continued support and services of suppliers. We are solely dependent on their support to provide enough inventories to meet our purchase orders. If our suppliers are not able to manufacture enough products to meet the demands of our purchase orders, our business will most likely fail.

DELAYS OR INTERRUPTIONS IN THE MANUFACTURING AND DELIVERY OF OUR MODEL 2500 APPLIANCES BY OUR SOLE SOURCE MANUFACTURER MAY HARM OUR BUSINESS.

Our Model 2500 appliances are built by a single manufacturer. Our reliance on a sole manufacturer, particularly a foreign manufacturer, involves several risks, including a potential inability to obtain an adequate supply of appliances and limited control over pricing, quality and timely delivery of products. In addition, replacing this manufacturer may be difficult and could result in an inability or delay in obtaining products. We cannot assure you that this manufacturer will be able to provide the products in quantities that are sufficient to meet demand or at all, in a timely manner, which could result in decreased revenues and loss of market share.

THE COMPANY'S STRATEGIES FOR DEVELOPMENT OF THE BUSINESS MIGHT NOT BE SUCCESSFUL.

The Company is currently evaluating potential product development strategies for its business. It may take several years, if ever, for the Company to achieve cumulative positive cash flow. The Company could experience significant difficulties in executing its business plan, including: inability to successfully implement the Company's business plan; changes in market conditions; inability to obtain necessary financing; delays in completion of the Company's projects or their underlying technologies; inaccurate cost estimates; changes in government or political reform; or the Company may not benefit from the proposed projects as the Company expected. The Company's inability to develop its proposed products will adversely affect the Company's business cash flows and have a material adverse effect on the Company's ability to meet the Company's working capital requirements.

SIGNIFICANT REPAIR AND/OR REPLACEMENT WITH RESPECT TO PRODUCT WARRANTY CLAIMS OR PRODUCT RECALLS COULD HAVE A MATERIAL ADVERSE IMPACT ON THE RESULTS OF OPERATIONS.

We provide a limited warranty for our products for a period of one year. Significant warranty claims could have a material adverse effect on our results of operations.

WE DEPEND SUBSTANTIALLY ON THE CONTINUED PRESENCE OF KEY PERSONNEL FOR CRITICAL MANAGEMENT DECISIONS AND INDUSTRY CONTACTS.

Our success depends upon the continued contributions of our executive officers and key employees, particularly with respect to providing the critical management decisions and contacts necessary to manage product development, marketing, and growth within our industry. Competition for qualified personnel can be intense and there are a limited number of people with the requisite knowledge and experience. Under these conditions, we could be unable to attract and retain these personnel. The loss of the services of any of our executive officers or other key employees for any reason could have a material adverse effect on our business, operating results, financial condition and cash flows.

THERE IS SUBSTANTIAL DOUBT AS TO OUR ABILITY TO CONTINUE AS A GOING CONCERN.

Our financial results for the fiscal year ending December 31, 2011 show substantial losses. The accompanying financial statements have been prepared in conformity with the generally accepted accounting principles in the United States of American which contemplates the Company as a going concern. The Company has sought out additional investment to raise additional funds. However, there are no assurances that the Company will continue as a going concern without the successful completion of additional funding. The accompanying consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Our independent auditors, MartinelliMick, PLLC, have expressed substantial doubt about our ability to continue as a going concern given our recurring losses from operations and net stockholder's deficit. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. We may be subject to product liability or breach of contract claim if our products do not work as represented.

The atmospheric water generators are designed to facilitate potable safe drinking water. If the technology fails to work as manufactured by our inventor(s), customers may bring claims against us. Despite limitations on such claims, such claims can be costly and time consuming which could have a material adverse effect on our operations, even if we are found not to have been at fault. We currently do not have liability insurance and anticipate that we will seek some coverage in the future if such coverage is available at a reasonable cost.

<u>INTELLECTUAL PROPERTY RISKS</u>

RESEARCH AND DEVELOPMENT ACTIVITIES MAY BE COMPROMISED

We do have development work which we believe has the potential for patent protection. We will evaluate our business benefits in pursuing patents in the future. We protect all of our development work with confidentiality agreements with our engineers, employees and any outside contractors. However, third parties may, in an unauthorized manner, attempt to use, copy or otherwise obtain and market or distribute our intellectual property or technology or otherwise develop a product with the same functionality as our software. Policing unauthorized use of our intellectual property rights is difficult, and nearly impossible on a worldwide basis. Therefore, we cannot be certain that the steps we have taken or will take in the future will prevent misappropriation of our technology or intellectual property, particularly in foreign countries where we plan to do business or where our software will be sold or used, where the laws may not protect proprietary rights as fully as do the laws of the United States or where the enforcement of such laws is not common or effective.

A DISPUTE CONCERNING THE INFRINGEMENT OR MISAPPROPRIATION OF OUR PROPRIETARY RIGHTS OR THE PROPRIETARY RIGHTS OF OTHERS COULD BE TIME CONSUMING AND COSTLY AND AN UNFAVORABLE OUTCOME COULD HARM OUR BUSINESS.

There is significant litigation regarding patents and other intellectual property rights. Accordingly, we may be exposed to future litigation by third parties based on claims that our software, technologies or activities infringe the intellectual property rights of others. Although we try to avoid infringement, there is the risk that we will use a patented technology owned or licensed by another person or entity and/or be sued for infringement of a patent owned by a third party. If our products are found to infringe any patents, we may have to pay significant damages or be prevented from making, using, selling, and offering for sale or importing such products or services or from practicing methods that employ such products.

CONFIDENTIALITY AGREEMENTS WITH EMPLOYEES AND OTHERS MAY NOT ADEQUATELY PREVENT DISCLOSURE OF OUR TRADE SECRETS AND OTHER PROPRIETARY INFORMATION AND MAY NOT ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY.

Our success also depends upon the skills, knowledge and experience of our technical personnel, our consultants and advisors as well as our licensors and contractors. Because we operate in a highly competitive field, we rely almost wholly on trade secrets to protect our proprietary technology and processes. However, trade secrets are difficult to protect. We enter into confidentiality and intellectual property assignment agreements with our corporate partners, employees, consultants, outside scientific collaborators, developers and other advisors. These agreements generally require that the receiving party keep confidential and not disclose to third parties all confidential information developed by the receiving party or made known to the receiving party by us during the course of the receiving party's relationship with us. These agreements also generally provide that inventions conceived by the receiving party in the course of rendering services to us will be our exclusive property. However, these agreements may be breached and may not effectively assign intellectual property rights to us. Our trade secrets also could be independently discovered by competitors, in which case we would not be able to prevent use of such trade secrets by our competitors. The enforcement of a claim alleging that a party illegally obtained and used our trade secrets could be difficult, expensive and time consuming and the outcome unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. The failure to obtain or maintain meaningful trade secret protection could adversely affect our competitive position.

WE MAY SUFFER FROM INFRINGEMENTS OR PIRACY OF OUR TRADEMARKS, DESIGNS, BRANDS OR PRODUCTS.

We may suffer from infringements or piracy of our trademarks, designs, brands or products in the U.S. or globally. Some jurisdictions may not honor our claims to our intellectual properties. In addition, we may not have sufficient legal resources to police or enforce our rights in such circumstances.

INTERNATIONAL BUSINESS RISK

IF WE MARKET AND SELL OUR PRODUCTS IN INTERNATIONAL MARKETS, WE WILL BE SUBJECT TO ADDITIONAL REGULATIONS RELATING TO EXPORT REQUIREMENTS, ENVIRONMENTAL AND SAFETY MATTERS, AND MARKETING OF THE PRODUCTS AND DISTRIBUTORSHIPS, AND WE WILL BE SUBJECT TO THE EFFECTS OF CURRENCY FLUCTUATIONS IN THOSE MARKETS, ALL OF WHICH COULD INCREASE THE COST OF SELLING PRODUCTS AND SUBSTANTIALLY IMPAIR THE ABILITY TO ACHIEVE PROFITABILITY IN FOREIGN MARKETS.

As a part of our marketing strategy, we plan to market and sell our products internationally. In addition to regulation by the U.S. government, those products will be subject to environmental and safety regulations in each country in which we market and sell. Regulations will vary from country to country and will vary from those of the United States. The difference in regulations under U.S. law and the laws of foreign countries may be significant and, in order to comply with the laws of these foreign countries, we may have to implement manufacturing changes or alter product design or marketing efforts. Any changes in our business practices or products will require response to the laws of foreign countries and will result in additional expense to the Company.

Additionally, we may be required to obtain certifications or approvals by foreign governments to market and sell the products in foreign countries. We may also be required to obtain approval from the U.S. government to export the products. If we are delayed in receiving, or are unable to obtain import or export clearances, or if we are unable to comply with foreign regulatory requirements, we will be unable to execute our complete marketing strategy.

OUR BUSINESS IS SUBJECT TO RISKS ASSOCIATED WITH OFFSHORE MANUFACTURING.

We import some of our products into the United States and Canada from foreign countries for resale. All of our import operations are subject to tariffs and quotas set by the U.S. and other countries' governments through mutual agreements or bilateral actions. Adverse changes in these import costs and restrictions, or our suppliers' failure to comply with customs regulations or similar laws, could harm our business. Our operations are also subject to the effects of international trade agreements and regulations such as the North American Free Trade Agreement, the Caribbean Basin Initiative and the European Economic Area Agreement, and the activities and regulations of the World Trade Organization. Trade agreements can also impose requirements that adversely affect our business, such as setting quotas on products that may be imported from a particular country into our key market, the United States. In fact, some trade agreements can provide our competitors with an advantage over us, or increase our costs, either of which could have an adverse effect on our business and financial condition.

In addition, the recent elimination of quotas on World Trade Organization member countries by 2005 could result in increased competition from developing countries which historically have lower labor costs, including China. This increased competition, including from competitors who can quickly create cost and sourcing advantages from these changes in trade arrangements, could have an adverse effect on our business and financial condition.

Our ability to import products in a timely and cost-effective manner may also be affected by problems at ports or issues that otherwise affect transportation and warehousing providers, such as labor disputes or increased U.S. homeland security requirements. These issues could delay importation of products or require us to locate alternative ports or warehousing providers to avoid disruption to our customers. These alternatives may not be available on short notice or could result in higher transit costs, which could have an adverse impact on our business and financial condition.

OUR INTERNATIONAL OPERATIONS EXPOSE US TO POLITICAL, ECONOMIC AND CURRENCY RISKS.

All of our products came from sources outside of the United States. As a result, we are subject to the risks of doing business abroad, including:

- currency fluctuations;
- changes in tariffs and taxes;
- political and economic instability; and
- disruptions or delays in shipments.

Changes in currency exchange rates may affect the relative prices at which we are able to manufacture products and may affect the cost of certain items required in our operation, thus possibly adversely affecting our profitability.

There are inherent risks of conducting business internationally. Language barriers, foreign laws and customs and duties issues all have a potential negative effect on our ability to transact business in the United States. We may be subject to the jurisdiction of the government and/or private litigants in foreign countries where we transact business, and we may be forced to expend funds to contest legal matters in those countries in disputes with those governments or with customers or suppliers.

WE MAY SUFFER FROM INFRINGEMENTS OR PIRACY OF OUR TRADEMARKS, DESIGNS, BRANDS OR PRODUCTS.

We may suffer from infringements or piracy of our trademarks, designs, brands or products in the U.S. or globally. Some jurisdictions may not honor our claims to our intellectual properties. In addition, we may not have sufficient legal resources to police or enforce our rights in such circumstances.

UNFAIR TRADE PRACTICES OR GOVERNMENT SUBSIDIZATION MAY IMPACT OUR ABILITY TO COMPETE PROFITABLY.

In an effort to penetrate markets in which the Company competes, some competitors may sell products at very low margins, or below cost, for sustained periods of time in order to gain market share and sales. Additionally, some competitors may enjoy certain governmental subsidies that allow them to compete at substantially lower prices. These events could substantially impact our ability to sell our product at profitable prices.

If we market and sell our products in international markets, we will be subject to additional regulations relating to export requirements, environmental and safety matters, and marketing of the products and distributorships, and we will be subject to the effects of currency fluctuations in those markets, all of which could increase the cost of selling products and substantially impair the ability to achieve profitability in foreign markets.

As a part of our marketing strategy, we plan to market and sell our products internationally. In addition to regulation by the U.S. government, those products will be subject to environmental and safety regulations in each country in which we market and sell. Regulations will vary from country to country and will vary from those of the United States. The difference in regulations under U.S. law and the laws of foreign countries may be significant and, in order to comply with the laws of these foreign countries, we may have to implement manufacturing changes or alter product design or marketing efforts. Any changes in our business practices or products will require response to the laws of foreign countries and will result in additional expense to the Company.

Additionally, we may be required to obtain certifications or approvals by foreign governments to market and sell the products in foreign countries. We may also be required to obtain approval from the U.S. government to export the products. If we are delayed in receiving, or are unable to obtain import or export clearances, or if we are unable to comply with foreign regulatory requirements, we will be unable to execute our complete marketing strategy.

WE MAY BE SUBJECT TO GOVERNMENTAL REGULATION.

Regulation by government authorities in the United States, Canada and foreign countries may be a factor in the development, manufacture and marketing of our products and in our research and product development activities. The process of obtaining these approvals and the subsequent compliance may require time and financial resources.

RISKS RELATED TO OUR SECURITIES

THERE IS LITTLE CURRENT TRADING OF OUR SHARES. OUR STOCK PRICE IS LIKELY TO BE HIGHLY VOLATILE.

Although prices for our shares of Common Stock are quoted Over-the-Counter on the Electronic Bulletin Board (OTCBB), there is little current trading and no assurance can be given that an active public trading market will develop or, if developed, that it will be sustained. The OTCBB is generally regarded as a less efficient and less prestigious trading market than other national markets. There is no assurance if or when our Common Stock will be quoted on another more prestigious exchange or market. The market price of our stock is likely to be highly volatile because for some time there will likely be a thin trading market for the stock, which causes trades of small blocks of stock to have a significant impact on the stock price.

BECAUSE OUR COMMON STOCK IS LIKELY TO BE CONSIDERED A "PENNY STOCK," OUR TRADING WILL BE SUBJECT TO REGULATORY RESTRICTIONS.

Our Common Stock is currently, and in the near future will likely continue to be, considered a "penny stock." The SEC has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the SEC, which specifies information about penny stocks and the nature and significance of risks of the penny stock market. The broker-dealer also must provide the customer with bid and offer quotations for the penny stock, the compensation of the broker-dealer and any salesperson in the transaction, and monthly account statements indicating the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that, prior to a transaction in a penny stock not otherwise exempt from those rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure and other requirements may adversely affect the trading activity in the secondary market for our Common Stock.

LIMITED FUTURE SALES OF OUR COMMON STOCK IN THE PUBLIC MARKET COULD MAKE IT DIFFICULT TO GENERATE SIGNIFICANT LIQUIDITY IN OUR STOCK.

We expect to file a registration statement with the SEC to cover resales of shares issued to the pre-Acquisition AWG International, Inc. stockholders and others in post-Acquisition equity financing transactions. However, upon the effectiveness of this registration statement, most of the stock covered under the registration may not be immediately available for trading. Due to a limitation in the number of shares traded on a regular basis, there may be significant swings in the bid and ask prices of our stock or there may not be any significant volume of the stock available to trade.

WE HAVE NOT PAID DIVIDENDS IN THE PAST AND DO NOT EXPECT TO PAY DIVIDENDS FOR THE FORESEEABLE FUTURE, AND ANY RETURN ON INVESTMENT MAY BE LIMITED TO POTENTIAL FUTURE APPRECIATION ON THE VALUE OF OUR COMMON STOCK.

We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our Board of Directors after taking into account various factors, including without limitation, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. To the extent we do not pay dividends, our stock may be less valuable because a return on investment will only occur if and to the extent our stock price appreciates, which may never occur. In addition, investors must rely on sales of their Common Stock after price appreciation as the only way to realize their investment, and if the price of our stock does not appreciate, then there will be no return on investment. Investors seeking cash dividends should not purchase our Common Stock.

OUR OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS CAN EXERT SIGNIFICANT INFLUENCE OVER US AND MAY MAKE DECISIONS THAT ARE NOT IN THE BEST INTERESTS OF ALL STOCKHOLDERS.

Our officers, directors and principal stockholders (greater than 5% stockholders) collectively own a majority of our outstanding Common Stock. As a result of such ownership, these stockholders will be able to affect the outcome of, or exert significant influence over, all matters requiring stockholder approval, including the election and removal of directors and any change in control. In particular, this concentration of ownership of our Common Stock could have the effect of delaying or preventing a change of control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our Common Stock. It could also prevent our stockholders from realizing a premium over the market prices for their shares of Common Stock. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider.

ANTI-TAKEOVER PROVISIONS MAY LIMIT THE ABILITY OF ANOTHER PARTY TO ACQUIRE US, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

Our Articles of Incorporation, as amended, our Bylaws and Nevada law contain provisions that could discourage, delay or prevent a third party from acquiring us, even if doing so may be beneficial to our stockholders. In addition, these provisions could limit the price investors would be willing to pay in the future for shares of our Common Stock.

OUR COMMON STOCK IS "A PENNY STOCK" AND IS SUBJECT TO SPECIAL REGULATIONS PROMULGATED BY THE SEC.

The SEC has adopted regulations that generally define "penny stock" to be an equity security that has a market price of less than $5.00 per share, subject to specific exemptions. The market price of our common stock is less than $5.00 per share and therefore we are a "penny stock" according to SEC rules. This designation requires any broker or dealer selling these securities to disclose certain information concerning the transaction, obtain a written agreement from the purchaser and determine that the purchaser is reasonably suitable to purchase the securities. These rules may restrict the ability of brokers or dealers to sell our common stock and may affect the ability of holders of our common stock to sell their shares.

WE MAY EXPERIENCE DIFFICULTIES IN THE FUTURE IN COMPLYING WITH SECTION 404 OF THE SARBANES-OXLEY ACT.

As a public company, we are required to evaluate our internal controls under Section 404 of the Sarbanes-Oxley Act of 2002. In this regard, we have and will continue to comply with the internal control requirements of Section 404 of the Sarbanes-Oxley Act. If we fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or stockholder litigation. Any inability to provide reliable financial reports could harm our business. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations.

If we fail to maintain proper and effective internal controls in future periods, it could adversely affect our operating results, financial condition and our ability to run our business effectively and could cause investors to lose confidence in our financial reporting.

FUTURE FINANCINGS WILL INVOLVE A DILUTION OF THE INTERESTS OF THE STOCKHOLDERS OF THE COMPANY UPON THE ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK OR OTHER SECURITIES.

We will need to engage in additional financings in the future. There can be no assurances that such financings will ever be completed, but any such financings will involve a dilution of the interests of our stockholders upon the issuance of additional shares Common Stock, Preferred Stock or other securities. Attaining such additional financing may not be possible, or if additional capital may be otherwise available, the terms on which such capital may be available may not be commercially feasible or advantageous to investors participating in this offering. We expect to issue shares of our Common Stock and/or other securities in exchange for additional financing.

WE ANTICIPATE SIGNIFICANT FUTURE CAPITAL NEEDS AND THE AVAILABILITY OF FUTURE CAPITAL IS UNCERTAIN.

The Company has experienced negative cash flows from operations since its inception. The Company will be required to spend substantial funds to develop its products and associated product marketing strategies. The Company will need to raise additional capital. The Company's capital requirements will depend on many factors, primarily relating to the problems, delays, expenses and complications frequently encountered by development stage companies; the progress of the Company's research and development programs; the costs and timing of seeking regulatory approvals of the Company's products under development; and changes in economic, regulatory, or competitive conditions or the Company's planned business. To satisfy its capital requirements, the Company may seek to raise funds in the public or private capital markets. The Company may seek additional funding through corporate collaborations and other financing vehicles. There can be no assurance that any such funding will be available to the Company, or if available, that it will be available on acceptable terms. If adequate funds are not available, the Company may be required to curtail significantly one or more of its research or development programs or it may be required to obtain funds through arrangements with future collaborative partners or others that may require the Company to relinquish interests in its properties. If the Company is successful in obtaining additional financing, the terms of the financing may have the effect of diluting or adversely affecting the holdings or the rights of the holders of Common Stock.

Item 2. Financial Information.

Management's discussion and analysis of financial condition and results of operations

Forward Looking Statements

Some of the statements contained in this Current Report that are not historical facts are "forward-looking statements" which can be identified by the use of terminology such as "estimates," "projects," "plans," "believes," "expects," "anticipates," "intends," or the negative or other variations, or by discussions of strategy that involve risks and uncertainties. We urge you to be cautious of the forward-looking statements, that such statements, which are contained in this Current Report, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors affecting our operations, market growth, services, products and licenses. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of the risks we face, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events. Factors that may cause actual results, our performance or achievements, or industry results, to differ materially from those contemplated by such forward-looking statements include without limitation:

- our ability to raise capital when needed and on acceptable terms and conditions;
- our ability to attract and retain management, and to integrate and maintain technical information and management information systems;

- the intensity of competition;
- general economic conditions; and
- other factors discussed in *Risk Factors*.

All written and oral forward-looking statements made in connection with this Current Report that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given the uncertainties that surround such statements, you are cautioned not to place undue reliance on such forward-looking statements.

Company's Plans

We intend to begin delivery of the Model 2500 Atmospheric Water Generator in the third quarter of this year through a growing network of stocking distributors in a variety of regions globally. We intend to follow with the introduction of our two commercial products, the WaterPro 100 and 400 approximately a quarter later. Our goal is to generate positive cash flow from product sales to fund further research and development at the earliest opportunity.

We are actively developing our distributor network, focusing on highly qualified companies with a history of business in the drinking water industry. Currently, we have distributors in the Southern United States and the Philippines, with several more in the vetting process.

Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is based upon the financial statements of AWG International, Inc. We have not combined the financial statements of the two companies.

Revenues

Revenue from sales to date has been negligible. For the next few quarters we are projecting modest sales as we build our distribution network. For the year ended December 31, 2011 we had $57,636 in revenue compared with $7,139. This revenue was generated from the sale of the predecessor to the Model 2500 residential unit as part of our development process. The increase in revenue was attributable to product availability. For the quarter ending March 31, 2012, we had revenue of $13,093 compared to no revenue for the quarter ending March 31, 2011. The increase was attributable to focusing on the Model 2500 residential unit development in favor of its predecessor.

Costs and Expenses

Our primary costs going forward are related to ongoing research and development, legal fees associated with patent activity, and operating costs. For the year ending December 31, 2011 we had $516,075 in general and administrative expenses compared to $451,695 in general and administrative expenses for the year ending December 31, 2010. This increase in general and administrative expenses was the result of increased spending related to research and development, intellectual property and professional fees. For the quarter ending March 31, 2012 we had $106,019 general and administrative expenses compared with $206,074 for the quarter ending March 31, 2011. The decrease was the result of reduced professional fees.

Liquidity and Capital Resources

For the year ended December 31, 2011, we funded our operations with debt. During the fourth quarter of 2011, we borrowed $273,853 from AWG International Water Corporation (AWGI). AWGI's funding source was a private placement of equity securities and a loan transaction with Coghlan Family Corporation in the amount of $150,000. The balance due on this debt is approximately $125,000 and is due on, or before August 1, 2012.

As of December 31, 2011, we had $439 cash, total current assets of $157,546, total current liabilities of $387,808 and total stockholders' deficit of $194,046, compared to $177,961 cash, total current assets of $186,842, total current liabilities of $189,904, and total stockholders' equity of $33,154 as of December 31, 2010.

The Company experienced negative cash flow used by operations during the fiscal year ended December 31, 2011 of ($598,963) compared to December 31, 2010 of ($240,663). The Company experienced negative cash flows from investing activities of ($22,875) for the year ended December 31, 2011 compared to negative cash flows from investing activity of ($7,441) for the year ended December 31, 2010. The Company experienced positive cash flows from financing activities of $444,316 for the year ended December 31, 2011 compared to $426,065 for the year ended December 31, 2010. The Company experienced positive cash flows from financing activities of $120,142 for the period ended March 31, 2012 compared to $102,508 for the period ended March 31, 2011.

The Company's audited financial statements for the year ended December 31, 2011 contain a "going concern" qualification. As discussed in Note 2 of the Notes to Financial Statements, the Company has incurred losses and has not demonstrated the ability to generate cash flows from operations to satisfy its liabilities and sustain operations. Because of these conditions, our independent auditors have raised substantial doubt about our ability to continue as a going concern.

Our financial objective is to make sure the Company has the cash and debt capacity to fund on-going operating activities, investments and growth. We intend to fund future capital needs through our current cash position, additional credit facilities, future operating cash flow and debt or equity financing. We are continually evaluating these options to make sure we have the best mix of capital resources to meet our needs.

Additional sources of capital in the short term may come from forecasted sales and the exercise of outstanding warrants. The Company forecasts that within the next 6 – 12 months product sales will generate sufficient positive cash flow to fund on-going operations.

AWG International Water Corporation has approximately $200,000 of cash with no existing external debt with the exception of the Coghlan Family Corporation debt which is approximately $125,000. AWG International Water Corporation has 7,300,000 outstanding warrants with an exercise price of $0.06, which if exercised, could be used to raise upwards of $438,000 to support ongoing capital needs of our operating subsidiary.

While no assurances can be given regarding the achievement of future results as actual results may differ materially, management anticipates adequate capital resources to support continuing operations over the next 12 months through the combination of forecasted sales, existing cash reserves and additionally infused capital through exercised warrants.

Critical Accounting Policies

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The significant Accounting Policies are as follows:

Technology Acquisition

The technology supporting the Company's products ("Technology Acquisition") was obtained as described below. Under the terms of the assignment, the Company owns the exclusive rights to manufacture, market and sell certain products covered under individual patents and/or patents pending. In return, Assignor, CanAmera Management, Inc. received 500,000 common shares of the Company.

On or about April 13, 2010, Everest Water, Ltd., ("Licensor") granted CanAmera Management, Inc. ("Licensee"), a corporation organized under the laws of the Republic of Panama, a non-exclusive, royalty bearing license to manufacture, use and sell products under U.S. Patent No. 7,272,947 including any and all U.S. or foreign patents derived and any patent on improvements on the patent, (the "License Agreement"). The patent describes a device that produces potable water by extracting water from the air and purifying it by way of cooling and condensing water and removing bacteria or preventing the formation of bacteria.

On the same date, April 13, 2010, CanAmera Management, Inc. assigned the License Agreement to AWG International, Inc., as successor Licensee. The consideration for the assignment was 250,000 common shares of AWG International, Inc. We refer to this patent as supporting the G2 product line. Mr. Keith White, a Company director, Chief Executive and Technology Officer has shared voting and dispositive control of CanAmera Management, Inc.

On November 19, 2010, CanAmera Management, Inc. assigned Patent application 13/510,757, titled, "Atmospheric Water Generator" to AWG International, Inc. We refer to this patent as supporting the proposed G3 product line. In consideration of this assignment, 250,000 shares of AWG common stock were issued to CanAmera Management, Inc. At the time of the technology acquisition, the Company determined the value of the Technology Acquisition to be $36,216 based upon the actual, verifiable costs associated with securing the patent.

Upon diligent review of the License Agreement, it was noted that Clause VII (c) stated, " In the event Licensor becomes insolvent or Licensor is dissolved or otherwise ceases to be a legal entity without the Licensed Patents being assigned to another legal entity, the license granted herein shall become a fully paid assignment of the Licensed Patent to Licensee effective one day before such condition occurs or is determined by Licensee and Licensee shall by these terms be authorized to record said assignment with the U.S. Patent and Trademark Office and other patent offices of other jurisdictions as appropriate if accompanied by Licensee's sworn statement of the stated condition by Licensee...". According to the Bahamas Corporate Registry, Everest Water, Ltd., the Licensor on the License Agreement was stricken from the Corporate Registry and therefore ceased to be a legal entity.   Everest Water, Ltd. failed to assign the patent (U.S. Patent No. 7,272,947 prior to being stricken from the registry. Therefore, the patents and applications underlying the License Agreement were assigned to AWG International, Inc. by operation of law.   Clause VII(c) states additionally, that: "Licensee (AWG as successor to CanAmera Management, Inc.) shall then further assign the licensed patents to the inventors thereof". Therefore, on February 17, 2012, AWG International assigned the patents to the inventors, Rae Anderson and Keith White. Immediately following this assignment to the inventors, on February 17, 2012, Keith White assigned his interest in the patents to AWG International, Inc. for nominal consideration. The assigned patents include U.S. Patent No. 7,272,947, U.S. Patent 7,886,557, PCT Patent Application No. PCT/US/2005/031948, and all patents and patent applications throughout the world, including any divisions, reissues or continuations.

Long-lived assets of the Company, including Technology Acquisition, are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired, pursuant to guidance established in the Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." See discussion Note 3(I), Impairment of Long-Lived Assets, below.

Revenue Recognition

The Company recognizes revenues when earned which shall be as products or services are delivered to customers or distributors. The Company shall also record accounts receivable for revenue earned but not yet collected.

Income Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 Income Taxes – Recognition. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by ASC 740-10-25-5.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

At December 31, 2011, the Company has net operating loss carry forwards of approximately $978,000, which will expire in 2031 and are calculated at an expected tax rate of approximately 34%.

ASC 740 prescribes recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 30, 2011, the Company has not taken any tax positions that would require disclosure under ASC 740.

Pursuant to ASC 740, income taxes are provided for based upon the liability method of accounting. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by ASC 740 to allow recognition of such assets.

Earnings (Loss) Per Share ("EPS")

FASB ASC 260, Earnings Per Share provides for calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share. Basic and diluted losses per share were the same, at the reporting dates, as there were no common stock equivalents outstanding.

Derivative Instruments

FASB ASC 815, Derivatives and Hedging establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

At December 31, 2011 and December 31, 2010, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Impairment of Long-Lived Assets

Long-lived assets of the Company, including the Technology Rights, are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired, pursuant to guidance established in the SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Management considers assets to be impaired if the carrying amount of an asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the asset will be written down to fair value, and a loss is recorded as the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows, or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. Management has determined that there was no impairment as of December 31, 2011 and December 31, 2010.

Fair Value of Financial Instruments

The Company's financial instruments as defined by FASB ASC 825-10-50 include cash, trade accounts receivable, and accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2011 and December 31, 2010.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Inflation

It is our opinion that inflation has not had a material effect on our operations.

Item 3. Properties.

The Company's executive offices are located at 7721 East Trent Ave., Spokane Valley, Washington. They are provided on a rent free basis by 7721 E. Trent, LLC, a Washington limited liability company. The Company expects to enter into a month-to-month tenancy with 7721 E. Trent, LLC, during the third quarter of 2012. Mr. Wesley Sodorff, a company consultant, owns a fifty percent equity interest in 7721 E. Trent Ave, LLC. During 2011, our executive offices were located at 3773 West Fifth Ave., Post Falls, ID 83854.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

The following tables set forth the ownership of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending arrangements that may cause a change in control. However, it is anticipated that there will be one or more changes of control, including adding members of management, possibly involving the private sale or redemption of our principal shareholder's securities or our issuance of additional securities, at or prior to the closing of a business combination.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the U.S. Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown.

This table is based upon information derived from our stock records. We believe that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned; except as set forth above, applicable percentages are based upon 115,663,875 shares of common stock outstanding as of July 10, 2012. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to conversion of warrants and options held by that person that are currently exercisable or exercisable within 60 days of July 10, 2012. We did not deem those shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

(a)   Name of Beneficial Owner of Certain Beneficial Owners

(1) Title of Class	(2) Name and address of beneficial owner	(3) Amount and nature of beneficial ownership(1)	(4) Percent of Class
Keith White	(2)	48,517,552(3)(5)	32.51%
Robb Perkinson	(2)	46,517,017(4)(5)	31.17%
CanAmera Management, Inc.(4)	Orilla & Guardia, Obarrio, Torre ada Technologies Piso 7, Panama City, Panama	33,576,114	29.03%

(1)   The class is common stock.
(2)   Address is 7721 East Trent Ave., Spokane Valley, WA 99212
(3)   Includes 33,576,114 shares owned by CanAmera Management, Inc. Keith White has shared voting and dispositive control over CanAmera Management, Inc. Mr. White disclaims beneficial ownership of the shares.
(4)   Includes 33,576,114 shares owned by CanAmera Management, Inc. Robb Perkinson has shared voting and dispositive authority over the shares. Mr. Perkinson disclaims beneficial ownership of the shares.
(5)   CanAmera Management, Inc. is a Panamanian corporation. Messrs. White and Perkinson have shared voting and dispositive control over CanAmera Management, Inc.

(b)   Security Ownership of Management.

(1) Title of Class	(2) Name and address of beneficial owner	(3) Amount and nature of Beneficial ownership(1)	(4) Percent of Class
Keith White	(2)	48,517,552(3)	32.51%
Jeff Stockdale	(2)	2,840,000	2.46%
Jeff Mitchell	(2)	1,635,000(4)	1.41%
Robb Perkinson	(2)	46,517,017(5)(6)	31.17%
Total		65,933,455	57.00%

(1)   The class is common stock.
(2)   Address is 7721 East Trent Ave., Spokane Valley, WA 99212
(3)   Includes 33,576,114 shares owned by CanAmera Management, Inc. Keith White has shared voting and dispositive control over CanAmera Management, Inc. Mr. White disclaims beneficial ownership of the shares.
(4)   Includes 787,500 common shares underlying a common stock purchase warrant which are immediately exercisable at $0.06 per share.
(5)   Includes 33,576,114 shares owned by CanAmera Management, Inc. Robb Perkinson has shared voting and dispositive authority over the shares. Mr. Perkinson disclaims beneficial ownership of the shares.
(6)   CanAmera Management, Inc. is a Panamanian corporation. Messrs. White and Perkinson have shared voting and dispositive control over CanAmera Management, Inc.

(c) *Changes in control.* Except as otherwise set forth in this Current Report with respect to the Acquisition, there are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change in control of the Company.

Item 5. Directors and Executive Officers.

The following table sets forth the names of the Company's directors, executive officers, and key employees, and their positions with the Company, as of the date of this Current Report:

Name	Age	Position(s)	Term of Officers (Directors)
Keith White	51	Chief Executive Officer Chief Technology Officer , Director	Annual Meeting
Robb Perkinson	59	Director	Annual Meeting
Jeff Stockdale	51	President, Chief Operating Officer, Director	Annual Meeting
Jeff Mitchell	45	Chief Financial Officer, Secretary	Annual Meeting

These persons were appointed pursuant to the terms of the Exchange Agreement. See Items 1.01 and 2.01 of this Current Report.

Except as set forth in the brief account of business experience below, none of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years and that is material to the evaluation of the ability or integrity of any of the Company's directors, director nominees or executive officers.

Business Experience of Directors and Executive Officers

Keith White is the Chief Executive and Technology Officer and a member of the board of directors of the Company. He is a co-founder of AWG International, Inc. which was formed in March 2010.

From January, 2008 to November 2009, Mr. White was a Project Manager for Ocean Park Mechanical, Ltd. From August 2006 to February 2008, Mr. White constructed a private residence. During the last 12 years, Mr. White has worked on the design and development of air-to-water machines which has resulted in a number of patents and applications for air-to-water devices.

Robb Perkinson is a co-founder of AWG International, Inc., served as AWG International's President and is a member of the Board of Directors. Between 1997 and 2007, Mr. Perkinson worked for various corporate entities as a business development consultant. In 2007 he worked for Everest Water, Ltd., a company involved in the air-to-water business. In 2009 he worked for AWG International Manufacturing in business development. From 2010, he and Mr. White organized AWG International, Inc., a Nevada corporation. Mr. Perkinson has served as President, Secretary and as a member of AWG International's board of directors.

Jeff Stockdale is the President, Chief Operating Officer and a member of the board of directors. Mr. Stockdale holds a Bachelor of Science Degree in Electrical Engineering from Washington State University.

From March 2008 to April 2012, Mr. Stockdale was the Vice President of Hardware Systems for Isilon Systems of Seattle, a leading supplier of Network Attached Storage Devices, now a subsidiary of EMC Corporation of Hopkinton, MA. . During his tenure at Isilon, Mr. Stockdale served as Vice-President of Hardware Systems. He was responsible for development and delivery of all hardware platforms for Isilon including firmware and manufacturing related test tools. He was responsible for all hardware related efforts at Isilon, a leader in scale-out Network Attached Storage solutions. Hardware included platform design, delivery, and support including chassis design, electrical design, manufacturing test environment, diagnostics and utilities. His team designs and delivers world class storage platforms that lead the industry in performance and scalability. Isilon was acquired by EMC for $2.25 Billion in December 2011.

From August 2006 to March 2008, Mr. Stockdale was General Manager for Lockdown Networks of Seattle, Washington, a startup company in the Network Security sector, serving as General Manager of Platforms and also had responsibility for manufacturing operations. He was responsible for all aspects of the hardware platforms that Lockdown delivered including specifications, vendor selection, customization, branding implementation, regulatory compliance, cost/margin tracking and improvement, manufacturing test, manufacturing, and fulfillment. He was also responsible for inventory management driven by sales forecast, minimizing inventory on hand, maximizing inventory turns and ensuring reliable product delivery within 24 hours of Sales Order receipt.

Jeff Mitchell is the Chief Financial Officer of AWG International Water Corp. and Secretary. Mr. Mitchell has over 20 years of financial management experience in small, medium and major U.S. and International companies with markets in the U.S., Canada, Mexico, South America and Japan. His tenacity and vision has contributed to the development and growth of many companies.

Mr. Mitchell educational background includes a B.S. degree in Accounting from the University of Utah.

From September 2010 to February 2012, Mr. Mitchell served as Chief Financial Officer of Command Center Inc. (publicly traded – "CCNI"), a national provider of day labor staffing. He was responsible for administration of all SEC reporting, financial reporting & compliance, accounting/auditing, finance, tax, risk management, payroll and benefits. During his tenure, Command achieved double digit revenue growth and improved financial metrics, including material improvements in its workers compensation insurance program and SG&A expenses. He served as both an officer and director.

From September 2005 to September 2010, Mr. Mitchell served as Chief Financial Officer of Select Staffing, a privately held national staffing firm. The company grew revenue from $400MM to $1.7+MM through consistent organic growth and an aggressive, strategic acquisition effort. He assembled a high-performing team capable of handling all financial functions of a multi-billion dollar company, including: financial reporting, general ledger, business development & analysis, tax, payroll, treasury, credit & collection, risk management, and information systems & technology. Over these 5 years, he and his team evaluated over 100 acquisition targets, successfully acquiring 43 companies with aggregate revenue of nearly $1.4B. The accounting team was instrumental in not only the financial modeling and evaluation of each prospect, but in identifying synergies, negotiating purchase price and eventually integrating the acquisitions. This experience developed great business analysis expertise as well as, exposure to major credit markets and lenders, raising nearly $950MM in syndicated debt. During the final year of his employment, the company issued nearly 345,000 W-2 forms for the year. The company was working towards full SOX compliance and successfully filed a Proxy filing with the SEC. He served as Secretary and Chief Financial Officer of the parent company, Koosharem Corp. and all subsidiaries, totaling approximately 20 companies.

Identification of Certain Significant Employees

Wesley Sodorff

The Company engaged Wesley Sodorff, age 64, acting through his limited liability companies, as an independent non-employee contactor, under the terms of Financial Advisory Agreements, to assist with the identification and selection of a suitable business combination candidate which principally includes due diligence and accounting review related to the proposed AWG International, subject, board approval, the completion of our due diligence review and completion of AWG's audited financial statements.

Mr. Sodorff is expected to make a significant contribution to the Company's business in regard to this proposed business combination transaction. During the fourth quarter of 2011 and as a result of Mr. Sodorff's role, level of authority and control during this quarter, in regard to the Company's business and financial affairs, we have elected to identify Mr. Sodorff to the same extent we identify and disclose backgrounds of our named executive officers.

Mr. Sodorff was the owner and President of Tire Dealers, Ltd, dba Spokane Tire Factory, a retailer of automotive tires and services in Spokane, Washington from 1992 until August 2010. Due to the economic crisis which began in the fourth quarter of 2008, the Spokane Tire Factory began to experience a dramatic decline in revenue which ultimately resulted in bankruptcy. On May 6, 2010, Tire Dealers, Ltd. filed a Chapter

7 petition in the United States Bankruptcy Court for the Eastern District of Washington, Case Number 10-02788-PCW7. Tire Dealers, Ltd. was liquidated and the matter was closed on August 2, 2010.

Mr. Sodorff serves as a key financial adviser to the Company. Mr. Sodorff has been charged with the responsibility to advise the Company on business development, corporate finance, due diligence and financial accounting matters. He supervises the company's accountant. Mr. Sodorff owns 411,801 shares of the Company's common stock.

Mr. Sodorff was initially engaged by the Company on October 18, 2010 under the terms of a Financial Advisory Agreement (Exhibit 10.11) whereby he would, among other things, advise the company in regard to the proposed AWG International, Inc. business combination which the company had announced in June 2010. Mr. Sodorff was paid a stock fee of 1,200,000 common shares for his assistance. The agreement expired December 31, 2010.

On October 1, 2011, the Company entered into a new Financial Advisory Agreement with 7721 E. Trent, LLC, a company owned and controlled by Mr. Sodorff (Exhibit 10.12). The Agreement provided for Mr. Sodorff to continue providing assistance to the Company in regard to the proposed AWG transaction including financial structuring and accounting advice. The compensation under the October 2011 agreement was $10,000 per month. The term of the agreement was three months and the Agreement expired December 31, 2011. 7721 E. Trent, LLC was paid $20,000 for services rendered to the Company during the term of this agreement. The $10,000 balance was paid in January 2012.

On January 1, 2012, a new Financial Advisory Agreement was entered into with Frontier Mutual, LLC, a limited liability company owned and controlled by Mr. Sodorff (Exhibit 10.13). The compensation under the January 2012 agreement provides for the payment of $10,000 per month commencing on February 1, 2012. The Agreement expires December 31, 2012.

Mr. Sodorff, through his limited liability company, 7721 E. Trent, LLC, has provided business planning advice to AWG International, Inc. For that advice, during 2010, AWG compensated 7721 E. Trent, LLC with the payment of thirty thousand (30,000) AWG International, Inc. common shares.

Shareholder Communications

Company shareholders who wish to communicate with the Board of Directors or an individual director may write to AWG International Water Corporation's offices located at 7721 East Trent Ave., Spokane Valley, WA 99212. Your letter should indicate that you are a shareholder and whether you own your shares in street name. Letters received will be retained until the next Board meeting when they will be available to the addressed director. Such communications may receive an initial evaluation to determine, based on the substance and nature of the communication, a suitable process for internal distribution, review and response or other appropriate treatment. There is no assurance that all communications will receive a response.

Reports to Shareholders

We intend to voluntarily send annual reports to our shareholders, which will include audited financial statements. We are a reporting company, and file reports with the Securities and Exchange Commission (SEC), including this Form 8-K as well as annual reports on Form 10-K and quarterly reports on Form 10-Q. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 100 F St., NE., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. The company files its reports electronically and the SEC maintains an Internet site that contains reports, proxy and information statements and other information filed by the company with the SEC electronically. The address of that site is http://www.sec.gov.

Conflict of Interest Policy

Our policy was established to guard against any potential conflicts of interest. As the Company grows it will be the job of the audit committee to decide if additional controls need to be put in place.

<u>Code of Ethics</u>

On April 20, 2012, the board of directors adopted a Code of Ethical Conduct. The Code of Ethical Conduct was filed as Exhibit 14 to Form 10-K on May 10, 2012.

<u>Meetings and Committees of the Board Of Directors</u>

We presently have no formal independent Board committees. Until further determination, the full Board of Directors will undertake the duties of the audit committee, compensation committee and nominating and governance committee. The members of the Board of Directors performing these functions as of July 10, 2012 are Keith White, Robb Perkinson, and Jeff Stockdale.

<u>Compensation Committee</u>

The Board of Directors, in its Compensation Committee role, will be responsible for recommendations to the Board of Directors respecting the compensation of our named executive officers.

<u>Audit Committee</u>

The Board of Directors, in its Audit Committee role, will be responsible for selecting the Company's independent auditors, approve the scope of audit and related fees, and review financial reports, audit results, internal accounting procedures, related-party transactions, when appropriate, and programs to comply with applicable requirements relating to financial accountability. The Audit Committees function will include the development of policies and procedures for compliance by the Company and its officers and directors with applicable laws and regulations. The audit committee has reviewed and discussed the attached audited financial statements with management. The audit committee has received written disclosures from the independent accountant required by Independence Standard Board Standard No. 1, as amended, as adopted by the PCAOB in Rule 3600T and has discussed the independence of the company's certifying accountant. Based on this review and discussion, the Board of Directors, in its audit committee role, recommended that the audited financial statements be included in this Current Report.

<u>Nomination and Governance Committee</u>

The Board of Directors, in its Nomination and Governance Committee role, will be responsible for recommendations to the Board of Directors respecting corporate governance principles; prospective nominees for Director; Board member performance and composition; function, composition and performance of Board committees; succession planning; Director and Officer liability insurance coverage; and Director's responsibilities.

<u>Certain Provisions of the Company's Articles of Incorporation and Nevada Law Relating to Indemnification of Directors and Officers</u>

Nevada Law provides that each existing or former director and officer of a corporation may be indemnified in certain instances against certain liabilities which he or she may incur, inclusive of fees, costs and other expenses incurred in connection with such defense, by virtue of his or her relationship with the corporation or with another entity to the extent that such latter relationship shall have been undertaken at the request of the corporation; and may have advanced such expenses incurred in defending against such liabilities upon undertaking to repay the same in the event an ultimate determination is made denying entitlement to indemnification. The Company's bylaws incorporate the statutory form of indemnification by specific reference.

Insofar as indemnification for liabilities may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, or the Securities Act of 1934 (collectively, the "Acts"), as amended, it is the position of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Acts and are therefore, unenforceable.

Section 16(A) Beneficial Ownership Reporting Compliance.

We are not currently subject to Section 16 filings.

Item 6. Executive Compensation.

On July 10, 2012, the board of directors authorized the payment of salaries to named executive officers. The initial base compensation will be $120,000 annually. The board of directors will propose an incentive compensation plan based on achievement milestones and intends to provide additional base compensation up to $175,000 and $250,000 respectively in the future to the named executive officers. The $120,000 base executive compensation is effective July 10, 2012.

Name And Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Keith White, CEO, CTO	2011	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Jeff Stockdale, COO, Pres	2011	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
Jeff Mitchell, CFO, Sec.	2011	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-
	2010	-0-	-0-	-0-	-0-	-0-	-0-	-0-	-0-

Discussion, Analysis and Overview of Compensation Program

Compensation Philosophy: Our general compensation philosophy will be designed to link an employee's total cash compensation with our performance, the employee's department goals and individual performance. Given our limited operations and limited capital resources, we are subject to various financial restraints in our compensation practices. As an employee's level of responsibility increases, there will be a more significant level of variability and compensation at risk. By linking incentive compensation to the performance of the Company, we believe that it will create an environment in which our employees will be stakeholders in our success and, thus, benefit all shareholders. As the Company moves from a development stage company to a revenue generating company we plan to bring on employees and develop written employee compensation guidelines.

Executive Compensation Philosophy: Our executive compensation philosophy will be designed to establish an appropriate relationship between executive pay and our annual performance, our long-term growth objectives, individual performance of the executive officer and our ability to attract and retain qualified executive officers. We will attempt to achieve these goals by integrating competitive annual base salaries with (a) bonuses based on corporate performance and on the achievement of specified performance objectives, and stock awards through some form of long term incentive plan. We believe that cash compensation in the form of salary and bonus provides our executives with short-term rewards for success in operations and stock awards will provide long term incentives.

In making compensation decisions, the board of directors, in its compensation committee role, will compare each element of total compensation against companies referred to as a "compensation peer group." The compensation peer group will be a group of companies that the compensation committee will select from readily available information about small companies engaged in similar businesses and with similar resources. As the Company moves from a development stage company to a revenue generating company we plan to bring develop written executive compensation guidelines.

Outstanding Equity Awards at Fiscal Year End

OUTSTANDING EQUITY AWARDS AT July 10, 2012

Option Awards

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date
Jeff Stockdale				
Chief Operating Officer, President	13,742,000	13,742,000	$0.18/share	7/9/22
Jeff Mitchell				
Chief Financial Officer, Secretary	14,947,000	14,947,000	$0.18/share	7/9/22

Grants of Plan-Based Awards

On July 10, 2012, the board of directors authorized the issuance of 13,742,000 common stock options to Jeff Stockdale, the Company's President and Chief Operating Officer and 14,947,000 common stock options to Jeff Mitchell, the Company's Chief Financial Officer and Secretary.

The options vest over four (4) years. On July 10, 2013, one-quarter (25%) of the options will vest. Thereafter, the options will vest at 6.25% each quarter. The options have a ten (10) year term.

Using the Black Scholes model, the Company has assessed the financial statement presentation impact of the value ascribed to the issuance of 28,689,000 stock options to some of its executive management team members as approximately $4,900,000. The Company will recognize the expense of issuing these options using the straight-line method over the 4-year term vesting term of the options. The estimated annual expense to the Company associated with these options is:

2012	$612,500
2013	$1,225,000
2014	$1,225,000
2015	$1,225,000
2016	$612,500

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2011, there were no outstanding option awards.

Employment Agreements

The Company currently has no employment agreements with any named executive officer. The Company intends to offer employment agreements to its named executive officers in the near future.   The Company has engaged two independent contractors for services.

The Company has entered into a Financial Advisory Agreements with Mr. Wesley Sodorff's companies, Frontier Mutual, LLC and 7721 E. Trent, LLC to provide financial advisory and accounting assistance to the Company. Mr. Sodorff's duties include providing assistance in regard to "due diligence" review and other aspects of the Company's responsibilities in regard to the prospective business combination transaction with AWG International, Inc.

The Company has a consulting agreement with Ruby Nee, an independent contractor, engaged to provide accounting services for the Company. On or about, October 1, 2011, the Company contracted Ms. Nee, on a month-to-month basis, to serve as the Company's accountant. Ms. Nee is responsible for the day-to-day accounting operations, development of budgets, and managing bank accounts. Ms. Nee will be compensated at the rate of $1,000 per month, payable quarterly with the first payment commencing January 1, 2012.

DIRECTOR COMPENSATION

The Company did not pay any director compensation during fiscal years ending December 31, 2011 and 2010.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

Certain Transactions

Except as described below, during the past three years, there have been no transactions, whether directly or indirectly, between us and any of our respective officers, directors, beneficial owners of more than 5% of our outstanding common stock or their family members, that exceeded $120,000.

On, or about January 1, 2012, the Company entered into an oral rental agreement at no charge for executive offices with 7721 East Trent, LLC, a Washington limited liability company, in which Wesley Sodorff has been identified in this report as a "significant employee". Mr. Sodorff owns a fifty percent (50%) equity interest in 7721 East Trent, LLC.

On October 1, 2011, the Company entered into a Financial Advisory Agreement with 7721 E. Trent, LLC, a company owned and controlled by Mr. Sodorff (Exhibit 10.12). The Agreement provided for Mr. Sodorff to continue providing assistance to the Company in regard to the proposed AWG transaction including financial structuring and accounting advice.   The compensation under the October 2011 agreement was $10,000 per month. The term of the agreement was three (3) months and the Agreement expired December 31, 2011.

On January 1, 2012, a new Financial Advisory Agreement was entered into with Frontier Mutual, LLC, a limited liability company owned and controlled by Mr. Sodorff (Exhibit 10.13). The compensation under the January 2012 agreement provides for the payment of $10,000 per month commencing on February 1, 2012. The Agreement expires December 31, 2012. The Company considers Mr. Sodorff an affiliate.

On, or about October 20, 2011, the Company entered into a rent-free month-to-month real estate tenancy for executive offices with 3773 West Fifth, LLC, a company owned and controlled by John and Wendy Coghlan. This tenancy ended on, or about December 31, 2011.

On September 29, 2011, Coghlan Family Corporation loaned the Company $150,000. The loan was evidenced by a promissory note, security agreement and warrant agreement. The note bears interest at the annual rate of 12%. It is due August 1, 2012. The Security Agreement was terminated with the completed acquisition of AWG International, Inc.   The Warrant Agreements permits Coghlan Family Corporation to purchase 150,000 common shares at $0.06 per share. The warrant expires September 30, 2016.

On, or about, December 31, 2010 Gary MacDonald converted $70,000 of accrued salary into common shares valued at $0.10 per share.

On, or about December 31, 2010, Jeff Lamberson converted $95,330 of accrued salary and expenses into common shares valued at $0.10 per share.

Certain and Related Transactions Involving AWG International, Inc.

On, April 13, 2010, CanAmera Management, Inc. assigned the License Agreement to AWG International, Inc. The consideration for the assignment was 250,000 common shares of AWG International, Inc. We refer to this patent as supporting the G2 product line. Keith White, a Company director, Chief Executive and Technology Officer has shared voting and dispositive control over CanAmera Management, Inc.

On November 19, 2010, CanAmera Management, Inc., assigned Provisional Patent application 61/262,862 to AWG International, Inc. We refer to this patent as supporting the proposed G3 product line. In consideration of this assignment, 250,000 shares of AWG common stock were issued to CanAmera Management, Inc. At the time of the technology acquisition, the Company determined the value of the Technology Acquisition to be $36,216 based upon the actual, verifiable costs associated with securing the patent.

Upon diligent review of the License Agreement, it was noted that Clause VII (c) stated, " In the event Licensor becomes insolvent or Licensor is dissolved or otherwise ceases to be a legal entity without the Licensed Patents being assigned to another legal entity, the license granted herein shall become a fully paid assignment of the Licensed Patent to Licensee effective one day before such condition occurs or is determined by Licensee and Licensee shall by these terms be authorized to record said assignment with the U.S. Patent and Trademark Office and other patent offices of other jurisdictions as appropriate if accompanied by Licensee's sworn statement of the stated condition by Licensee...". According to the Bahamas Corporate Registry, Everest Water, Ltd., the Licensor on the License Agreement, was stricken from the Corporate Registry and therefore ceased to be a legal entity. Everest Water, Ltd. failed to assign the patent (U.S. Patent No. 7,272,947 prior to being stricken from the registry. Therefore, the patents and applications underlying the License Agreement were assigned to AWG International, Inc. by operation of law. Clause VII(c) states additionally, that: "Licensee (AWG as successor to CanAmera Management, Inc.) shall then further assign the licensed patents to the inventors thereof". Therefore, on February 17, 2012, AWG International assigned the patents to the inventors, Rae Anderson and Keith White. Immediately following this assignment to the inventors, on February 17, 2012, Keith White assigned his interest in the patents to AWG International, Inc. for nominal consideration. The assigned patents include U.S. Patent No. 7,272,947, U.S. Patent 7,886,557, PCT Patent Application No. PCT/US/2005/031948, and all patents and patent applications throughout the world, including any divisions, reissues or continuations.

Between June 28, 2010 and December 15, 2010, the Company paid AWG Consulting, Inc., a company owned and controlled by Keith White, a member of the board of directors and named executive officer, a total of $43,350 for consulting fees.

Between June 1, 2010 and December 31, 2010, the Company paid Robb Perkinson, a member of the board of directors, a total of $40,896 for consulting fees.

Between June 7, 2010 and December 15, 2010, the Company paid The Pepwith Company, LLC, a Texas limited liability company, which we believe is owned and controlled by R. Scott Chaykin, a former named executive officer, a total of $54,909 for consulting fees.

Between January 7, 2011 and October 31, 2011, the Company paid AWG Consulting, Inc. a company owned and controlled by Keith White, a member of the board of directors and named executive officer, a total of $116,637 for consulting fees and $1,540 for technical fees.

Between January 7, 2011 and August 3, 2011, the Company confirmed payments to Robb Perkinson, a member of the board of directors, totaling $60,000 for consulting fees.

Between January 7, 2011 and August 3, 2011, the Company confirmed payments to The Pepwith Company, LLC, a Texas limited liability company, which we believe is owned and controlled by R. Scott Chaykin, a former named executive officer, totaling $60,000 for consulting fees.

During fiscal years ending 2011 and 2010, the Company paid as reimbursements, AWG Consulting, Inc., The Pepwith Company, LLC and Robb Perkinson for expenses advanced on behalf of the Company.   These expenses have been included in general and administrative expenses for the periods ending December 31, 2011 and December 31, 2010 are expenses from related parties (through common ownership) totaling approximately $262,124 and $294,782, respectively.

On April 19, 2012, Keith White, the inventor/applicant of provisional patent application titled, "Atmospheric Water Generation System" Application No. 61/489,588, assigned all right, title and interest to AWG International, Inc. The technology associated with this patent application will be used for a future line of proposed G4 and G5 products. The consideration for the transfer was stated as "valuable consideration".

As of December 31, 2011 and December 31, 2010, the Company owed $24,262 and $26,892 respectively to AWG International Manufacturing Ltd. and AWG Consulting, both Canadian companies owned and controlled by the Company's Chief Executive Officer, for payment of fees and services for the benefit of the Company. The amounts owed to AWG International Manufacturing, Ltd. were forgiven and are reflected in additional paid in capital.

On April 1, 2011, the Company acquired AWG International Manufacturing Ltd., from the Company's Chief Executive Officer by purchasing the one share issued and outstanding in AWG International Manufacturing Ltd. in exchange for one (1) share of the Company's common stock valued at $4.55.

On or about July 10, 2012, the Company entered into an oral severance agreement with Robb Perkinson, President of AWG International, Inc., in which Mr. Perkinson will be paid $22,500 as consulting fees and previously incurred but not submitted legitimate Company expenses reimbursed.

Director Independence

Upon closing the Company will have three directors serving on our board of directors, Messrs. White, Stockdale and Perkinson. The Company is not currently a listed issuer and, as such, is not subject to any director independence standards. Using the definition of independence set forth in the Nasdaq Marketplace Rules, none of our directors would be considered an independent director of our Company.

Item 8. Legal Proceedings.

The Company is not party to any pending material legal proceedings.

Item 9. Market Price of Dividends on the Registrant's Common Equity and Related Stockholder Matters.

(a) Market Information.

The Company's Common Stock was traded on the OTC Bulletin Board (OTC:BB) under the trading symbol "MSOL" and is now under the trading symbol "AWGI". The following table sets forth the pre-Acquisition high and low bid information for the Company's Common Stock for each quarter within the last two fiscal years. The prices quoted may or may not reflect actual trades on that day but are based on inter-dealer prices without retail mark-up, markdown or commission and may not represent actual transactions.

| | 2011 | | 2010 | |
Calendar	High	Low	High	Low
First Quarter	$ 0.095	$ 0.095	$ 0.09	$ 0.03
Second Quarter	0.035	0.035	0.06	0.03
Third Quarter	0.075	0.075	0.13	0.02
Fourth Quarter	0.095	0.095	0.11	0.09

(b) Holders. The Company has approximately 144 shareholders of record holding common stock.

(c) Dividends. The Company has not paid any cash dividends to date, and has no intention of paying any cash dividends on the Common Stock in the foreseeable future. The declaration and payment of dividends is subject to the discretion of the Company's Board of Directors and to certain limitations imposed under Nevada law. The timing, amount and form of dividends, if any, will depend upon, among other things, the Company's results of operations, financial condition, cash requirements, and other factors deemed relevant by the Board of Directors. The Company intends to retain any future earnings for use in its business.

(d) Securities authorized for issuance under equity compensation plans. The Company does not maintain any equity compensation plans.

The Company's board of directors approved the adoption of the "2008 Stock Plan" on September 9, 2008, pursuant to which the Company may grant stock options to employees and consultants, including directors and officers, from time to time. The Board of directors of the Company reserved 2,500,000 shares of Company Common Stock for eventual issuance pursuant to the exercise of stock options granted under the Plan. On October 24, 2008, the Company filed a registration statement on Form S-8 registering the plan and its 2,500,000 shares.

The Company's board of directors approved the adoption of the "2012 Stock Option Plan" on July 10, 2012, pursuant to which the Company may grant stock options to employees and consultants, including directors and officers, from time to time. The Board of directors of the Company reserved 42,500,000 shares of Company Common Stock for issuance pursuant to the exercise of stock options granted under the Plan. The Company's majority shareholders approved and adopted the 2012 Stock Option Plan on July 10, 2012.

The table includes information as of the end of the most recently completed fiscal year with respect to compensation plans, including individual compensation arrangements, under which equity securities are authorized for issuance.

Equity Compensation Plan Information			
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	28,689,000	$0.18	13,811,000
Equity compensation plans not approved by security holders	-	-	2,500,000
Total	28,689,000	$0.18	16,311,000

On July 10, 2012, the company granted Jeff Stockdale 13,742,000 common stock options.
On July 10, 2012, the company granted Jeff Mitchell 14,947,000 common stock options.
The options vest over four (4) years. On July 10, 2013, one-quarter (25%) of the options will vest. Thereafter, the options will vest at 6.25% each quarter. The options have a ten (10) year term

Item 10. Recent Sales of Unregistered Securities.

As discussed in Items 1.01 and 2.01, on July 10, 2012, the Company consummated the Acquisition, pursuant to which the Company issued to the fourteen (14) shareholders of AWG International, Inc. in exchange for their AWG Common Stock, an aggregate of 77,931,100 shares of the Company's Common Stock.

The issuance of the shares of Common Stock of the Company in the Acquisition was made in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation D and S promulgated thereunder. As such, the shares of the Company's Common Stock issued in connection with the Acquisition may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been filed with the Commission or with any state securities commission in respect of the Acquisition. These are restricted securities and may not be publicly resold unless registered for resale or exemption from the registration requirements under federal and state securities laws.

During the last two quarters of 2011 and the first two quarters of 2012, the Company sold 12,500,000 Units in a series of private placement transactions to accredited investors. The Unit Offering commenced August 17,

2011. The Unit Offering consisted of 12,500,000 Units comprised of one (1) share of common stock and one (1) common stock purchase warrant for four ($0.04) cents per Unit. The warrants are exercisable at six ($0.06) cents per share. The common stock purchase warrant is subject to the Company's call if the stock trades above eight ($0.08) cents per share and there is an effective registration statement registering the common stock underlying the warrants. The Warrants have a twelve (12) month term commencing on the specific date of each Unit purchase. As of July 10, 2012, all 12,500,000 Units have been sold and the private placement Unit Offering has been closed.

The Company relied on the transaction exemption afforded by Section 4(2) of the Securities Act of 1933, as amended, and Regulation D Rule 506. The Units are restricted securities which may not be publicly sold unless registered for resale with the Securities and Exchange Commission or exempt from the registration requirements of the Securities Act of 1933, as amended. The shares are subject to additional resale restrictions because the Company is classified as a shell company.

Item 11. Description of Registrant's Securities to be Registered.

(a) Capital Stock

The Company's capital stock consists of 600,000,000 shares comprised of 500,000,000 common shares, par value $0.001 per share and 100,000,000 preferred shares, par value $0.001 per share. At July 10, 2012, the Company had 115,663,875 common shares issued and outstanding. No preferred shares are outstanding. The Company's trading symbol on the OTCBB is AWGI.

(b) Common Stock

All of the shares of Common Stock have equal voting rights and power without restriction in preference.

Voting Rights. Each stockholder, on each matter submitted to a vote at a meeting of stockholders, has one vote for each share registered in the stockholder's name on the books of the Company. A quorum at any annual or special meeting of stockholders consists of stockholders representing, either in person or by proxy, a majority of the outstanding shares of the Company, entitled to vote at such meeting. The votes of a majority in interest of those present at any properly called meeting or adjourned meeting of stockholders at which a quorum is presented, is sufficient to transact business.

Dividend rights. The Board of Directors may, from time to time, declare and the Company may pay dividends on its outstanding shares of Common Stock in cash, property, or its own shares, except when the Company is insolvent or when the payment thereof would render the Company insolvent or when the declaration or payment thereof would be contrary to any restrictions contained in the Company's governing documents or applicable law. The Company has never paid, and has no plans to pay, any dividends on its shares of Common Stock.

Preemptive Rights. The stockholders of the Company do not have a preemptive right to acquire the Company's unissued shares.

Action by Majority Consent of Stockholders.   Any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if, before or after the action, a written consent thereto is signed by stockholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required.

Right to Amend Bylaws. The Bylaws of the Company may be altered, amended or repealed by the affirmative vote of a majority of the voting stock issued and outstanding at any regular or special meeting of the stockholders. The Board of Directors has the power to make, alter, amend and repeal the Bylaws of the Company. However, any such Bylaws, or any alteration, amendment or repeal of the Bylaws, may be changed or repealed by the holders of a majority of the stock entitled to vote at any stockholders' meeting.

Anti-Takeover Provisions. As a Nevada corporation, the Company is subject to the Nevada Control Share Acquisition Statute (Nevada Revised Statutes Sections 78.378 to 78.3793). This statute could have the effect of delaying or preventing a change in control of the Company under certain circumstances.

Other. As a Nevada corporation, shares of the Company's Common Stock are subject to all applicable provisions of Nevada law.

Resale of Restricted Securities under Rule 144. Rule 144 provides an exemption from registration under the Securities Act for sales by holders of "restricted securities" (i.e., securities acquired directly or indirectly from the issuer or an affiliate of the issuer in a transaction or chain of transactions not involving a public offering) and for sales of "control securities" (i.e., securities held by affiliates, regardless of how they acquired them). The rule contains five general conditions, as summarized below:

- Current public information. There must be adequate current public information available about the issuer. Reporting companies must have been subject to public reporting requirements for at least 90 days immediately before the Rule 144 sale and must have filed all required reports (other than Forms 8-K) during the 12 months (or shorter period that the company was subject to public reporting) before the sale. For non-reporting companies (including companies that have been subject to the public reporting requirements for less than 90 days), certain other specified public information must be available.

- Holding period. If the issuer is, and has been for a period of at least 90 days immediately before the sale, subject to public reporting requirements, a minimum of six months must elapse between the later of the date of the acquisition of the securities from the issuer, or from an affiliate of the issuer, and any resale of such securities in reliance on Rule 144.

- Volume limitations. In any three-month period, resales may not exceed a sales volume limitation equal to one percent of the outstanding securities of the class.

- Manner-of-sale requirements. Resales must be made in unsolicited "brokers' transactions" or transactions directly with a "market maker" and must comply with other specified requirements.

- Filing of Form 144. The seller must file a Form 144 if the amount of securities being sold in any three-month period exceeds 5,000 shares or $50,000 in aggregate sales price.

- Non-affiliates.   If the issuer is, and has been for a period of at least 90 days immediately before the sale, subject to public reporting requirements, any person who is not an affiliate of the issuer at the time of the sale, and has not been an affiliate during the preceding three months, must only comply with the current public information and holding period requirements. However the current public information requirement does not apply to restricted securities sold for the account of a person who is not an affiliate of the issuer at the time of the sale and has not been an affiliate during the preceding three months, provided a period of one year has elapsed since the later of the date the securities were acquired from the issuer or from an affiliate of the issuer.

Shares Received in Former Shell Company. Unless registered on Form S-1 with the Securities and Exchange Commission (SEC), under Rule 144, as amended in February 2008, persons receiving shares in a company that is or at any time was a shell company (as defined in the Exchange Act) will not be entitled to sell the shares received pursuant to Rule 144 until such time as information about the former shell company that is equivalent to the information required under Form 10 of the Exchange Act has been on file with the SEC for a period of one year. As a result, the AWG stockholders receiving shares of the Company in the Acquisition will be unable to avail themselves of Rule 144 until one year after this Current Report on Form 8-K has been filed with the SEC.

(b) Debt Securities. Not Applicable

(c) Common Stock Warrants Outstanding.

At July 10, 2012, there were 7,300,000 common stock purchase warrants outstanding. The warrants were issued in connection with a private placement of Units and a debt financing during 2011 and 2012.   The warrants are immediately exercisable at $0.06 per share. The warrants are callable if the stock trades above $0.08 per share subject for five (5) consecutive days based on volume weighted average price. Prior to any call, the company must have an effective registration statement in place for the underlying common stock.   The warrants have a twelve (12) month term commencing from the date of purchase with the exception of 150,000 warrants issued to Coghlan Family Corporation in connection with a debt financing which expire September 30, 2016.

Item 12. Indemnification of Directors and Officers.

(a) Articles of Incorporation.   The Company's Articles of Incorporation address director liability and indemnification.

It states: That no director or officer of the corporation shall be personally liable to the Corporation or any of its stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of any such director or officer; provided, however, that the foregoing provisions shall not eliminate or limit the liability of an director or officer (i) for acts or omissions which involve intentional misconduct, fraud or knowing violation of law, or (ii) the payment of dividends in violation of Section 78.300 of the Nevada Revised Statutes. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director or officer of the Corporation for acts or omissions prior to such repeal or modification.

(b) Nevada Law. Nevada law provides as follows with respect to the indemnification and insurance of controlling persons, directors or officers against liability in their capacity as such.

Indemnification. Pursuant to NRS 78.7502 (Discretionary and mandatory indemnification of officers, directors, employees and agents: General provisions), a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding if the person: (a) is not liable pursuant to Nevada Revised Statutes 79.138 (breach of good faith); or (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to Nevada Revised Statutes 79.138 or did not act in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he or she had reasonable cause to believe that the conduct was unlawful.

A corporation may also indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by the person in connection with the defense or settlement of the action or suit if the person: (a) is not liable pursuant to Nevada Revised Statutes 79.138; or (b) acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, the corporation must indemnify him or her against expenses, including attorneys' fees, actually and reasonably incurred by him or her in connection with the defense.

Pursuant to NRS 78.752 (Insurance and other financial arrangements against liability of directors, officers, employees and agents), a corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against the person and liability and expenses incurred by the person in his or her capacity as a director, officer, employee or agent, or arising out of his or her status as such, whether or not the corporation has the authority to indemnify such a person against such liability and expenses. No such financial arrangement may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

(c) *The SEC's Position on Indemnification for Securities Act Liabilities*. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to the Company's directors, officers or controlling persons, the Company has been advised that in the opinion of the Commission this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

Item 13. Financial Statements and Supplementary Data.

See Item 20 of this Current Report.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None.

Item 15. Financial Statements and Exhibits.

See Item 20 of this Current Report.

Item 16. Unregistered Sale of Equity Securities

As discussed in Items 1.01 and 2.01, on July 10, 2012, the Company consummated the Acquisition, pursuant to which the Company issued to the fourteen (14) stockholders of AWG International, Inc. in exchange for their AWG Common Stock, an aggregate of 77,931,100 shares of the Company's Common Stock.

The issuance of the shares of Common Stock of the Company in the Acquisition was made in reliance upon an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), and Regulation D and S promulgated thereunder. As such, the shares of the Company's Common Stock issued in connection with the Acquisition may not be offered or sold in the United States unless they are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available. No registration statement covering these securities has been filed with the Commission or with any state securities commission in respect of the Acquisition.

Item 17. Change in Control of Registrant

As discussed in Items 1.01 and 2.01, on July 10, 2012, the Company consummated the Acquisition, pursuant to which the Company issued to the stockholders of AWG International, Inc. in exchange for their AWG Common Stock, an aggregate of 77,931,100 shares of the Company's Common Stock.

At closing, Jeff Lamberson and Gary MacDonald resigned as directors and officers of the Company and Keith White, Robb Perkinson and Jeff Stockdale were appointed to the Company's Board of Directors filling existing board member vacancies. They will serve until their respective successors are duly elected or appointed, or until their earlier death, resignation, or removal. See also Items 1.01, 2.01 and 18 of this Current Report.

Additionally, at closing, the Coghlan Family Corporation executed a Termination of Security Agreement which terminated its security interest in the original $150,000 loan it made to the Company on September 29, 2011. The loan is now unsecured.

Item 18. Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Based on the foregoing, as of the date of this Current Report, the Company's directors, executive officers, and key employees are as follows:

Name		Positions and Office
Keith White	51	Director, Chief Executive Officer, Chief Technology Officer
Robb Perkinson	59	Director
Jeff Stockdale	51	Director, President, Chief Operating Officer
Jeff Mitchell	45	Chief Financial Officer, Secretary

Directors are elected to serve until the next annual meeting of stockholders and until their successors are elected and qualified. The Board of Directors may seek other qualified individuals to serve on the Board and to form committees to do the Board's work. Officers are elected by the Board of Directors and serve until their successors are appointed by the Board of Directors.

Except as set forth in the brief account of business experience below, none of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years and that is material to the evaluation of the ability or integrity of any of the Company's directors, director nominees or executive officers.

Changes to the Company's Executive Compensation Plan

The Company plans to implement the following executive compensation plan. We plan to pay our named executive officers titled, Chief Executive Officer (CEO), Chief Technology Officer (CTO), Chief Operating Officer (COO) and Chief Financial Officer (CFO), as follows:

Base Compensation Effective July 10, 2012

Named Executive Officer	Base Compensation
Keith White, CEO, CTO	$120,000
Jeff Stockdale, President, COO	$120,000
Jeff Mitchell, CFO, Secretary	$120,000

Item 19. Change in Shell Company Status

As disclosed in Items 1.01, 2.01 and 17 of this Current Report, on July 10, 2012, the Company acquired AWG International, Inc. Although the Company was a shell company, as defined in Rule 12b-2 of the Exchange Act, prior to the Acquisition, the Company believes that the completion of the Acquisition had the effect of causing the Company to cease being a shell company.

Item 20. Financial Statements and Exhibits

Note: For accounting purposes, the Acquisition of AWG International, Inc. was treated as a reverse acquisition with AWG International Water Corporation as the acquirer and AWG International, Inc. as the acquired party. When we refer in this Current Report to business and financial information for periods prior to the consummation of the Acquisition, we are referring to the business and financial information of the Company unless the context suggests otherwise.

(a) Financial statements of business acquired.

The financial statements of the business acquired for the periods specified in Rule 8-04(b) of Regulation S-X are incorporated by reference to Exhibit 99.1 to this Current Report.

(b) <u>Pro forma financial information</u>. Not Applicable

Pro forma financial information is not required because AWG International Water Corporation has no financial activity as an operating company and the transaction was structured as a reverse acquisition. AWG International, Inc. was the accounting acquirer and the acquisition was accounted for as a recapitalization. The acquired company, AWG International, Inc., is an operating company and its financial activity will be the continuing reporting financial activity of the combined companies.

(d) <u>Exhibits</u>.

See the Exhibit Index attached hereto which is incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AWG INTERNATIONAL WATER CORPORATION

Dated: July 16, 2012

/s/ Keith White

_____

By: Keith White
Title: Chief Executive Officer

Exhibits Index

Exhibit Number	Description of Exhibit	Location of Exhibit
2.1	Form of Share Exchange Agreement between AWG International Water Corporation and AWG International, Inc.	Filed herewith
2.2	Share Exchange Agreement between MIP Solutions, Inc. and AWG International, Inc. dated June 7, 2010	8-K filed June 10, 2010
3.1	Articles of Incorporation of MIP Solutions, Inc. now known as AWG International Water Corporation	SB-2 filed April 5, 2007
3.2	Articles of Incorporation of AWG International, Inc.	Filed herewith
3.3	Bylaws of AWG International, Inc.	Filed herewith
3.4	Bylaws MIP Solutions, Inc., now known as AWG International Water Corporation	SB-2 filed April 5, 2007
10.1	License Agreement with Johns Hopkins University Laboratory	SB-2 filed April 5, 2007
10.2	MIP Solutions, Inc. 2008 Stock Plan	8-K filed September 17, 2008
10.3	Mutual Termination Agreement dated July 25, 2010 between MIP Solutions, Inc. and Johns Hopkins University	8-K filed August 13, 2010
10.4	Promissory Note evidencing $150,000 with Coghlan Family Corporation dated September 29, 2011	10-K filed May 10, 2012
10.5	Warrant Agreement with Coghlan Family Corporation dated September 29, 2011	10-K filed May 10, 2012
10.6	Security Agreement with Coghlan Family Corporation dated September 29, 2011	10-K filed May 10, 2012
10.7	Promissory Note evidencing $583.42 with Coghlan Family Corporation dated September 29, 2011	10-K filed May 10, 2012
10.8	Form of Warrant Agreement associated with Unit Equity Offering pursuant to Regulation D Rule 506	10-K filed May 10, 2012
10.9	Financial Advisory Agreement with Frontier Mutual, LLC dated January 12, 2012	10-K filed May 10, 2012
10.10	Financial Advisory Agreement with 7721 E. Trent Ave, LLC dated October 1, 2011	10-K filed May 10, 2012
10.11	Financial Advisory Agreement with G. Wesley Sodorff dated October 18, 2010	10-K filed May 10, 2012
10.12	Promissory Note evidencing AWG Intl obligation to pay $25,000 dated September 29, 2011	10-K filed May 10, 2012
10.13	Promissory Note evidencing AWG Intl obligation to pay $583.42 dated September 29, 2011	10-K filed May 10, 2012
10.14	Promissory Note evidencing AWG Intl obligation to pay $150,000 dated September 29, 2011	10-K filed May 10, 2012
10.15	Promissory Note evidencing AWG Intl obligation to pay $77,935.32 dated December 31, 2011	10-K filed May 10, 2012
10.16	Promissory Note evidencing AWG Intl obligation to pay $66,522.28 dated September 29, 2011	10-K filed May 10, 2012
10.17	Amended and Restated September 29, 2011 Promissory Notes totaling $242,105.70 dated March 28, 2012	10-K filed May 10, 2012
10.18	Amended and Restated December 31, 2011 Promissory Note totaling $77,935 dated March 28, 2012	10-K filed May 10, 2012
10.19	2012 Stock Option Plan	Filed herewith
10.20	Mitchell Stock Option Agreement	Filed herewith
10.21	Stockdale Stock Option Agreement	Filed herewith
10.22	Termination Agreement	Filed herewith
14	Code of Ethics	10-K filed May 10, 2012
21	Subsidiaries of the registrant	Filed herewith
99.1	Audited Financial Statements of AWG International, Inc..dated December 31, 2011 (A Development Stage Company)	Filed herewith
99.2	Financial Statements of AWG International, Inc. dated March 31, 2012 (A Development Stage Company)	Filed herewith

*   In accordance with Item 601of Regulation S-K, this Exhibit is hereby furnished to the SEC as an accompanying document and is not deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any filing under the Securities Act of 1933.

Exhibit 2.1

SHARE EXCHANGE AGREEMENT

THIS AGREEMENT is made effective as of the 10th day of July, 2012.

AMONG:

AWG International Water Corporation, a Nevada corporation,

> 7721 East Trent Ave., Spokane Valley, WA 99212
>
> ("**Pubco**")

AND:

AWG International, Inc., a Nevada corporation,

> 7721 East Trent Ave. Spokane Valley, WA 99212
>
> ("**Priveco**")

AND:

> **THE UNDERSIGNED SHAREHOLDERS OF PRIVECO
> AS LISTED ON SCHEDULE 1 ATTACHED HERETO**
>
> (the "**Selling Shareholders**")

WHEREAS:

A.   The Selling Shareholders are the registered and beneficial owners of all 1,160,514 issued and outstanding common shares in the capital of Priveco;

B.   Pubco has agreed to issue 77,931,100 common shares of Pubco in exchange for all of the issued and outstanding capital stock of Priveco held by Selling Shareholders in accordance with Schedule 1.

C.   Upon the terms and subject to the conditions set forth in this Agreement, the Selling Shareholders have agreed to sell all of the issued and outstanding common shares of Priveco held by the Selling Shareholders to Pubco in exchange for common shares of Pubco.

THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties covenant and agree as follows:

1.   DEFINITIONS

1.1   <u>Definitions</u>. The following terms have the following meanings, unless the context indicates otherwise:

> (a)   "**Agreement**" shall mean this Agreement, and all the exhibits, schedules and other documents attached to or referred to in this Agreement, and all amendments and supplements, if any, to this Agreement;
>
> (b)   "**Closing**" shall mean the completion of the Transaction, in accordance with Section 7 hereof, at which the Closing Documents shall be exchanged by the

parties, except for those documents or other items specifically required to be exchanged at a later time;

(c) "**Closing Date**" shall mean a date mutually agreed upon by the parties hereto in writing and in accordance with Section 10.6 following the satisfaction or waiver by Pubco and Priveco of the conditions precedent set out in Sections 5.1 and 5.2 respectively;

(d) "**Closing Documents**" shall mean the papers, instruments and documents required to be executed and delivered at the Closing pursuant to this Agreement;

(e) "**Exchange Act**" shall mean the United States Securities Exchange Act of 1934, as amended;

(f) "**GAAP**" shall mean United States generally accepted accounting principles applied in a manner consistent with prior periods;

(g) "**Liabilities**" shall include any direct or indirect indebtedness, guaranty, endorsement, claim, loss, damage, deficiency, cost, expense, obligation or responsibility, fixed or unfixed, known or unknown, asserted choate or inchoate, liquidated or unliquidated, secured or unsecured;

(h) "**Priveco Shares**" shall mean the 1,160,514 common shares of Priveco held by the Selling Shareholders, being all of the issued and outstanding common shares of Priveco beneficially held, either directly or indirectly, by the Selling Shareholders;

(i) "**Pubco Shares**" shall mean sufficient fully paid and non-assessable common shares of Pubco, to be issued to the Selling Shareholders by Pubco on the Closing Date so that as of the Closing Date the Selling Shareholders own 77,931,100 common shares of Pubco.

(j) "**SEC**" shall mean the Securities and Exchange Commission;

(k) "**Securities Act**" shall mean the United States Securities Act of 1933, as amended;

(l) "**Taxes**" shall include international, federal, state, provincial and local income taxes, capital gains tax, value-added taxes, franchise, personal property and real property taxes, levies, assessments, tariffs, duties (including any customs duty), business license or other fees, sales, use and any other taxes relating to the assets of the designated party or the business of the designated party for all periods up to and including the Closing Date, together with any related charge or amount, including interest, fines, penalties and additions to tax, if any, arising out of tax assessments; and

(m) "**Transaction**" shall mean the purchase of the Priveco Shares by Pubco from the Selling Shareholders in consideration for the issuance of the Pubco Shares.

1.2   <u>Schedules</u>.   The following schedules are attached to and form part of this Agreement:

Schedule 1	–	Selling Shareholders
0A	–	Certificate of Non-U.S. Shareholder
0B	–	Certificate of U.S. Shareholder
Schedule 2C	–	Certificate of Canadian Shareholder
0	–	Directors and Officers of Priveco
Schedule 4	–	Directors and Officers of Pubco
Schedule 5	–	Priveco Intellectual Property
Schedule 6	–	Priveco Material Contracts
Schedule 7	-	Exceptions
Schedule 8	-	Form of Stock Power

1.3   Currency. All references to currency referred to in this Agreement are in United States Dollars (US$), unless expressly stated otherwise.

2.   THE OFFER, PURCHASE AND SALE OF SHARES

2.1   Offer, Purchase and Sale of Shares. Subject to the terms and conditions of this Agreement, the Selling Shareholders hereby covenant and agree to sell, assign and transfer to Pubco, and Pubco hereby covenants and agrees to purchase from the Selling Shareholders all of the Priveco Shares held by the Selling Shareholders.

2.2   Consideration. As consideration for the sale of the Priveco Shares by the Selling Shareholders to Pubco, Pubco shall allot and issue the Pubco Shares to the Selling Shareholders in the amount set out opposite each Selling Shareholder's name in Schedule 1. The Selling Shareholders acknowledge and agree that the Pubco Shares are being issued pursuant to transactional exemptions from the prospectus delivery and registration requirements of the Securities Act; and in the case of Canadian residents, National Instrument 45-106. As required by applicable securities law, the Selling Shareholders agree to abide by all applicable resale restrictions and hold periods imposed by all applicable U.S , Canadian and applicable foreign jurisdictions securities legislation. All certificates representing the Pubco Shares issued on Closing will be endorsed with one of the following legends pursuant to the Securities Act in order to reflect the fact that the Pubco Shares will be issued to the Selling Shareholders pursuant to exemptions from the registration requirements of the Securities Act:

For Selling Shareholders not resident in the United States:

> "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN OFFERED IN AN OFFSHORE TRANSACTION TO A PERSON WHO IS NOT A U.S. PERSON (AS DEFINED HEREIN) PURSUANT TO REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT").
>
> NONE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES (AS DEFINED HEREIN) OR TO U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE 1933 ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION

REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE 1933 ACT. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT."

For Selling Shareholders resident in the United States:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, ENCUMBERED, OR OTHERWISE DISPOSED OF EXCEPT UPON SATISFACTION OF CERTAIN CONDITIONS. INFORMATION CONCERNING THESE RESTRICTIONS MAY BE OBTAINED FROM THE CORPORATION OR ITS LEGAL COUNSEL. ANY OFFER OR DISPOSITION OF THESE SECURITIES WITHOUT SATISFACTION OF SAID CONDITIONS WILL BE WRONGFUL AND WILL NOT ENTITLE THE TRANSFEREE TO REGISTER OWNERSHIP OF THE SECURITIES WITH THE CORPORATION"

2.3   Share Exchange Procedure. Each Selling Shareholders may exchange his, her or its certificate representing the Priveco Shares by delivering such certificate to Pubco duly executed and endorsed in blank (or accompanied by duly executed stock powers duly endorsed in blank), in each case in proper form for transfer, with signatures guaranteed, and, if applicable, with all stock transfer and any other required documentary stamps affixed thereto and with appropriate instructions to allow the transfer agent to issue certificates for the Pubco Shares to the holder thereof, together with:

(a)   If the Selling Shareholder is not resident in the US, a Certificate of Non-U.S. Shareholder (the "**Regulation S Certificate**"), a copy of which is set out in 0A; or

(b)   If the Selling is resident in the US, a Certificate of U.S. Shareholder ("**US Certificate**"), a copy of which is set out in 0B; and

(c)   If the Selling Shareholder is resident in Canada, a National Instrument 45-106 Investor Questionnaire (the "**Canadian Questionnaire**"), a copy of which is set out in 2C.

2.4   Fractional Shares. Notwithstanding any other provision of this Agreement, no certificate for fractional shares of the Pubco Shares will be issued in the Transaction. In lieu of any such fractional shares, if any of the Selling Shareholders would otherwise be entitled to receive a fraction of a share of the Pubco Shares upon surrender of certificates representing the Priveco Shares for exchange pursuant to this Agreement, the Selling Shareholders will be entitled to have such fraction rounded up to the nearest whole number of Pubco Shares and will receive from Pubco a stock certificate representing same.

2.5   Closing Date. The Closing will take place, subject to the terms and conditions of this Agreement, on the Closing Date.

2.6   Restricted Shares. The Selling Shareholders acknowledge that the Pubco Shares issued pursuant to the terms and conditions set forth in this Agreement will have such hold periods as are required under applicable securities laws and as a result may not be sold, transferred or otherwise disposed, except pursuant to an effective registration statement under the Securities Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in each case only in accordance with all applicable securities laws.

2.7   Exemptions. The Selling Shareholders acknowledge that Pubco has advised such Selling Shareholders that Pubco is relying upon the representations and warranties of the Selling Shareholders set out in the Questionnaires to issue the Pubco Shares under an exemption from the prospectus and registration requirements of the Securities Act of 1933, as amended (the "**1933 Act**") and, in the case of Canadian residents, National Instrument 45-106, and as a consequence, certain protections, rights and remedies provided by the 1933 Act, including statutory rights of rescission or damages, will not be available to the Selling Shareholders.

2.8   Canadian Resale Restrictions. The Selling Shareholders acknowledge that Pubco is not a reporting issuer in any province or territory of Canada and accordingly, any applicable hold periods under the British Columbia Securities Act or any other Canadian jurisdiction may never expire, and the Pubco Shares may be subject to resale restrictions in Canada for an indefinite period of time. Additionally, the Selling Shareholders acknowledge that resale of any of the Pubco Shares by the Selling Shareholders resident in Canada is restricted except pursuant to an exemption from applicable securities legislation.

3.   REPRESENTATIONS AND WARRANTIES OF PRIVECO

As of the Closing, Priveco represents and warrants to Pubco, and acknowledges that Pubco is relying upon such representations and warranties, in connection with the execution, delivery and performance of this Agreement, notwithstanding any investigation made by or on behalf of Pubco, as follows:

3.1   Organization and Good Standing. Priveco is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and has the requisite corporate power and authority to own, lease and to carry on its business as now being conducted. Complete and correct copies of Priveco's articles of incorporation, including amendments and bylaws are attached to Schedule 7. Priveco is duly qualified to do business and is in good standing as a foreign corporation in each of the jurisdictions in which Priveco owns property, leases property, does business, or is otherwise required to do so, where the failure to be so qualified would have a material adverse effect on the business of Priveco taken as a whole.

3.2   Authority. Priveco has all requisite corporate power and authority to execute and deliver this Agreement and any other document contemplated by this Agreement (collectively, the "**Priveco Documents**") to be signed by Priveco and to perform its obligations hereunder and to consummate the transactions contemplated hereby.   The execution and delivery of each of the Priveco Documents by Priveco and the consummation of the transactions contemplated hereby have been duly authorized by Priveco's board of directors. No other corporate or shareholder proceedings on the part of Priveco is necessary to authorize such documents or to consummate the transactions contemplated hereby. This Agreement has been, and the other Priveco Documents when executed and delivered by Priveco as contemplated by this Agreement will be, duly executed and delivered by Priveco and this Agreement is, and the other Priveco Documents when executed and delivered by

Priveco as contemplated hereby will be, valid and binding obligations of Priveco enforceable in accordance with their respective terms except:

    (a)   as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally;

    (b)   as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; and

    (c)   as limited by public policy.

3.3   Capitalization of Priveco. The entire authorized capital stock and other equity securities of Priveco consists of 100,000,000 common shares, par value $0.00001 per share, (the "**Priveco Common Stock**"). As of the date of this Agreement, there are 1,160,514 shares of Priveco Common Stock issued and outstanding. All of the issued and outstanding shares of Priveco Common Stock have been duly authorized, are validly issued, were not issued in violation of any pre-emptive rights and are fully paid and non-assessable, are not subject to pre-emptive rights and were issued in full compliance with the laws of the State of Nevada and its Articles of Incorporation and Bylaws. There are no outstanding options, warrants, subscriptions, conversion rights, or other rights, agreements, or commitments obligating Priveco to issue any additional common shares of Priveco Common Stock, or any other securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire from Priveco any common shares of Priveco Common Stock. There are no agreements purporting to restrict the transfer of the Priveco Common Stock, no voting agreements, shareholders' agreements, voting trusts, or other arrangements restricting or affecting the voting of the Priveco Common Stock.

3.4   Shareholders of Priveco Common Stock. As of the Closing Date, Schedule 1 contains a true and complete list of the holders of all issued and outstanding shares of the Priveco Common Stock including each holder's name, address and number of Priveco Shares held.

3.5   Directors and Officers of Priveco. The duly elected or appointed directors and the duly appointed officers of Priveco are as set out in Schedule 3.

3.6   Corporate Records of Priveco. The corporate records of Priveco, as required to be maintained by it pursuant to all applicable laws, are accurate, complete and current in all material respects, and the minute book of Priveco is, in all material respects, correct and contains all records required by all applicable laws, as applicable, in regards to all proceedings, consents, actions and meetings of the shareholders and the board of directors of Priveco.

3.7   Non-Contravention. Neither the execution, delivery and performance of this Agreement, nor the consummation of the Transaction, will:

    (a)   conflict with, result in a violation of, cause a default under (with or without notice, lapse of time or both) or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in or the loss of any material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties or assets of Priveco or any of its subsidiaries under any term, condition or provision of any loan or credit agreement, note, debenture, bond, mortgage, indenture, lease or other agreement, instrument, permit, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Priveco or any of its subsidiaries, or any of their respective material property or assets;

(b)   violate any provision of the Articles of Incorporation, Bylaws or any other organizational documents of Priveco, any of its subsidiaries or any applicable laws; or

(c)   violate any order, writ, injunction, decree, statute, rule, or regulation of any court or governmental or regulatory authority applicable to Priveco, any of its subsidiaries or any of their respective material property or assets.

3.8   Actions and Proceedings. To the best knowledge of Priveco, there is no basis for and there is no action, suit, judgment, claim, demand or proceeding outstanding or pending, or threatened against or affecting Priveco or which involves any of the business, or the properties or assets of Priveco that, if adversely resolved or determined, would have a material adverse effect on the business, operations, assets, properties, prospects, or conditions of Priveco taken as a whole (a "**Priveco Material Adverse Effect**"). There is no reasonable basis for any claim or action that, based upon the likelihood of its being asserted and its success if asserted, would have such a Priveco Material Adverse Effect.

3.9   Compliance.

(a)   To the best knowledge of Priveco, Priveco is in compliance with, is not in default or violation in any material respect under, and has not been charged with or received any notice at any time of any material violation of any statute, law, ordinance, regulation, rule, decree or other applicable regulation to the business or operations of Priveco;

(b)   To the best knowledge of Priveco, Priveco is not subject to any judgment, order or decree entered in any lawsuit or proceeding applicable to its business and operations that would constitute a Priveco Material Adverse Effect;

(c)   Priveco has duly filed all reports and returns required to be filed by it with governmental authorities and has obtained all governmental permits and other governmental consents, except as may be required after the execution of this Agreement. All of such permits and consents are in full force and effect, and no proceedings for the suspension or cancellation of any of them, and no investigation relating to any of them, is pending or to the best knowledge of Priveco, threatened, and none of them will be adversely affected by the consummation of the Transaction; and

(d)   To the best knowledge of Priveco, Priveco has operated in material compliance with all laws, rules, statutes, ordinances, orders and regulations applicable to its business. Priveco has not received any notice of any violation thereof, nor is Priveco aware of any valid basis therefore.

3.10   Financial Representations. Priveco has provided audited financial statements which are true, correct, and complete copies of its audited balance sheets dated as of December 31, 2010 and 2011 (the "**Priveco Accounting Date**"), together with related statements of operations, balance sheets, cash flows, and changes in shareholder's equity and footnotes for the fiscal year ended December 31, 2011, and unaudited balance sheet, statement of operations, cash flows and footnotes for the quarter ended March 31, 2012, (collectively, the "**Priveco Financial Statements**").

The Priveco Financial Statements:

(a)   are in accordance with the books and records of Priveco;

(b)   present fairly the financial condition of Priveco as of the respective dates indicated and the results of operations for such periods; and

(c)   have been prepared in accordance with GAAP.

Priveco has not received any advice or notification from its independent certified public accountants that Priveco has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the Priveco Financial Statements or the books and records of Priveco, any properties, assets, Liabilities, revenues, or expenses. The books, records, and accounts of Priveco accurately and fairly reflect, in reasonable detail, the assets, and Liabilities of Priveco. Priveco has not engaged in any transaction, maintained any bank account, or used any funds of Pubco, except for transactions, bank accounts, and funds which have been and are reflected in the normally maintained books and records of Priveco.

3.11   Absence of Undisclosed Liabilities. Except as disclosed in the Priveco Financial Statements, Schedules and Documents, Priveco has no material Liabilities or obligations either direct or indirect, matured or unmatured, absolute, contingent or otherwise, which:

(a)   are not set forth in the Priveco Financial Statements or have not heretofore been paid or discharged;

(b)   did not arise in the regular and ordinary course of business under any agreement, contract, commitment, lease or plan specifically disclosed in writing to Priveco; or

(c)   have not been incurred in amounts and pursuant to practices consistent with past business practice, in or as a result of the regular and ordinary course of its business since the date of the last Priveco Financial Statements.

3.12   Tax Matters.

(a)   Priveco is not presently under and has not received notice of, any contemplated investigation or audit by the Canada Revenue Agency or the Internal Revenue Service or any foreign or state taxing authority concerning any fiscal year or period ended prior to the date hereof;

(b)   All Taxes required to be withheld on or prior to the date hereof from employees for income Taxes, social security Taxes, unemployment Taxes and other similar withholding Taxes have been properly withheld and, if required on or prior to the date hereof, have been deposited with the appropriate governmental agency; and

(c)   To the best knowledge of Priveco, the Priveco Financial Statements contain full provision for all Taxes including any deferred Taxes that may be assessed to Priveco for the accounting period ended on the Priveco Accounting Date or for any prior period in respect of any transaction, event or omission occurring, or any profit earned, on or prior to the Priveco Accounting Date or for any profit earned by Priveco on or prior to the Priveco Accounting Date or for which Priveco is accountable up to such date and all contingent Liabilities for Taxes have been provided for or disclosed in the Priveco Financial Statements.

3.13   Filings, Consents and Approvals. No filing or registration with, no notice to and no permit, authorization, consent, or approval of any public or governmental body or authority or other person or entity is necessary for the consummation by Priveco of the Transaction contemplated by this Agreement or to enable Pubco to continue to conduct Priveco's business after the Closing Date in a manner which is consistent with that in which the business is presently conducted.

3.14   Personal Property. Priveco possesses, and has good and marketable title of all property necessary for the continued operation of the business of Priveco as presently conducted and as represented to Pubco. All such property is used in the business of Priveco. All such property is in reasonably good operating condition (normal wear and tear excepted), and is reasonably fit for the purposes for which such property is presently used. All material equipment, furniture, fixtures and other tangible personal property and assets owned or leased by Priveco is owned by Priveco free and clear of all liens, security interests, charges, encumbrances, and other adverse claims.

3.15   Intellectual Property

(a)   Intellectual Property Assets. As set out in Schedule 5, Priveco owns or holds an interest in all intellectual property assets necessary for the operation of the business of Priveco as it is currently conducted (collectively, the "**Intellectual Property Assets**"), including:

(i)   all functional business names, trading names, registered and unregistered trademarks, service marks, and applications (collectively, the "**Marks**");

(ii)   all patents, patent applications, and inventions, methods, processes and discoveries that may be patentable (collectively, the "**Patents**");

(iii)   all copyrights in both published works and unpublished works (collectively, the "**Copyrights**"); and

(iv)   all know-how, trade secrets, confidential information, customer lists, software, technical information, data, process technology, plans, drawings, and blue prints owned, used, or licensed by Priveco as licensee or licensor (collectively, the "**Trade Secrets**").

(b)   Agreements. Schedule 5 contains a complete and accurate list and summary description, including any royalties paid or received by Priveco and its subsidiaries, of all contracts and agreements relating to the Intellectual Property Assets to which Priveco and its subsidiaries is a party or by which Priveco and its subsidiaries is bound, except for any license implied by the sale of a product and perpetual, paid-up licenses for commonly available software programs with a value of less than $500 under which Priveco or its subsidiaries is the licensee. To the best knowledge of Priveco, there are no outstanding or threatened disputes or disagreements with respect to any such agreement.

(c)   <u>Intellectual Property and Know-How Necessary for the Business</u>. Except as set forth in Schedule **Error! Reference source not found.**5, Priveco and its subsidiaries is the owner of all right, title, and interest in and to each of the Intellectual Property Assets, free and clear of all liens, security interests, charges, encumbrances, and other adverse claims, and has the right to use without payment to a third party of all the Intellectual Property Assets. Except as set forth in Schedule 3 all former and current employees and contractors of Priveco and its subsidiaries have executed written contracts, agreements or other undertakings with Priveco and its subsidiaries that assign all rights to any inventions, improvements, discoveries, or information relating to the business of Priveco and its subsidiaries. No employee, director, officer or shareholder of Priveco or any of its subsidiaries owns directly or indirectly in whole or in part, any Intellectual Property Asset which Priveco or any of its subsidiaries is presently using or which is necessary for the conduct of its business. To the best knowledge of Priveco, no employee or contractor of Priveco or its subsidiaries has entered into any contract or agreement that restricts or limits in any way the scope or type of work in which the employee may be engaged or requires the employee to transfer, assign, or disclose information concerning his work to anyone other than Priveco or its subsidiaries.

(d)   <u>Patents</u>. Except as set out in Schedule 5, neither Priveco nor any of its subsidiaries holds any right, title or interest in and to any Patent and Priveco has not filed any patent application with any third party. To the best knowledge of Priveco, none of the products manufactured and sold, nor any process or know-how used, by Priveco or any of its subsidiaries infringes or is alleged to infringe any patent or other proprietary night of any other person or entity.

(e)   <u>Trademarks</u>. Except as set out in Schedule 5, neither Priveco nor any of its subsidiaries holds any right, title or interest in and to any Mark and Priveco has not registered or filed any application to register any Mark with any third party. To the best knowledge of Priveco, none of the Marks, if any, used by Priveco or any of its subsidiaries infringes or is alleged to infringe any trade name, trademark, or service mark of any third party.

(f)   <u>Copyrights</u>. Schedule **Error! Reference source not found.**5 contains a complete and accurate list and summary description of all Copyrights. Priveco and its subsidiaries is the owner of all right, title, and interest in and to each of the Copyrights, free and clear of all liens, security interests, charges, encumbrances, and other adverse claims. If applicable, all registered Copyrights are currently in compliance with formal legal requirements, are valid and enforceable, and are not subject to any maintenance fees or taxes or actions falling due within ninety days after the Closing Date. To the best knowledge of Priveco, no Copyright is infringed or has been challenged or threatened in any way and none of the subject matter of any of the Copyrights infringes or is alleged to infringe any copyright of any third party or is a derivative work based on the work of a third party. All works encompassed by the Copyrights have been marked with the proper copyright notice.

(g)   <u>Trade Secrets</u>. Each of Priveco and its subsidiaries has taken all reasonable precautions to protect the secrecy, confidentiality, and value of its Trade Secrets. Each of Priveco and its subsidiaries has good title and an absolute right to use the Trade Secrets. The Trade Secrets are not part of the public knowledge or literature, and to the best knowledge of Priveco, have not been used, divulged, or appropriated either for the benefit of any person or entity or to the detriment of Priveco or any of its subsidiaries. No Trade Secret is subject to any adverse claim or has been challenged or threatened in any way.

        (h)   <u>Licensed Intellectual Property</u>. Priveco is the licensee of various patents, trademarks and copyrights, all of which are set forth in Schedule 5.

3.16   <u>Employees and Consultants</u>. All employees and consultants of Priveco have been paid all salaries, wages, income and any other sum due and owing to them by Priveco, as at the end of the most recent completed pay period. Priveco is not aware of any labour conflict with any employees that might reasonably be expected to have a Priveco Material Adverse Effect. To the best knowledge of Priveco, no employee of Priveco is in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement or any other contract or agreement relating to the relationship of such employee with Priveco or any other nature of the business conducted or to be conducted by Priveco.

3.17   <u>Real Property</u>. Priveco does not own any real property. Each of the leases, subleases, claims or other real property interests (collectively, the "**Leases**") to which Priveco is a party or is bound is legal, valid, binding, enforceable and in full force and effect in all material respects. All rental and other payments required to be paid by Priveco pursuant to any such Leases have been duly paid and no event has occurred which, upon the passing of time, the giving of notice, or both, would constitute a breach or default by any party under any of the Leases. The Leases will continue to be legal, valid, binding, enforceable and in full force and effect on identical terms following the Closing Date. Priveco has not assigned, transferred, conveyed, mortgaged, deeded in trust, or encumbered any interest in the Leases or the leasehold property pursuant thereto.

3.18   <u>Material Contracts and Transactions</u>. Schedule 6 attached hereto lists each material contract, agreement, license, permit, arrangement, commitment, instrument or contract to which Priveco or any of its subsidiaries is a party (each, a "**Contract**"). Each Contract is in full force and effect, and there exists no material breach or violation of or default by Priveco or any of its subsidiaries under any Contract, or any event that with notice or the lapse of time, or both, will create a material breach or violation thereof or default under any Contract by Priveco or any of its subsidiaries. The continuation, validity, and effectiveness of each Contract will in no way be affected by the consummation of the Transaction contemplated by this Agreement. There exists no actual or threatened termination, cancellation, or limitation of, or any amendment, modification, or change to any Contract.

3.19   <u>Certain Transactions</u>. Priveco is not a guarantor or indemnitor of any indebtedness of any third party, including any person, firm or corporation.

3.20   <u>No Brokers</u>. Priveco has not incurred any independent obligation or liability to any party for any brokerage fees, agent's commissions, or finder's fees in connection with the Transaction contemplated by this Agreement.

3.21   <u>Completeness of Disclosure</u>. No representation or warranty by Priveco in this Agreement nor any certificate, schedule, statement, document or instrument furnished or to be furnished to Pubco pursuant hereto contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not materially misleading.

3.22   <u>Absence of Certain Changes or Events</u>. Except as set forth in this Agreement or the Schedules, since March 31, 2012 there has been no material change in the business and assets of PRIVECO and to the best knowledge of PRIVECO'S management, PRIVECO has not become subject to any law or regulation which materially and adversely affects, or in the future may adversely affect the business, operations, properties, assets, or condition of PRIVECO.

4.   <u>REPRESENTATIONS AND WARRANTIES OF PUBCO</u>

As of the Closing, Pubco represents and warrants to Priveco and the Selling Shareholders and acknowledges that Priveco and the Selling Shareholders are relying upon such representations and warranties in connection with the execution, delivery and performance of this Agreement, notwithstanding any investigation made by or on behalf of Priveco or the Selling Shareholders, as follows:

4.1   <u>Organization and Good Standing</u>. Pubco is duly incorporated, organized, validly existing and in good standing under the laws of the State of Nevada and has all requisite corporate power and authority to own, lease and to carry on its business as now being conducted. Pubco is qualified to do business and is in good standing as a foreign corporation in each of the jurisdictions in which it owns property, leases property, does business, or is otherwise required to do so, where the failure to be so qualified would have a material adverse effect on the businesses, operations, or financial condition of Pubco.

4.2   <u>Authority</u>. Pubco has all requisite corporate power and authority to execute and deliver this Agreement and any other document contemplated by this Agreement (collectively, the "**Pubco Documents**") to be signed by Pubco and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of each of the Pubco Documents by Pubco and the consummation by Pubco of the transactions contemplated hereby have been duly authorized by its board of directors and no other corporate or shareholder proceedings on the part of Pubco is necessary to authorize such documents or to consummate the transactions contemplated hereby. This Agreement has been, and the other Pubco Documents when executed and delivered by Pubco as contemplated by this Agreement will be, duly executed and delivered by Pubco and this Agreement is, and the other Pubco Documents when executed and delivered by Pubco, as contemplated hereby will be, valid and binding obligations of Pubco enforceable in accordance with their respective terms, except:

        (a)   as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally;

        (b)   as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies; and

        (c)   as limited by public policy.

<u>Capitalization of Pubco</u>. On June 12, 2012, Pubco amended its articles of incorporation changing its corporate name to AWG International Water Corporation and modified its capital stock structure. The authorized capital stock and other equity securities of Pubco consists of 600,000,000 shares of capital stock comprised of 500,000,000 common shares with a par value of $0.001, (the "**Pubco Common Stock**") and 100,000,000 Preferred Shares, par value $0.001 per share As of June 28, 2012, there were 37,732,775 common shares issued and outstanding and no preferred shares issued and outstanding No preferred stock has been

designated or issued. As of June 28, 2012, there are 7,300,000 common stock warrants outstanding exercisable at $0.06 Cents per share.

4.3   All of the issued and outstanding shares of Pubco Common Stock have been duly authorized, are validly issued, were not issued in violation of any pre-emptive rights and are fully paid and non-assessable, are not subject to pre-emptive rights and were issued in full compliance with all federal, state, and local laws, rules and regulations. Except as stated herein, there are no other outstanding options, warrants, subscriptions, phantom shares, conversion rights, or other rights, agreements, or commitments obligating Pubco to issue any additional shares of Pubco Common Stock, or any other securities convertible into, exchangeable for, or evidencing the right to subscribe for or acquire from Pubco any shares of Pubco Common Stock as of the date of this Agreement. There are no agreements purporting to restrict the transfer of the Pubco Common Stock, no voting agreements, voting trusts, or other arrangements restricting or affecting the voting of the Pubco Common Stock.

Pubco will increase its Employee Stock Option Plan from 2,500,000 shares to 45,000,000 shares on the date of closing. Pubco will reserve an additional 43,500,000 common shares for this plan. Pubco will grant 28,689,000 stock options to two named executive officers.

4.4   <u>Directors and Officers of Pubco</u>. The duly elected or appointed directors and the duly appointed officers of Pubco are as listed on 0.

4.5   <u>Corporate Records of Pubco.</u> The corporate records of Pubco, as required to be maintained by it pursuant to the laws of the State of Nevada, are accurate, complete and current in all material respects, and the minute book of Pubco is, in all material respects, correct and contains all material records required by the law of the State of Nevada in regards to all proceedings, consents, actions and meetings of the shareholders and the board of directors of Pubco.

4.6   <u>Non-Contravention</u>. Neither the execution, delivery and performance of this Agreement, nor the consummation of the Transaction, will:

      (a)   conflict with, result in a violation of, cause a default under (with or without notice, lapse of time or both) or give rise to a right of termination, amendment, cancellation or acceleration of any obligation contained in or the loss of any material benefit under, or result in the creation of any lien, security interest, charge or encumbrance upon any of the material properties or assets of Pubco under any term, condition or provision of any loan or credit agreement, note, debenture, bond, mortgage, indenture, lease or other agreement, instrument, permit, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Pubco or any of its material property or assets;

      (b)   violate any provision of the applicable incorporation or charter documents of Pubco; or

      (c)   violate any order, writ, injunction, decree, statute, rule, or regulation of any court or governmental or regulatory authority applicable to Pubco or any of its material property or assets.

4.7   <u>Validity of Pubco Common Stock Issuable upon the Transaction</u>. The Pubco Shares to be issued to the Selling Shareholders upon consummation of the Transaction in accordance with this Agreement will, upon issuance, have been duly and validly authorized and, when so issued in accordance with the terms of this Agreement, will be duly and validly issued, fully paid and non-assessable.

4.8   Actions and Proceedings. To the best knowledge of Pubco, there is no claim, charge, arbitration, grievance, action, suit, investigation or proceeding by or before any court, arbiter, administrative agency or other governmental authority now pending or, to the best knowledge of Pubco, threatened against Pubco which involves any of the business, or the properties or assets of Pubco that, if adversely resolved or determined, would have a material adverse effect on the business, operations, assets, properties, prospects or conditions of Pubco taken as a whole (a "**Pubco Material Adverse Effect**"). There is no reasonable basis for any claim or action that, based upon the likelihood of its being asserted and its success if asserted, would have such a Pubco Material Adverse Effect.

4.9   Compliance.

(a)   To the best knowledge of Pubco, Pubco is in compliance with, is not in default or violation in any material respect under, and has not been charged with or received any notice at any time of any material violation of any statute, law, ordinance, regulation, rule, decree or other applicable regulation to the business or operations of Pubco;

(b)   To the best knowledge of Pubco, Pubco is not subject to any judgment, order or decree entered in any lawsuit or proceeding applicable to its business and operations that would constitute a Pubco Material Adverse Effect;

(c)   Pubco has duly filed all reports and returns required to be filed by it with governmental authorities and has obtained all governmental permits and other governmental consents, except as may be required after the execution of this Agreement. All of such permits and consents are in full force and effect, and no proceedings for the suspension or cancellation of any of them, and no investigation relating to any of them, is pending or to the best knowledge of Pubco, threatened, and none of them will be affected in a material adverse manner by the consummation of the Transaction; and

(d)   To the best knowledge of Pubco, Pubco has operated in material compliance with all laws, rules, statutes, ordinances, orders and regulations applicable to its business. Pubco has not received any notice of any violation thereof, nor is Pubco aware of any valid basis therefore.

4.10   Filings, Consents and Approvals. No filing or registration with, no notice to and no permit, authorization, consent, or approval of any public or governmental body or authority or other person or entity is necessary for the consummation by Pubco of the Transaction contemplated by this Agreement to continue to conduct its business after the Closing Date in a manner which is consistent with that in which it is presently conducted.

4.11   SEC Filings. Pubco has furnished or made available to Priveco and the Selling Shareholders a true and complete copy its Annual Report filed on Form 10-K for the year ending December 31, 2011 and its Quarterly Report filed on Form 10-Q for the period ending March 31, 2012, and Current Reports subsequently filed with the SEC (collectively, the "**Pubco SEC Documents**"). As of their respective dates, to the best knowledge of Pubco, the Pubco SEC Documents complied in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Pubco SEC Documents. The Pubco SEC Documents constitute all of the documents and reports that Pubco was required to file with the SEC pursuant to the Exchange Act and the rules and regulations promulgated thereunder by the SEC.

4.12 <u>Financial Representations</u>. Included with the Pubco SEC Documents are true, correct, and complete copies of audited balance sheets for Pubco dated as of December 31, 2011 (the "**Pubco Accounting Date**"), together with related statements of operations, balance sheet, cash flows, and changes in shareholder's equity and footnotes for the fiscal year ended December 31, 2011, and unaudited balance sheet, statement of operations, cash flows and footnotes for the quarter ended March 31, 2012, (collectively, the "**Pubco Financial Statements**"). The Pubco Financial Statements:

(a) are in accordance with the books and records of Pubco;

(b) present fairly the financial condition of Pubco as of the respective dates indicated and the results of operations for such periods; and

(c) have been prepared in accordance with GAAP.

Pubco has not received any advice or notification from its independent certified public accountants that Pubco has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the Pubco Financial Statements or the books and records of Pubco, any properties, assets, Liabilities, revenues, or expenses. The books, records, and accounts of Pubco accurately and fairly reflect, in reasonable detail, the assets, and Liabilities of Pubco. Pubco has not engaged in any transaction, maintained any bank account, or used any funds of Pubco, except for transactions, bank accounts, and funds which have been and are reflected in the normally maintained books and records of Pubco.

4.13 <u>Absence of Undisclosed Liabilities</u>. Except as disclosed in this Agreement and the Pubco SEC Documents, Pubco has no material Liabilities or obligations either direct or indirect, matured or unmatured, absolute, contingent or otherwise, which:

(a) are not set forth in the Pubco Financial Statements or have not heretofore been paid or discharged;

(b) did not arise in the regular and ordinary course of business under any agreement, contract, commitment, lease or plan specifically disclosed in writing to Pubco; or

(c) have not been incurred in amounts and pursuant to practices consistent with past business practice, in or as a result of the regular and ordinary course of its business since the date of the last Pubco Financial Statements.

4.14 <u>Tax Matters</u>.

(a) Pubco is not presently under and has not received notice of, any contemplated investigation or audit by the Internal Revenue Service or any foreign or state taxing authority concerning any fiscal year or period ended prior to the date hereof;

(b) To the best knowledge of Pubco, all Taxes required to be withheld on or prior to the date hereof from employees for income Taxes, social security Taxes, unemployment Taxes and other similar withholding Taxes have been properly withheld and, if required on or prior to the date hereof, have been deposited with the appropriate governmental agency; and

(c)   To the best knowledge of Pubco, the Pubco Financial Statements contain full provision for all Taxes including any deferred Taxes that may be assessed to Pubco for the accounting period ended on the Pubco Accounting Date or for any prior period in respect of any transaction, event or omission occurring, or any profit earned, on or prior to the Pubco Accounting Date or for any profit earned by Pubco on or prior to the Pubco Accounting Date or for which Pubco is accountable up to such date and all contingent Liabilities for Taxes have been provided for or disclosed in the Pubco Financial Statements.

4.15   Absence of Changes. Since the Pubco Accounting Date, except as disclosed in the Public SEC Documents and except as contemplated in this Agreement, Pubco has not:

(a)   incurred any Liabilities, other than Liabilities incurred in the ordinary course of business consistent with past practice, or discharged or satisfied any lien or encumbrance, or paid any Liabilities, other than in the ordinary course of business consistent with past practice, or failed to pay or discharge when due any Liabilities of which the failure to pay or discharge has caused or will cause any material damage or risk of material loss to it or any of its assets or properties;

(b)   sold, encumbered, assigned or transferred any material fixed assets or properties;

(c)   created, incurred, assumed or guaranteed any indebtedness for money borrowed, or mortgaged, pledged or subjected any of the material assets or properties of Pubco to any mortgage, lien, pledge, security interest, conditional sales contract or other encumbrance of any nature whatsoever;

(d)   made or suffered any amendment or termination of any material agreement, contract, commitment, lease or plan to which it is a party or by which it is bound, or cancelled, modified or waived any substantial debts or claims held by it or waived any rights of substantial value, other than in the ordinary course of business;

(e)   declared, set aside or paid any dividend or made or agreed to make any other distribution or payment in respect of its capital shares or redeemed, purchased or otherwise acquired or agreed to redeem, purchase or acquire any of its capital shares or equity securities;

(f)   suffered any damage, destruction or loss, whether or not covered by insurance, that materially and adversely effects its business, operations, assets, properties or prospects;

(g)   suffered any material adverse change in its business, operations, assets, properties, prospects or condition (financial or otherwise);

(h)   received notice or had knowledge of any actual or threatened labor trouble, termination, resignation, strike or other occurrence, event or condition of any similar character which has had or might have an adverse effect on its business, operations, assets, properties or prospects;

(i)   made commitments or agreements for capital expenditures or capital additions or betterments exceeding in the aggregate $500;

(j)   other than in the ordinary course of business, increased the salaries or other compensation of, or made any advance (excluding advances for ordinary and necessary business expenses) or loan to, any of its employees or directors or made any increase in, or any addition to, other benefits to which any of its employees or directors may be entitled;

(k)   entered into any transaction other than in the ordinary course of business consistent with past practice; or

(l)   agreed, whether in writing or orally, to do any of the foregoing.

4.16   Absence of Certain Changes or Events. Since the Pubco Accounting Date, except as and to the extent disclosed in the Pubco SEC Documents, there has not been:

(a)   a Pubco Material Adverse Effect; or

(b)   any material change by Pubco in its accounting methods, principles or practices.

4.17   Subsidiaries. Pubco does not have any subsidiaries or agreements of any nature to acquire any subsidiary or to acquire or lease any other business operations, except as disclosed in the Pubco SEC Documents.

4.18   Personal Property. There are no material equipment, furniture, fixtures and other tangible personal property and assets owned or leased by Pubco, except as disclosed in the Pubco SEC Documents.

4.19   Employees and Consultants. Pubco does not have any employees or consultants, except as disclosed in the Pubco SEC Documents.

4.20   Material Contracts and Transactions. Other than as expressly contemplated by this Agreement, there are no material contracts, agreements, licenses, permits, arrangements, commitments, instruments, understandings or contracts, whether written or oral, express or implied, contingent, fixed or otherwise, to which Pubco is a party except as disclosed in writing to Priveco or as disclosed in the Pubco SEC Documents.

4.21   No Brokers. Pubco has not incurred any obligation or liability to any party for any brokerage fees, agent's commissions, or finder's fees in connection with the Transaction contemplated by this Agreement.

4.22   Internal Accounting Controls. Pubco maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. Pubco's certifying officers have evaluated the effectiveness of Pubco's controls and procedures as of end of the filing period prior to the filing date of the Form 10-K for the year ended December 31, 2011 (such date, the

"Evaluation Date"). Pubco presented in its most recently filed Form 10-K the conclusions of the certifying officers about the effectiveness of the disclosure controls and procedures based on their evaluations as of the Evaluation Date. Since the Evaluation Date, there have been no significant changes in Pubco's internal controls or, to Pubco's knowledge, in other factors that could significantly affect Pubco's internal controls.

4.23   Listing and Maintenance Requirements. Pubco is currently quoted on the OTC Bulletin Board.

4.24   Application of Takeover Protections. Pubco and its board of directors have taken all necessary action, if any, in order to render inapplicable any control share acquisition, business combination, poison pill (including any distribution under a rights agreement) or other similar anti-takeover provision under Pubco's certificate or articles of incorporation (or similar charter documents) or the laws of its state of incorporation that is or could become applicable to Pubco as a result of the transactions under this Agreement or the exercise of any rights pursuant to this Agreement.

4.25   No SEC or FINRA Inquiries. Neither the Pubco nor any of its past or present officers or directors is the subject of any formal or informal inquiry or investigation by the SEC or FINRA. Pubco currently do not have any outstanding comment letters or other correspondences from the SEC or the FINRA.

4.26   Completeness of Disclosure. No representation or warranty by Pubco in this Agreement nor any certificate, schedule, statement, document or instrument furnished or to be furnished to Priveco pursuant hereto contains or will, to the best knowledge of Pubco, contain any untrue statement of a material fact or omits or will omit to state a material fact required to be stated herein or therein or necessary to make any statement herein or therein not materially misleading.

5.   **CLOSING CONDITIONS**

5.1   Conditions Precedent to Closing by Pubco. The obligation of Pubco to consummate the Transaction is subject to the satisfaction or written waiver of the conditions set forth below by a date mutually agreed upon by the parties hereto in writing and in accordance with Section 10.6. The Closing of the Transaction contemplated by this Agreement will be deemed to mean a waiver of all conditions to Closing. These conditions precedent are for the benefit of Pubco and may be waived by Pubco in its sole discretion.

(a)   Representations and Warranties. The representations and warranties of Priveco and the Selling Shareholders set forth in this Agreement will be true, correct and complete in all respects as of the Closing Date, as though made on and as of the Closing Date and Priveco will have delivered to Pubco a certificate dated as of the Closing Date, to the effect that the representations and warranties made by Priveco in this Agreement are true and correct.

(b)   Performance. All of the covenants and obligations that Priveco and the Selling Shareholders are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been performed and complied with in all material respects.

(c)   Transaction Documents. This Agreement, its Schedules and Exhibits, the Priveco Documents, and all other documents necessary or reasonably required to consummate the Transaction, all in form and substance reasonably satisfactory to Pubco, will have been executed and delivered to Pubco.

(d)   Third Party Consents. Pubco will have received duly executed copies of all third party consents and approvals contemplated by this Agreement, in form and substance reasonably satisfactory to Pubco.

(e)   No Material Adverse Change. No Priveco Material Adverse Effect will have occurred since the date of this Agreement.

(f)   No Action. No suit, action, or proceeding will be pending or threatened which would:

    (i)   prevent the consummation of any of the transactions contemplated by this Agreement; or

    (ii)   cause the Transaction to be rescinded following consummation.

(g)   Outstanding Shares. Priveco will have no more than 1,160,514 shares of Priveco Common Stock issued and outstanding on the Closing Date.

(h)   Due Diligence Generally. Pubco and its legal counsel will be reasonably satisfied with their due diligence investigation of Priveco that is reasonable and customary in a transaction of a similar nature to that contemplated by the Transaction, including:

    (i)   materials, documents and information in the possession and control of Priveco and the Selling Shareholders which are reasonably germane to the Transaction;

    (ii)   a physical inspection of the assets of Priveco by Pubco or its representatives; and

    (iii)   title to the material assets of Priveco.

(i)   Compliance with Securities Laws. Pubco will have received evidence satisfactory to Pubco that the Pubco Shares issuable in the Transaction will be issuable:

    (i)   without registration pursuant to the Securities Act in reliance on a safe harbour from the registration requirements of the Securities Act provided by Regulation S or Regulation D; and

    (ii)   in reliance upon a Canadian National exemption from the prospectus and registration requirements of National Instrument 45-106.

In order to establish the availability of the safe harbor from the registration requirements of the 1933 Act and the prospectus and registration requirements of the 1933 Act for the issuance of Pubco Shares to each Selling Shareholders, Priveco will deliver to Pubco on Closing, a Regulation S Certificate, a US Certificate or a Canadian Questionnaire, as applicable, duly executed by each Selling Shareholders.

5.2   Conditions Precedent to Closing by Priveco. The obligation of Priveco and the Selling Shareholders to consummate the Transaction is subject to the satisfaction or written waiver of the conditions set forth below by a date mutually agreed upon by the parties hereto in writing and in accordance with Section 10.6. The Closing of the Transaction will be deemed to mean a waiver of all conditions to Closing. These conditions precedent are for the benefit of Priveco and the Selling Shareholders and may be waived by Priveco and the Selling Shareholders in their discretion.

(a)   Representations and Warranties. The representations and warranties of Pubco set forth in this Agreement will be true, correct and complete in all respects as of the Closing Date, as though made on and as of the Closing Date and Pubco will have delivered to Priveco a certificate dated the Closing Date, to the effect that the representations and warranties made by Pubco in this Agreement are true and correct.

(b)   Performance. All of the covenants and obligations that Pubco are required to perform or to comply with pursuant to this Agreement at or prior to the Closing must have been performed and complied with in all material respects. Pubco must have delivered each of the documents required to be delivered by it pursuant to this Agreement.

(c)   Transaction Documents. This Agreement, including Schedules and Exhibits, the Pubco Documents and all other documents necessary or reasonably required to consummate the Transaction, all in form and substance reasonably satisfactory to Priveco, will have been executed and delivered by Pubco.

(d)   No Material Adverse Change. No Pubco Material Adverse Effect will have occurred since the date of this Agreement.

(e)   No Action. No suit, action, or proceeding will be pending or threatened before any governmental or regulatory authority wherein an unfavorable judgment, order, decree, stipulation, injunction or charge would result in and/or:

(i)   prevent the consummation of any of the transactions contemplated by this Agreement; or

(ii)   cause the Transaction to be rescinded following consummation.

(f)   Public Market. On the Closing Date, the shares of Pubco Common Stock will be quoted on the FINRA's OTC Bulletin Board.

(g)   Due Diligence Review of Financial Statements. Priveco and its accountants will be reasonably satisfied with their due diligence investigation and review of the Pubco Financial Statements, the Pubco SEC Documents, and the contents thereof, prepared in accordance with GAAP.

(h)   Due Diligence Generally. Priveco will be reasonably satisfied with their due diligence investigation of Pubco that is reasonable and customary in a transaction of a similar nature to that contemplated by the Transaction.

(i)   Outstanding Liabilities.   Pubco will have no more than $500,000 in outstanding liabilities, not including any funds owing by Priveco.

6.   <u>ADDITIONAL COVENANTS OF THE PARTIES</u>

6.1   <u>Notification of Financial Liabilities</u>. Priveco will immediately notify Pubco in accordance with Section 10.6 hereof, if Priveco receives any advice or notification from its independent certified public accounts that Priveco has used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the books, records, and accounts of Priveco, any properties, assets, Liabilities, revenues, or expenses. Notwithstanding any statement to the contrary in this Agreement, this covenant will survive Closing and continue in full force and effect.

6.2   <u>Access and Investigation</u>. Between the date of this Agreement and the Closing Date, Priveco, on the one hand, and Pubco, on the other hand, will, and will cause each of their respective representatives to:

        (a)   afford the other and its representatives full and free access to its personnel, properties, assets, contracts, books and records, and other documents and data;

        (b)   furnish the other and its representatives with copies of all such contracts, books and records, and other existing documents and data as required by this Agreement and as the other may otherwise reasonably request; and

        (c)   furnish the other and its representatives with such additional financial, operating, and other data and information as the other may reasonably request.

All of such access, investigation and communication by a party and its representatives will be conducted during normal business hours and in a manner designed not to interfere unduly with the normal business operations of the other party. Each party will instruct its auditors to co-operate with the other party and its representatives in connection with such investigations.

6.3   <u>Confidentiality</u>. All information regarding the business of Priveco including, without limitation, financial information that Priveco provides to Pubco during Pubco's due diligence investigation of Priveco will be kept in strict confidence by Pubco and will not be used (except in connection with due diligence), dealt with, exploited or commercialized by Pubco or disclosed to any third party (other than Pubco's professional accounting and legal advisors) without the prior written consent of Priveco. If the Transaction contemplated by this Agreement does not proceed for any reason, then upon receipt of a written request from Priveco, Pubco will immediately return to Priveco (or as directed by Priveco) any information received regarding Priveco's business. Likewise, all information regarding the business of Pubco including, without limitation, financial information that Pubco provides to Priveco during its due diligence investigation of Pubco will be kept in strict confidence by Priveco and will not be used (except in connection with due diligence), dealt with, exploited or commercialized by Priveco or disclosed to any third party (other than Priveco's professional accounting and legal advisors) without Pubco's prior written consent. If the Transaction contemplated by this Agreement does not proceed for any reason, then upon receipt of a written request from Pubco, Priveco will immediately return to Pubco (or as directed by Pubco) any information received regarding Pubco's business.

6.4   <u>Notification</u>. Between the date of this Agreement and the Closing Date, each of the parties to this Agreement will promptly notify the other parties in writing if it becomes aware of any fact or condition that causes or constitutes a material breach of any of its representations and warranties as of the date of this Agreement, if it becomes aware of the occurrence after the date of this Agreement of any fact or condition that would cause or constitute a material breach of any such representation or warranty had such representation or warranty been made as of the time of occurrence or discovery of such fact or condition. Should any such fact or condition require any change in the Schedules relating to such party, such party will promptly deliver to the other parties a supplement to the Schedules specifying such change. During the same period, each party will promptly notify the other parties of the occurrence of any material breach of any of its covenants in this Agreement or of the occurrence of any event that may make the satisfaction of such conditions impossible or unlikely.

6.5   Exclusivity. Until such time, if any, as this Agreement is terminated pursuant to this Agreement, Priveco and Pubco will not, directly or indirectly, solicit, initiate, entertain or accept any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any unsolicited inquiries or proposals from, any person or entity relating to any transaction involving the sale of the business or assets (other than in the ordinary course of business), or any of the capital stock of Priveco or Pubco, as applicable, or any merger, consolidation, business combination, or similar transaction other than as contemplated by this Agreement.

6.6   Conduct of Priveco and Pubco Business Prior to Closing. From the date of this Agreement to the Closing Date, and except to the extent that Pubco otherwise consents in writing, Priveco will operate its business substantially as presently operated and only in the ordinary course and in compliance with all applicable laws, and use its best efforts to preserve intact its good reputation and present business organization and to preserve its relationships with persons having business dealings with it. Likewise, from the date of this Agreement to the Closing Date, and except to the extent that Priveco otherwise consents in writing, Pubco will operate its business substantially as presently operated and only in the ordinary course and in compliance with all applicable laws, and use its best efforts to preserve intact its good reputation and present business organization and to preserve its relationships with persons having business dealings with it.

6.7   Certain Acts Prohibited – Priveco. Except as expressly contemplated by this Agreement or for purposes in furtherance of this Agreement, between the date of this Agreement and the Closing Date, Priveco will not, without the prior written consent of Pubco:

(a)   amend its Articles, Bylaws or other incorporation documents;

(b)   incur any liability or obligation other than in the ordinary course of business or encumber or permit the encumbrance of any properties or assets of Priveco except in the ordinary course of business;

(c)   dispose of or contract to dispose of any Priveco property or assets, including the Intellectual Property Assets, except in the ordinary course of business consistent with past practice;

(d)   issue, deliver, sell, pledge or otherwise encumber or subject to any lien any shares of the Priveco Common Stock, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities;

(e)   not:

(i)   declare, set aside or pay any dividends on, or make any other distributions in respect of the Priveco Common Stock, or

(ii)   split, combine or reclassify any Priveco Common Stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of Priveco Common Stock; or

(f)   not materially increase benefits or compensation expenses of Priveco, other than as contemplated by the terms of any employment agreement in existence on the date of this Agreement, increase the cash compensation of any director, executive officer or other key employee or pay any benefit or amount not required by a plan or arrangement as in effect on the date of this Agreement to any such person.

6.8   <u>Certain Acts Prohibited - Pubco</u>. Except as expressly contemplated by this Agreement, between the date of this Agreement and the Closing Date, Pubco will not, without the prior written consent of Priveco:

(a)   amend its Articles, Bylaws or other incorporation documents;

(b)   incur any liability or obligation or encumber or permit the encumbrance of any properties or assets of Pubco except in the ordinary course of business consistent with past practice;

(c)   dispose of or contract to dispose of any Pubco property or assets except in the ordinary course of business consistent with past practice;

(d)   declare, set aside or pay any dividends on, or make any other distributions in respect of the Pubco Common Stock; or

(e)   materially increase benefits or compensation expenses of Pubco, increase the cash compensation of any director, executive officer or other key employee or pay any benefit or amount to any such person.

6.9   <u>Public Announcements</u>. Pubco and Priveco each agree that they will not release or issue any reports or statements or make any public announcements relating to this Agreement or the Transaction contemplated herein without the prior written consent of the other party, except as may be required upon written advice of counsel to comply with applicable laws or regulatory requirements after consulting with the other party hereto and seeking their reasonable consent to such announcement.

6.10   <u>Employment Agreements</u>. Between the date of this Agreement and the Closing Date, Priveco will have made necessary arrangements to employ all of the hourly and salaried employees of Priveco reasonably necessary to operate such business substantially as presently operated. Priveco agrees to provide copies of all such agreements and arrangements that evidence such employment at or prior to Closing.

6.11   <u>Pubco Board of Directors and Officers</u>. The current directors of Pubco will adopt resolutions appointing Keith White a member of the board of directors and Chief Executive and Technical Officer, Robb Perkinson as a member of the board of directors, Jeff Stockdale as a member of the board of directors and Chief Operating Officer, Jeff Mitchell as Chief Financial Officer of Pubco, and a nominee of the Coghlan Family Corporation as a member of the board of directors. Pubco will accept the resignations of Jeff Lamberson and Gary Macdonald in all their corporate capacities. The appointments and resignations will be effective on Closing.

6.12   No Supervoting Issuances. Pubco agrees that for a period of 24 months following the Closing, it shall not issue any securities which would provide security holders with voting rights in excess of one vote per one share of authorized capital.

7.   CLOSING

7.1   Closing. The Closing shall take place on the July _____, 2012 at the offices of the lawyers for Pubco or at such other location as agreed to by the parties. Notwithstanding the location of the Closing, each party agrees that the Closing may be completed by the exchange of undertakings between the respective legal counsel for Priveco and Pubco, provided such undertakings are satisfactory to each party's respective legal counsel.

7.2   Closing Deliveries of Priveco and the Selling Shareholders. At Closing, Priveco and the Selling Shareholders will deliver or cause to be delivered the following, fully executed and in the form and substance reasonably satisfactory to Pubco:

(a)   copies of all resolutions and/or consent actions adopted by or on behalf of the board of directors of Priveco evidencing approval of this Agreement and the Transaction;

(b)   share certificates representing the Priveco Shares as required by Section 2.3 of this Agreement;

(c)   all certificates and other documents required by Section 2.3 of this Agreement; and

(d)   the Priveco Documents and any other necessary documents, each duly executed by Priveco, as required to give effect to the Transaction.

7.3   Closing Deliveries of Pubco. At Closing, Pubco will deliver or cause to be delivered the following, fully executed and in the form and substance reasonably satisfactory to Priveco:

(a)   copies of all resolutions and/or consent actions adopted by or on behalf of the board of directors of Pubco evidencing approval of this Agreement and the Transaction;

(b)   all certificates, amendments and other documents required by Section 5.2 of this Agreement;

(c)   the Pubco Documents and any other necessary documents, each duly executed by Pubco, as required to give effect to the Transaction; and

(d)   the resolutions required to effect the changes contemplated in Sections **Error! Reference source not found.** and 6.11 of this Agreement.

8.   TERMINATION

8.1   Termination. This Agreement may be terminated at any time prior to the Closing Date contemplated hereby by:

(a)   mutual agreement of Pubco and Priveco;

(b)   Pubco, if there has been a material breach by Priveco or any of the Selling Shareholders of any material representation, warranty, covenant or agreement set forth in this Agreement on the part of Priveco or the Selling Shareholders that is not cured, to the reasonable satisfaction of Pubco, within ten business days after notice of such breach is given by Pubco (except that no cure period will be provided for a breach by Priveco or the Selling Shareholders that by its nature cannot be cured);

(c)   Priveco, if there has been a material breach by Pubco of any material representation, warranty, covenant or agreement set forth in this Agreement on the part of Pubco that is not cured by the breaching party, to the reasonable satisfaction of Priveco, within ten business days after notice of such breach is given by Priveco (except that no cure period will be provided for a breach by Pubco that by its nature cannot be cured);

(d)   Pubco or Priveco, if the Transaction contemplated by this Agreement has not been consummated within 30 days of the execution of this Agreement; and

(e)   Pubco or Priveco if any permanent injunction or other order of a governmental entity of competent authority preventing the consummation of the Transaction contemplated by this Agreement has become final and non-appealable.

8.2   Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, this Agreement will be of no further force or effect, provided, however, that no termination of this Agreement will relieve any party of liability for any breaches of this Agreement that are based on a wrongful refusal or failure to perform any obligations.

9.   INDEMNIFICATION, REMEDIES, SURVIVAL

9.1   Certain Definitions. For the purposes of this Article 9 the terms "**Loss**" and "**Losses**" mean any and all demands, claims, actions or causes of action, assessments, losses, damages, Liabilities, costs, and expenses, including without limitation, interest, penalties, fines and reasonable attorneys, accountants and other professional fees and expenses, but excluding any indirect, consequential or punitive damages suffered by Pubco or Priveco including damages for lost profits or lost business opportunities.

9.2   Agreement of Priveco to Indemnify. Priveco will indemnify, defend, and hold harmless, to the full extent of the law, Pubco and its shareholders from, against, and in respect of any and all Losses asserted against, relating to, imposed upon, or incurred by Pubco and its shareholders by reason of, resulting from, based upon or arising out of:

(a)   the breach by Priveco of any representation or warranty of Priveco contained in or made pursuant to this Agreement, any Priveco Document or any certificate or other instrument delivered pursuant to this Agreement; or

(b)   the breach or partial breach by Priveco of any covenant or agreement of Priveco made in or pursuant to this Agreement, any Priveco Document or any certificate or other instrument delivered pursuant to this Agreement.

9.3   Agreement of the Selling Shareholders to Indemnify.   The Selling Shareholders will indemnify, defend, and hold harmless, to the full extent of the law, Pubco and its shareholders from, against, and in respect of any and all Losses asserted against, relating to, imposed upon, or incurred by Pubco and its shareholders by reason of, resulting from, based upon or arising out of:

(a)   any breach by the Selling Shareholders of Section 2.2 of this Agreement; or

(b)   any misstatement, misrepresentation or breach of the representations and warranties made by the Selling Shareholders contained in or made pursuant to the Regulation S Certificate, or the Questionnaire executed by each Selling Shareholders as part of the share exchange procedure detailed in Section 2.3 of this Agreement.

9.4   Agreement of Pubco to Indemnify. Pubco will indemnify, defend, and hold harmless, to the full extent of the law, Priveco and the Selling Shareholders from, against, for, and in respect of any and all Losses asserted against, relating to, imposed upon, or incurred by Priveco and the Selling Shareholders by reason of, resulting from, based upon or arising out of:

(a)   the breach by Pubco of any representation or warranty of Pubco contained in or made pursuant to this Agreement, any Pubco Document or any certificate or other instrument delivered pursuant to this Agreement; or

(b)   the breach or partial breach by Pubco of any covenant or agreement of Pubco made in or pursuant to this Agreement, any Pubco Document or any certificate or other instrument delivered pursuant to this Agreement.

10.   **MISCELLANEOUS PROVISIONS**

10.1   Effectiveness of Representations; Survival. Each party is entitled to rely on the representations, warranties and agreements of each of the other parties and all such representation, warranties and agreement will be effective regardless of any investigation that any party has undertaken or failed to undertake. Unless otherwise stated in this Agreement, and except for instances of fraud, the representations, warranties and agreements will survive the Closing Date and continue in full force and effect until one (1) year after the Closing Date.

10.2   Further Assurances. Each of the parties hereto will co-operate with the others and execute and deliver to the other parties hereto such other instruments and documents and take such other actions as may be reasonably requested from time to time by any other party hereto as necessary to carry out, evidence, and confirm the intended purposes of this Agreement.

10.3   Amendment. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

10.4   Expenses. Pubco will bear all costs incurred in connection with the preparation, execution and its performance of this Agreement and the Transaction contemplated hereby, including all fees and expenses of agents, representatives and accountants; provided that Pubco and Priveco will bear their respective legal costs incurred in connection with the preparation, execution and performance of this Agreement and the Transaction contemplated hereby.

10.5   Entire Agreement. This Agreement, the schedules attached hereto and the other documents in connection with this transaction contain the entire agreement between the parties with respect to the subject matter hereof and supersede all prior arrangements and understandings, both written and oral, expressed or implied, with respect thereto. Any preceding correspondence or offers are expressly superseded and terminated by this Agreement.

10.6   Notices. All notices and other communications required or permitted under this Agreement must be in writing and will be deemed given if sent by email, personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the addresses provided on the first page of this Agreement.

All such notices and other communications will be deemed to have been received:

   (a)   In the case of email, on the day after the email has been sent;

   (b)   in the case of personal delivery, on the date of such delivery;

   (c)   in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery;

   (d)   in the case of delivery by internationally-recognized express courier, on the business day following dispatch; and

   (e)   in the case of mailing, on the fifth business day following mailing.

10.7   Headings. The headings contained in this Agreement are for convenience purposes only and will not affect in any way the meaning or interpretation of this Agreement.

10.8   Benefits. This Agreement is and will only be construed as for the benefit of or enforceable by those persons party to this Agreement.

10.9   Assignment. This Agreement may not be assigned (except by operation of law) by any party without the consent of the other parties.

10.10   Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Washington applicable to contracts made and to be performed therein.

10.11   Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party.

10.12   Gender. All references to any party will be read with such changes in number and gender as the context or reference requires.

10.13   Business Days. If the last or appointed day for the taking of any action required or the expiration of any rights granted herein shall be a Saturday, Sunday or a legal holiday in the Province of British Columbia, then such action may be taken or right may be exercised on the next succeeding day which is not a Saturday, Sunday or such a legal holiday.

10.14   Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

10.15   <u>Electronic Execution</u>. This Agreement may be executed by delivery of executed signature pages by electronic reproduction, email, fax and such email or fax reproduction execution will be effective for all purposes.

10.16   <u>Schedules and Exhibits</u>. The schedules and exhibits are attached to this Agreement and incorporated herein.

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day and year first above written.

AWG International Water Corporation

/s/ Jeff Lamberson

Per:

Authorized Signatory
Name: Jeff Lamberson
Title: President

AWG INTERNATIONAL, INC.

/s/ Keith White

Per:

Authorized Signatory
Name: Keith White
Title: CEO

AWG SELLING SHAREHOLDERS

/s/ Keith White

_____

Keith White

/s/ Carole-Lyn-Martens

_____

Carole-Lyn Martens

/s/ Richard E. Martin

_____

Martin Family Trust, Trustee

/s/ Ronald Scott Chaykin

_____

R. Scott Chaykin

/s/ Tom Stevenson

_____

Tom Stevenson

/s/ Wes Sodorff

_____

7721 E. Trent, LLC

By: Wes Sodorff, Manager

/s/ Robert H. Crom

_____

Marc Holdings, Inc.

By: Robert H. Crom   Title: President

/s/ Robert Perkinson

_____

Robert Perkinson

/s/ George Neufeld

_____

George Neufeld

/s/ Julio Collodo Q

_____

CanAmera Management, Inc.

By: Julio Collodo Q   Title: President

/s/ Jaffrey Stevenson

_____

Stevenson, Fisher, Boehm

By: Jaffrey Stevenson Title:President

/s/ Mike Amspaugh

_____

Mike Amspaugh

/s/ John Coghlan

_____

Genesis Financial, Inc.

By: John Coghlan, President

/s/ Nelma Pereira

_____

Nelma Pereira

SCHEDULE 1
TO THE SHARE EXCHANGE AGREEMENT

AMONG AWG International Water Corporation, AWG INTERNATIONAL, INC. AND THE
SELLING SHAREHOLDERS AS SET OUT IN THE SHARE EXCHANGE AGREEMENT

Shareholder Name	Priveco Shares	Exchange Shares
1. Keith White	222,500	14,941,438
2. Robert Perkinson	172,500	11,583,759
3. Carole-Lyn Martens	15,000	1,007,283
4. George Neufeld	15,000	1,007,283
5. Martin Family Trust	25,000	1,678,806
6. CanAmera Management, Inc.	500,000	33,576,114
7. R. Scott Chaykin	50,000	3,357,611
8. Stevenson, Fisher Boehm	8,000	537,218
9. Tom Stevenson	5,000	335,761
10. Mike Amspaugh	1,112	74,673
11. 7721 E. Trent, LLC	30,000	2,014,567
12. Genesis Financial, Inc.	109,906	7,380,433
13. Marc Holdings, Inc.	5,495	369,002
14. Nelma Pereira	1,000	67,152
TOTAL	1,160,514	77,931,100

SCHEDULE 2A
TO THE SHARE EXCHANGE AGREEMENT
AMONG AWG International Water Corporation, AWG INTERNATIONAL, INC. AND THE
SELLING SHAREHOLDERS AS SET OUT IN THE SHARE EXCHANGE AGREEMENT

CERTIFICATE OF NON-U.S. SHAREHOLDER

In connection with the issuance of common stock (the "Pubco Shares") of AWG INTERNATIONAL WATER CORPORATION, a Nevada corporation ("Pubco"), to the undersigned, pursuant to that certain Share Exchange Agreement dated June 29, 2012 (the "Agreement"), among Pubco, AWG INTERNATIONAL, INC., a Nevada corporation ("Priveco") and the shareholders of Priveco as set out in the Agreement (each, a "Selling Shareholder"), the undersigned Selling Shareholder hereby agrees, acknowledges, represents and warrants that:

1.   the undersigned is not a "U.S. Person" as such term is defined by Rule 902 of Regulation S under the United States Securities Act of 1933, as amended ("U.S. Securities Act") (the definition of which includes, but is not limited to, an individual resident in the U.S. and an estate or trust of which any executor or administrator or trust, respectively is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the U.S.);

2.   none of the Pubco Shares have been or will be registered under the U.S. Securities Act, or under any state securities or "blue sky" laws of any state of the United States, and may not be offered or sold in the United States or, directly or indirectly, to U.S. Persons, as that term is defined in Regulation S, except in accordance with the provisions of Regulation S or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in compliance with any applicable state and foreign securities laws;

3.   the Selling Shareholder understands and agrees that offers and sales of any of the Pubco Shares prior to the expiration of a period of one year after the date of original issuance of the Pubco Shares (the one year period hereinafter referred to as the "Distribution Compliance Period") shall only be made in compliance with the safe harbor provisions set forth in Regulation S, pursuant to the registration provisions of the U.S. Securities Act or an exemption therefrom, and that all offers and sales after the Distribution Compliance Period shall be made only in compliance with the registration provisions of the U.S. Securities Act or an exemption therefrom and in each case only in accordance with applicable state and foreign securities laws;

4.   the Selling Shareholder understands and agrees not to engage in any hedging transactions involving any of the Pubco Shares unless such transactions are in compliance with the provisions of the U.S. Securities Act and in each case only in accordance with applicable state and provincial securities laws;

5.   the Selling Shareholder is acquiring the Pubco Shares for investment only and not with a view to resale or distribution and, in particular, it has no intention to distribute either directly or indirectly any of the Pubco Shares in the United States or to U.S. Persons;

6.   the Selling Shareholder has not acquired the Pubco Shares as a result of, and will not itself engage in, any directed selling efforts (as defined in Regulation S under the U.S.

Securities Act) in the United States in respect of the Pubco Shares which would include any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the resale of any of the Pubco Shares; provided, however, that the Selling Shareholder may sell or otherwise dispose of the Pubco Shares pursuant to registration thereof under the U.S. Securities Act and any applicable state and provincial securities laws or under an exemption from such registration requirements;

7.   the statutory and regulatory basis for the exemption claimed for the sale of the Pubco Shares, although in technical compliance with Regulation S, would not be available if the offering is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act or any applicable state and provincial securities laws;

8.   Pubco has not undertaken, and will have no obligation, to register any of the Pubco Shares under the U.S. Securities Act;

9.   Pubco is entitled to rely on the acknowledgements, agreements, representations and warranties and the statements and answers of the Selling Shareholder contained in the Agreement and this Certificate, and the Selling Shareholder will hold harmless Pubco from any loss or damage either one may suffer as a result of any such acknowledgements, agreements, representations and/or warranties made by the Selling Shareholder not being true and correct;

10.   the undersigned has been advised to consult their own respective legal, tax and other advisors with respect to the merits and risks of an investment in the Pubco Shares and, with respect to applicable resale restrictions, is solely responsible (and Pubco is not in any way responsible) for compliance with applicable resale restrictions;

11.   the undersigned and the undersigned's advisor(s) have had a reasonable opportunity to ask questions of and receive answers from Pubco in connection with the acquisition of the Pubco Shares under the Agreement, and to obtain additional information, to the extent possessed or obtainable by Pubco without unreasonable effort or expense;

12.   the books and records of Pubco were available upon reasonable notice for inspection, subject to certain confidentiality restrictions, by the undersigned during reasonable business hours at its principal place of business and that all documents, records and books in connection with the acquisition of the Pubco Shares under the Agreement have been made available for inspection by the undersigned, the undersigned's attorney and/or advisor(s);

13.   the undersigned:

(a)   is knowledgeable of, or has been independently advised as to, the applicable securities laws of the securities regulators having application in the jurisdiction in which the undersigned is resident (the "International Jurisdiction") which would apply to the acquisition of the Pubco Shares;

(b)   the undersigned is acquiring the Pubco Shares pursuant to exemptions from prospectus or equivalent requirements under applicable securities laws or, if such is not applicable, the undersigned is permitted to acquire the Pubco Shares under the applicable securities laws of the securities regulators in the International Jurisdiction without the need to rely on any exemptions;

(c)   the applicable securities laws of the authorities in the International Jurisdiction do not require Pubco to make any filings or seek any approvals of any kind whatsoever from any securities regulator of any kind whatsoever in the International Jurisdiction in connection with the issue and sale or resale of the Pubco Shares; and

(d)   the acquisition of the Pubco Shares by the undersigned does not trigger:

(i)   any obligation to prepare and file a prospectus or similar document, or any other report with respect to such purchase in the International Jurisdiction; or

(ii)   any continuous disclosure reporting obligation of Pubco in the International Jurisdiction; and

the undersigned will, if requested by Pubco, deliver to Pubco a certificate or opinion of local counsel from the International Jurisdiction which will confirm the matters referred to in Sections 13(c) and 13(d) above to the satisfaction of Pubco, acting reasonably;

14.   the undersigned (i) is able to fend for itself in connection with the acquisition of the Pubco Shares; (ii) has such knowledge and experience in business matters as to be capable of evaluating the merits and risks of its prospective investment in the Pubco Shares; and (iii) has the ability to bear the economic risks of its prospective investment and can afford the complete loss of such investment;

15.   the undersigned is not aware of any advertisement of any of the Pubco Shares and is not acquiring the Pubco Shares as a result of any form of general solicitation or general advertising including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

16.   no person has made to the undersigned any written or oral representations:

(a)   that any person will resell or repurchase any of the Pubco Shares;

(b)   that any person will refund the purchase price of any of the Pubco Shares;

(c)   as to the future price or value of any of the Pubco Shares; or

(d)   that any of the Pubco Shares will be listed and posted for trading on any stock exchange or automated dealer quotation system or that application has been made to list and post any of the Pubco Shares on any stock exchange or automated dealer quotation system, except that currently certain market makers make market in the common shares of Pubco on the OTC Bulletin Board;

17.   none of the Pubco Shares are listed on any stock exchange or automated dealer quotation system and no representation has been made to the undersigned that any of the Pubco Shares will become listed on any stock exchange or automated dealer quotation

system, except that currently certain market makers make market in the common shares of Pubco on the OTC Bulletin Board;

18.   the undersigned is outside the United States when receiving and executing this Agreement and is acquiring the Pubco Shares as principal for their own account, for investment purposes only, and not with a view to, or for, resale, distribution or fractionalization thereof, in whole or in part, and no other person has a direct or indirect beneficial interest in the Pubco Shares;

19.   neither the SEC nor any other securities commission or similar regulatory authority has reviewed or passed on the merits of the Pubco Shares;

20.   the Pubco Shares are not being acquired, directly or indirectly, for the account or benefit of a U.S. Person or a person in the United States;

21.   the undersigned acknowledges and agrees that Pubco shall refuse to register any transfer of Pubco Shares not made in accordance with the provisions of Regulation S, pursuant to registration under the U.S. Securities Act, or pursuant to an available exemption from registration under the U.S. Securities Act;

22.   the undersigned understands and agrees that the Pubco Shares will bear the following legend:

> "THE SECURITIES REPRESENTED HEREBY HAVE BEEN OFFERED IN AN OFFSHORE TRANSACTION TO A PERSON WHO IS NOT A U.S. PERSON (AS DEFINED HEREIN) PURSUANT TO REGULATION S UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT").
>
> NONE OF THE SECURITIES REPRESENTED HEREBY HAVE BEEN REGISTERED UNDER THE 1933 ACT, OR ANY U.S. STATE SECURITIES LAWS, AND, UNLESS SO REGISTERED, MAY NOT BE OFFERED OR SOLD, DIRECTLY OR INDIRECTLY, IN THE UNITED STATES (AS DEFINED HEREIN) OR TO U.S. PERSONS EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF REGULATION S UNDER THE 1933 ACT, PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE 1933 ACT AND IN EACH CASE ONLY IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS. IN ADDITION, HEDGING TRANSACTIONS INVOLVING THE SECURITIES MAY NOT BE CONDUCTED UNLESS IN COMPLIANCE WITH THE 1933 ACT. "UNITED STATES" AND "U.S. PERSON" ARE AS DEFINED BY REGULATION S UNDER THE 1933 ACT."

23.   the address of the undersigned included herein is the sole address of the undersigned as of the date of this certificate.

IN WITNESS WHEREOF, I have executed this Certificate of Non-U.S. Shareholder.

Date: _____, 2012

_____

Signature

_____

Print Name

_____

Title (if applicable)

TO THE SHARE EXCHANGE AGREEMENT
AMONG AWG INTERNATIONAL WATER CORPORATION, AWG INTERNATIONAL, INC. AND
THE SELLING SHAREHOLDERS AS SET OUT IN THE SHARE EXCHANGE AGREEMENT

CERTIFICATE OF U.S. SHAREHOLDER

All capitalized terms herein, unless otherwise defined, have the meanings ascribed thereto in the Share Exchange Agreement.

This Questionnaire is for use by each Purchaser who is a US person (as that term is defined Regulation S of the United States Securities Act of 1933 (the "1933 Act")) and has indicated an interest in purchasing Shares of the Issuer. The purpose of this Questionnaire is to assure the Issuer that each Purchaser will meet the standards imposed by the 1933 Act and the appropriate exemptions of applicable state securities laws. The Issuer will rely on the information contained in this Questionnaire for the purposes of such determination. The Securities will not be registered under the 1933 Act in reliance upon the exemption from registration afforded by Section 3(b) and/or Section 4(2) and Regulation D of the 1933 Act. This Questionnaire is not an offer of the Securities or any other securities of the Issuer in any state other than those specifically authorized by the Issuer.

All information contained in this Questionnaire will be treated as confidential. However, by signing and returning this Questionnaire, each Purchaser agrees that, if necessary, this Questionnaire may be presented to such parties as the Issuer deems appropriate to establish the availability, under the 1933 Act or applicable state securities law, of exemption from registration in connection with the sale of the Securities hereunder.

The Purchaser covenants, represents and warrants to the Issuer that it satisfies one or more of the categories of "Accredited Investors", as defined by Regulation D promulgated under the 1933 Act, as indicated below: (Please initial in the space provide those categories, if any, of an "Accredited Investor" which the Purchaser satisfies.)

_____ Category 1   An organization described in Section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring the Securities, with total assets in excess of US $5,000,000.

_____ Category 2   A natural person whose individual net worth, or joint net worth with that person's spouse, on the date of purchase exceeds US $1,000,000, exclusive of the investor's primary residence.

_____ Category 3   A natural person who had an individual income in excess of US $200,000 in each of the two most recent years or joint income with that person's spouse in excess of US $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year.

_____ Category 4   A "bank" as defined under Section (3)(a)(2) of the 1933 Act or savings and loan association or other institution as defined in Section 3(a)(5)(A) of the 1933 Act acting in its individual or fiduciary capacity; a broker dealer registered pursuant to Section 15 of the *Securities Exchange Act of 1934* (United States); an insurance company as defined in Section 2(13) of the 1933 Act; an investment company registered under the *Investment Company Act of 1940* (United States) or a business development company as defined in Section 2(a)(48) of such Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the *Small Business Investment Act of 1958* (United States); a plan with total assets in excess of $5,000,000 established and maintained by a state, a political subdivision thereof, or an agency or instrumentality of a state or a political subdivision thereof, for the benefit of its employees; an employee benefit plan within the meaning of the *Employee Retirement Income Security Act of 1974* (United States) whose investment decisions are made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000, or, if a self-directed plan, whose investment decisions are made solely by persons that are accredited investors.

_____ Category 5   A private business development company as defined in Section 202(a)(22) of the *Investment Advisers Act of 1940* (United States).

_____ Category 6   A director or executive officer of the Issuer.

_____ Category 7   A trust with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) under the 1933 Act.

_____ Category 8   An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.

Note that prospective Purchaser claiming to satisfy one of the above categories of Accredited Investor may be required to supply the Issuer with a balance sheet, prior years' federal income tax returns or other appropriate documentation to verify and substantiate the Purchaser's status as an Accredited Investor.

If the Purchaser is an entity which initialled Category 8 in reliance upon the Accredited Investor categories above, state the name, address, total personal income from all sources for the previous calendar year, and the net worth (exclusive of home, home furnishings and personal automobiles) for each equity owner of the said entity:

The Purchaser hereby certifies that the information contained in this Questionnaire is complete and accurate and the Purchaser will notify the Issuer promptly of any change in any such information. If this Questionnaire is being completed on behalf of a corporation, partnership, trust or estate, the person executing on behalf of the Purchaser represents that it has the authority to execute and deliver this Questionnaire on behalf of such entity.

IN WITNESS WHEREOF, the undersigned has executed this Questionnaire as of the ___ day of _____, 2012.

If a Corporation, Partnership or Other Entity:

If an Individual:

_____
Print of Type Name of Entity

_____
Signature

_____
Signature of Authorized Signatory

_____
Print or Type Name

_____
Type of Entity

SCHEDULE 2C
TO THE SHARE EXCHANGE AGREEMENT
AMONG AWG INTERNATIONAL WATER CORPORATION, AWG INTERNATIONAL, INC. AND
THE SELLING SHAREHOLDERS AS SET OUT IN THE SHARE EXCHANGE AGREEMENT

NATIONAL INSTRUMENT 45-106 INVESTOR QUESTIONNAIRE

The purpose of this Questionnaire is to assure Pubco that the Selling Shareholders will meet certain requirements for the registration and prospectus exemptions provided for under National Instrument 45-106 ("NI 45-106"), in respect to the issuance of the Pubco Shares pursuant to the Transaction. Pubco will rely on the information contained in this Questionnaire for the purposes of such determination.

The undersigned Selling Shareholder covenants, represents and warrants to Pubco that:

1.   the Selling Shareholder is (check one or more of the following boxes):

   (a)   a director, executive officer, employee or control person of Pubco or an affiliate of Pubco   ☐

   (b)   a spouse, parent, grandparent, brother, sister or child of a director, executive officer or control person of Pubco or an affiliate of Pubco   ☐

   (c)   a parent, grandparent, brother, sister or child of the spouse of a director, executive officer or control person of Pubco or an affiliate of Pubco   ☐

   (d)   a close personal friend of a director, executive officer or control person of Pubco or an affiliate of Pubco   ☐

   (e)   a close business associate of a director, executive officer or control person of Pubco or an affiliate of Pubco   ☐

   (f)   a founder of Pubco or a spouse, parent, grandparent, brother, sister, child, close personal friend or close business associate of a founder of Pubco   ☐

   (g)   a parent, grandparent, brother, sister or child of the spouse of a founder of Pubco   ☐

   (h)   a company, partnership or other entity which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons or companies as described in paragraphs (a) to (g) above   ☐

   (i)   purchasing the Pubco Shares as principal with an aggregate value of more than CDN$150,000   ☐

   (j)   an accredited investor   ☐

2.   if the Selling Shareholder has checked one or more of boxes b, c, d, e, f, g or h in section 1 above, the director(s), executive officer(s), control person(s) or founder(s) of Pubco with whom the Selling Shareholder has the relationship is:

_____

_____

(Instructions to Selling Shareholder: fill in the name of each director, executive officer, founder and control person which you have the above-mentioned relationship with. If you have checked box h, also indicate which of a to g describes the securityholders or directors which qualify you as box h and provide the names of those individuals. Please attach a separate page if necessary).

3. If the Subscriber has ticked box j in section 1 above, the Selling Shareholders acknowledges and agrees that Pubco shall not consider the Selling Shareholder's request for Pubco Shares for acceptance unless the undersigned provides to Pubco:

    (i)   the information required in sections 4 and 5; and

    (ii) such other supporting documentation that Pubco or its legal counsel may request to establish the Selling Shareholder's qualification as an Accredited Investor;

4. the Selling Shareholder has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of the Transaction and the Selling Shareholder is able to bear the economic risk of loss arising from such Transaction;

5. the Selling Shareholder satisfies one or more of the categories of "accredited investor" (as that term is defined in NI 45-106) indicated below (please check the appropriate box):

    ☐   an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets (as defined in NI 45-106) having an aggregate realizable value that, before taxes, but net of any related liabilities, exceeds CDN$1,000,000;

    ☐   an individual whose net income before taxes exceeded CDN$200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CDN$300,000 in each of those years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

    ☐   an individual who, either alone or with a spouse, has net assets of at least CDN$5,000,000;

    ☐   an entity, other than an individual or investment fund, that has net assets of at least CDN$5,000,000 as shown on its most recently prepared financial statements;

    ☐   an entity registered under the securities legislation of a jurisdiction of Canada as an advisor or dealer, other than a person registered solely as a limited market dealer under one or both of the *Securities Act* (British Columbia) or the *Securities Act* (Newfoundland and Labrador), or any entity organized in a foreign jurisdiction that is analogous to any such person or entity; or

☐   an entity in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons or companies that are accredited investors.

The Selling Shareholder acknowledges and agrees that the Selling Shareholders may be required by Pubco to provide such additional documentation as may be reasonably required by Pubco and its legal counsel in determining the Selling Shareholder's eligibility to acquire the Pubco Shares under relevant securities legislation.

IN WITNESS WHEREOF, the undersigned has executed this Questionnaire as of the 29th day of June, 2012.

_____
Signature

_____
Print Name

_____
Title (if applicable)

SCHEDULE 3
TO THE SHARE EXCHANGE AGREEMENT
AMONG AWG INTERNATIONAL WATER CORPORATION, AWG INTERNATIONAL, INC. AND THE SELLING SHAREHOLDERS AS SET OUT IN THE SHARE EXCHANGE AGREEMENT

DIRECTORS AND OFFICERS OF PRIVECO

Directors:

Robert Perkinson
Keith White

Officers:

Robert Perkinson
Keith White

SCHEDULE 4
TO THE SHARE EXCHANGE AGREEMENT
AMONG AWG INTERNATIONAL WATER CORPORATION, AWG INTERNATIONAL, INC. AND THE SELLING SHAREHOLDERS AS SET OUT IN THE SHARE EXCHANGE AGREEMENT

DIRECTORS AND OFFICERS OF PUBCO

Directors:
Gary MacDonald
Jeff Lamberson

Officers:

Name	Office
Gary MacDonald	Chief Executive Officer
Jeff Lamberson	President, Chief Financial Officer, Principal Accounting Officer

SCHEDULE 5
TO THE SHARE EXCHANGE AGREEMENT
AMONG AWG INTERNATIONAL WATER CORPORATION, AWG INTERNATIONAL, INC. AND
THE SELLING SHAREHOLDERS AS SET OUT IN THE SHARE EXCHANGE AGREEMENT

PRIVECO INTELLECTUAL PROPERTY

1.   G2 Patent Assignment

2.   G3 Patent Assignment

3.   G4/5 Patent Application Assignment

4.   License B

5.   License H

SCHEDULE 6
TO THE SHARE EXCHANGE AGREEMENT
AMONG AWG INTERNATIONAL WATER CORPORATION, AWG INTERNATIONAL, INC. AND
THE SELLING SHAREHOLDERS AS SET OUT IN THE SHARE EXCHANGE AGREEMENT

PRIVECO MATERIAL CONTRACTS

1. Atmospheric Water Solutions/Ullman Distributorship Agreement (in formation)

2. Winston Holdings Distributorship Agreement

3. Greenwise/Joel Winterburn Consulting Agreement

4. Tom Angell Settlement and Release Agreement

SCHEDULE 7
TO THE SHARE EXCHANGE AGREEMENT
AMONG AWG INTERNATIONAL WATER CORPORATION, AWG INTERNATIONAL, INC. AND
THE SELLING SHAREHOLDERS AS SET OUT IN THE SHARE EXCHANGE AGREEMENT

EXCEPTIONS

Tax Matters

3.9(C)   PRIVECO has not filed any tax returns

4.14(b) PUBCO has not filed any U.S. tax returns since 2007

SCHEDULE 8

TO THE SHARE EXCHANGE AGREEMENT
AMONG AWG INTERNATIONAL WATER CORPORATION, AWG INTERNATIONAL, INC. AND
THE SELLING SHAREHOLDERS AS SET OUT IN THE SHARE EXCHANGE AGREEMENT

POWER OF ATTORNEY TO TRANSFER BONDS OR SHARES

          FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers unto AWG International Water Corp., _____ common shares standing in the name of the undersigned on the books of AWG International, Inc. (the "Company") represented by certificate no. _____ and hereby irrevocably constitutes and appoints the Company as the attorney of the undersigned to transfer the said shares on the books of the Company with full power of substitution in the premises.

          DATED at _____, this _____ day of _____, 2012.

Signed in the presence of:)
)
)
)
_____) _____.

Signature of transferor guaranteed by:

                                                *

_____

                        * Authorized Signature Number

NOTE: The signature to this assignment must correspond with the name as recorded on the certificate(s)/bond(s) in every particular without alteration or enlargement or any change whatever. This signature of the person executing this power must be guaranteed by a Bank or Trust Company or by a Member of the Toronto, Montreal or New York Stock Exchange.

Exhibit 3.2



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 4
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov

Filed in the office of	Document Number
signature	20100169066-71
	Filing Date and Time
Ross Miller	03/18/2010 9:45 AM
Secretary of State	Entity Number
State of Nevada	E0121822010-0

Articles of Incorporation
(PURSUANT TO NRS CHAPTER 78)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   **ABOVE SPACE IS FOR OFFICE USE ONLY**

1. Name of Corporation:	AWG INTERNATIONAL, INC.

2. Registered Agent for Service of Process: (check only one box)

☒ Commercial Registered Agent: CSC SERVICES OF NEVADA, INC.
                          Name

☐ Noncommercial Registered Agent   **OR**   ☐ Office or Position with Entity
    (name and address below)   (name and address below)

Name of Noncommercial Registered Agent   **OR**   Name of Title of Office or Other Position with Entity

		Nevada	
Street Address	City		Zip Code
		Nevada	
Mailing Address (if different from street address)	City		Zip Code

3. Authorized Stock: (number of shares corporation is authorized to issue)

Number of shares *with par value:*	100,000,000	Par value per share: $	.00001	Number of shares *without par value:*	

4. Names and Addresses of the Board of Directors/Trustees: (each Director/Trustee must be a natural person at least 18 years of age; attach additional page if more than two directors/trustees)

1) ROBERT PERKINSON
   Name

8563 ANSELL PLACE	West VANCOUVER BC	CA	V7W2W3
Street Address	City	State	Zip Code

2) KEITH WHITE
   Name

32952 DEWDNEY TRUNK RD	MISSION BC	CA	V2V6X6
Street Address	City	State	Zip Code

5. Purpose: (optional; see instructions)

The purpose of the corporation shall be:

6. Name, Address and Signature of Incorporator: (attach additional page if more than one incorporator)

CSC SERVICES OF NEVADA, INC.	X *signature*
Name	Incorporator Signature
502 EAST JOHN STREET	CARSON CITY	NV	89706
Address	City	State	Zip Code

7. Certificate of Acceptance of Appointment of Registered Agent:

I hereby accept appointment as Registered Agent for the above named Entity.

X *signature*   2/18/10

Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity   Date

This form must be accompanied by appropriate fees.

Nevada Secretary of State NRS 78 Articles
Revised: 4-10-09

Exhibit 3.3

BYLAWS

OF

AWG INTERNATIONAL, INC.

Originally adopted on March 18, 2010
Amendments are listed on page 2

AMENDMENTS

Article/Section	Effect of Amendment	Date of Amendment

BYLAWS
OF
AWG INTERNATIONAL, INC.

ARTICLE I
Offices

        The principal office of the corporation shall be located at its principal place of business or such other place as the Board of Directors (the "Board") may designate. The corporation may have such other offices, either within or without the State of Nevada, as the Board may designate or as the business of the corporation may require from time to time.

ARTICLE II
Shareholders

        2.1   Annual Meeting. The annual meeting of the shareholders shall be held each year on a date, at a time and at a location designated by the Board of Directors. In the absence of such designation, the annual meeting of the shareholders shall be held on the first business day of April of each year at 10:00 a.m. for the purpose of electing directors and officers and transacting such business as may properly come before the meeting. If the day fixed for the annual meeting is a legal holiday at the place of the meeting, the meeting shall be held on the next succeeding business day. If the annual meeting is not held on the date designated therefore, the Board shall cause the meeting to be held as soon thereafter as may be convenient.

        2.2   Special Meetings. The Chief Executive Officer, the President, the Board, or the holders of not less than one-fifth of all the outstanding shares of the corporation entitled to vote at the meeting may call special meetings of the shareholders for any purpose.

        2.3   Meetings by Telephone. Shareholders may participate in a meeting of the shareholders by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

        2.4   Place of Meeting. All meetings shall be held at the principal office of the corporation or at such other place within or without the State of Nevada designated by the Board, by any persons entitled to call a meeting or by a waiver of notice signed by all of the shareholders entitled to vote at the meeting.

        2.5   Notice of Meeting. The Chief Executive Officer, the President, the Secretary, the Board, or shareholders calling an annual or special meeting of shareholders as provided for herein, shall cause to be delivered to each shareholder entitled to notice of or to vote at the meeting either personally or by mail or facsimile transmission, not less than ten (10) nor more than sixty (60) days before the date of the meeting, written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called. At any time, upon written request of the holders of not less than one-fifth of all of the outstanding shares of the corporation entitled to vote at the meeting, it shall be the duty of the Secretary to give notice of a special meeting of shareholders to be held on such date and at such place and time as the Secretary may fix, not less than ten (10) nor more than thirty-five (35) days after receipt of said request, and if the Secretary shall neglect or refuse to issue such notice, the person making the request may do so and may fix the date for such meeting. If such notice is mailed, it shall be deemed delivered when deposited in the official government mail properly addressed to the shareholder at his or her address as it appears on the stock transfer books of the corporation with postage prepaid. If the notice is telegraphed, it shall be deemed delivered when the telegram is delivered to the telegraph company. If the notice is transmitted by facsimile, it shall be deemed delivered when received.

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the shareholders may transact any business which might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to vote at the meeting.

2.6   <u>Waiver of Notice</u>. Whenever any notice is required to be given to any shareholder under the provisions of these Bylaws, the Articles of Incorporation or the Nevada Revised Statutes, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance of a shareholder at a meeting shall constitute waiver of notice of such meeting, except when the shareholder attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

2.7   <u>Fixing of Record Date for Determining Shareholders</u>. For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose, the Board may fix in advance a date as the record date for any such determination. Such record date shall be not more than sixty (60) days, and in case of a meeting of shareholders, not less than ten (10) days prior to the date on which the particular action requiring such determination is to be taken. If no record date is fixed by the Board for the determination of shareholders entitled to notice of or to vote at a meeting, the close of business on the day next preceding the day on which the notice of meeting is mailed or on which the resolution of the Board declaring such dividend is adopted, as the case may be, shall be the record date and time for such determination. Such determination shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting. If no record date is fixed by the Board for the determination of shareholders entitled to receive payment of any dividend or other distribution or allotment of any rights, the record date for determining shareholders for such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

2.8   <u>Voting Record</u>. At least ten (10) days before each meeting of shareholders, a complete record of the shareholders entitled to vote at such meeting, or any adjournment thereof, shall be made, arranged in alphabetical order, with the address of and number of shares held by each shareholder. This record shall be kept on file at the registered office of the corporation for ten (10) days prior to such meeting and shall be kept open at such meeting for the inspection of any shareholder.

2.9   <u>Quorum</u>. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of the shareholders. If less than one hundred percent of the outstanding shares entitled to vote are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. If a quorum is present or represented at a reconvened meeting following such an adjournment, any business may be transacted that might have been transacted at the meeting as originally called.

2.10   Manner of Acting. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number is required by these Bylaws, the Articles of Incorporation or the Nevada Revised Statutes.

2.11   Proxies. A shareholder may vote by proxy executed in writing by the shareholder or by his or her attorney-in-fact. Such proxy shall be filed with the Secretary of the corporation before or at the time of the meeting. No proxy shall be voted or acted upon after the expiration of six (6) months from its date, unless the proxy provides for a longer period. A proxy with respect to a specified meeting shall entitle the holder thereof to vote at any reconvened meeting following adjournment of such meeting but shall not be valid after the final adjournment thereof.

2.12   Voting of Shares. Each outstanding share entitled to vote with respect to the subject matter of an issue submitted to a meeting of shareholders shall be entitled to one vote upon each such issue. The shareholders entitled to vote at such meeting shall be determined in accordance with the provisions of section 2.7 of these Bylaws, subject to the provisions of Nevada Revised Statutes (relating to voting rights of fiduciaries, pledgors and joint owners of stock and to voting trusts and other voting agreements).

2.13   Voting for Directors. Each shareholder entitled to vote at an election of directors may vote, in person or by proxy, the number of shares owned by such shareholder for as many persons as there are directors to be elected and for whose election such shareholder has a right to vote. If so provided in the corporation's Articles of Incorporation, each such shareholder may cumulate his or her votes by distributing among one or more candidates as many votes as are equal to the number of such directors multiplied by the number of his or her shares.

2.14   Advance Notice of Shareholder Nominations.   Nominations of persons for election to the Board of Directors of the corporation may be made at a meeting of shareholders by or at the direction of the Board of Directors or by any shareholder of the corporation entitled to vote in the election of directors at the meeting who complies with the notice procedures set forth in this Section. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the corporation. To be timely, a shareholder's notice shall be delivered to or mailed and received at the principal executive offices of the corporation not less than twenty (20) days nor more than sixty (60) days prior to the meeting; provided, however, that in the event less than thirty (30) days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made. Such shareholder's notice shall set forth (a) as to each person, if any, whom the shareholder proposes to nominate for election or re-election as a director: (i) the name, age, business address and residence address of such person, (ii) the principal occupation or employment of such person, (iii) the class and number of shares of the corporation which are beneficially owned by such person, (iv) any other information relating to such person that is required by law to be disclosed in solicitations of proxies for election of directors, and (v) such person's written consent to being named as a nominee and to serving as a director if elected; and (b) as to the shareholder giving the notice: (i) the name and address, as they appear on the corporation's books, of such shareholder, (ii) the class and number of shares of the corporation which are beneficially owned by such shareholder, and (iii) a description of all arrangements or understandings between such shareholder and each nominee and any other person or persons (naming such person or persons) relating to the nomination. At the request of the Board of Directors, any person nominated by the Board of Directors for election as a director shall furnish to the Secretary of the corporation that information required to be set forth in the shareholder's notice of nomination that pertains to the nominee. No person shall be eligible for election as a director of the corporation unless nominated in accordance with the procedures set forth in this Section. The Chairman of the meeting shall, if the facts warrant, determine and declare at the meeting that a nomination was not made in accordance with the procedures prescribed by these Bylaws, and if he should so determine, he shall so declare at the meeting and the defective nomination shall be disregarded.

2.15 <u>Advance Notice of Shareholder Business</u>. At the annual meeting of the shareholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business must be: (a) as specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors, (b) otherwise properly brought before the meeting by or at the direction of the Board of Directors, or (c) otherwise properly brought before the meeting by a shareholder. Business to be brought before the meeting by a shareholder shall not be considered properly brought if the shareholder has not given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice must be delivered to or mailed and received at the principal executive offices of the corporation not less than twenty (20) nor more than sixty (60) days prior to the meeting; <u>provided</u>, <u>however</u>, that in the event that less than thirty (30) days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A shareholder's notice to the Secretary shall set forth as to each matter the shareholder proposes to bring before the annual meeting: (i) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and address of the shareholder proposing such business, (iii) the class and number of shares of the corporation which are beneficially owned by the shareholder, (iv) any material interest of the shareholder in such business, and (v) any other information that is required by law to be provided by the shareholder in his capacity as proponent of a shareholder proposal. Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at any annual meeting except in accordance with the procedures set forth in this Section. The Chairman of the annual meeting shall, if the facts warrant, determine and declare at the meeting that business was not properly brought before the meeting and in accordance with the provisions of this Section, and, if he should so determine, he shall so declare at the meeting that any such business not properly brought before the meeting shall not be transacted.

2.16 <u>Action by Shareholders Without a Meeting</u>. Any action which could be taken at any annual or special meeting of the shareholders may be taken without a meeting and without prior notice, if a written consent setting forth the action so taken is signed by shareholders holding at least a majority of the voting power, except that if a different proportion of voting power is required for such an action at a meeting, then that proportion of written consents is required. Any such written consent may be received by the corporation by electronically transmitted facsimile or other form of wire or wireless communication providing the corporation with a complete copy thereof, including a copy of the signature thereto. Action taken pursuant to this section shall be effective as of the date the corporation receives writings describing and consenting to the action signed by shareholders entitled to vote with respect to the action holding the requisite number of votes, unless all of the writings specify another date as the effective date of the action, in which case such other date shall be the effective date of the action. Any such consent shall be inserted in the minute book of the corporation as if it were the minutes of a meeting of the shareholders.

ARTICLE III
Board of Directors

3.1 <u>General Powers</u>. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board, except as may be otherwise provided in these Bylaws, the Articles of Incorporation or the Nevada Revised Statutes.

3.2 <u>Number and Tenure</u>. The number of authorized directors shall be fixed from time to time by resolution of a majority of the Board of Directors, but in no event shall the number of directors be less than one (1) or more than nine (9). In case of a vacancy in the Board of Directors, the remaining directors, by majority vote, may elect a successor to hold office for the unexpired term of the director whose position is vacant, and until the election and qualification of a successor. No decrease in the number of directors shall have the effect of shortening the term of office of any incumbent director. Unless a director dies, resigns, or is removed, he or she shall hold office until such director's successor is elected and qualified. Directors need not be shareholders of the corporation or residents of the State of Nevada.

3.3 <u>Annual and Regular Meetings</u>. An annual Board meeting shall be held without notice immediately after and at the same place as the annual meeting of shareholders. A resolution of the Board, or any committee thereof, may specify the time and place either within or without the State of Nevada for holding regular meetings thereof without other notice than such resolution.

3.4 <u>Special Meetings</u>. Special meetings of the Board or any committee appointed by the Board may be called by or at the request of the Chairman of the Board, the Chief Executive Officer, the President, the Secretary, or any one director. The person or persons authorized to call special meetings may fix any place either within or without the State of Nevada as the place for holding any special Board meeting called by them.

3.5 <u>Meetings by Telephone</u>. Members of the Board or any committee designated by the Board may participate in a meeting of such Board or committee by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

3.6 <u>Notice of Special Meetings</u>. Written notice of a special Board or committee meeting stating the place, day and hour of the meeting shall be given to a director at his or her address shown on the records of the corporation. Neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice of such meeting.

3.6.1 <u>Personal Delivery</u>. If delivery is by personal service, the notice shall be effective if delivered at such address at least two (2) days before the meeting.

3.6.2 <u>Delivery by Mail</u>. If notice is delivered by mail, the notice shall be deemed effective if deposited in the official government mail properly addressed with postage pre-paid at least five (5) days before the meeting.

3.6.3   Delivery by Telex or Facsimile. If notice is delivered by telex or facsimile, the notice shall be deemed effective if sent and evidenced by transmission receipt or report at least three (3) days before the meeting.

3.7   Waiver of Notice.

3.7.1   In Writing. Whenever any notice is required to be given to any director under the provisions of these Bylaws, the Articles of Incorporation or the Nevada Revised Statutes, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in the waiver of notice of such meeting.

3.7.2   By Attendance. The attendance of a director at a Board or committee meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

3.8   Quorum. A majority of the directors shall constitute a quorum for the transaction of business at any Board meeting. A majority of the directors present may adjourn the meeting from time to time without further notice.

3.9   Manner of Acting. The act of the majority of the directors present at a Board or committee meeting at which there is a quorum shall be the act of the Board or of such committee, unless the vote of a greater number is required by these Bylaws, the Articles of Incorporation, or the Nevada Revised Statutes.

3.10   Presumption of Assent. A director of the corporation present at a Board or committee meeting at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his or her dissent is entered in the minutes of the meeting, or unless such director files a written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof, or forwards such dissent by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. A director who voted in favor of such action may not dissent.

3.11   Action by Board or Committees Without a Meeting. Any action which could be taken at a meeting of the Board or of any committee appointed by the Board may be taken without a meeting if a written consent setting forth the action so taken is signed by each of the directors or by each committee member. Any such written consent shall be inserted in the minute book as if it were the minutes of a Board or a committee meeting.

3.12   Resignation. Any director may resign at any time by delivering written notice to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary, or by giving oral notice at any meeting of the directors or shareholders. Any such resignation shall take effect at the time specified therein, or if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

3.13   Removal. At a meeting of shareholders called expressly for that purpose, one or more members of the Board (including the entire Board) may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote on the election of directors. If the Articles of Incorporation permit cumulative voting in the election of directors, and if less than the entire Board is to be removed, no one of the directors may be removed if the votes cast against his or her removal would be sufficient to elect such director if then cumulatively voted at an election of the entire Board.

3.14   Vacancies. Any vacancy occurring on the Board may be filled by the affirmative vote of all of the remaining directors though less than a quorum of the Board. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. Any directorship to be filled by reason of an increase in the number of directors may be filled by the Board for a term of office continuing only until the next election of directors by the shareholders.

3.15   Compensation. By Board resolution, directors may be paid their expenses, if any, of attendance at each Board meeting, or a fixed sum for attendance at each Board meeting, or a stated salary as a director, or a combination of the foregoing. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

ARTICLE IV
Officers

4.1   Number.   The officers of the corporation shall be a Chief Executive Officer, President and a Secretary, each of whom shall be elected by the Board. The Board may also elect a Vice President, a Chief Financial Officer, as well as other officers and assistant officers, including a Chairman of the Board as may be elected or appointed by the Board, such officers and assistant officers to hold office for such period, have such authority and perform such duties as are provided in these Bylaws or as may be provided by resolution of the Board. Any officer may be assigned by the Board any additional title that the Board deems appropriate. The Board may delegate to any officer or agent the power to appoint any such subordinate officers or agents and to prescribe their respective terms of office, authority and duties. Any two or more offices may be held by the same person.

4.2   Election and Term of Office.   The officers of the corporation shall be elected annually by the Board at the Board meeting held after the annual meeting of the shareholders. If the election of officers is not held at such meeting, such election shall be held as soon thereafter as a Board meeting conveniently may be held. Unless an officer dies, resigns, or is removed from office, he or she shall hold office until the next annual meeting of the Board or until his or her successor is elected.

4.3   Resignation. Any officer may resign at any time by delivering written notice to the Chairman of the Board, the Chief Executive Officer, the President, a Vice President, the Secretary or the Board, or by giving oral notice at any meeting of the Board. Any such resignation shall take effect at the time specified therein, or if the time is not specified, upon delivery thereof and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

4.4   Removal. Any officer or agent elected or appointed by the Board may be removed by the Board whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.5   Vacancies. A vacancy in any office created by the death, resignation, removal, disqualification, creation of a new office or any other cause may be filled by the Board for the unexpired portion of the term or for a new term established by the Board.

4.6   Chairman of the Board. The Chairman of the Board shall preside at all meetings of the shareholders and of the Board of Directors, shall act as liaison from and as spokesman for the Board of Directors, and shall have such other powers as the Board may determine. The Chairman of the Board shall possess power to sign all certificates, contracts and other instruments of the Corporation and shall perform all such other duties as are incident to the office of the Chairman of the Board or are properly required by the Board of Directors.

4.7   Chief Executive Officer. In the absence of the Chairman of the Board, the Chief Executive Officer shall have authority over the President and other officers and preside over meetings of the Board and shareholders and, subject to the Board's control, shall supervise and control all of the assets, business and affairs of the corporation. The Chief Executive Officer may sign certificates for shares of the corporation, deeds, mortgages, bonds, contracts, or other instruments, except when the signing and execution thereof have been expressly delegated by the Board or by these Bylaws to some other officer or agent of the corporation or are required by law to be otherwise signed or executed by some other officer or in some other manner. In general, the Chief Executive Officer shall perform all duties incident to the office of the Chief Executive Officer, and such other duties as are prescribed by the Board from time to time.

4.8   President. Subject to such supervisory powers, if any, as may be given by the Board of Directors to the Chief Executive Officer, the President shall have general supervision, direction, and control of the business and the officers of the corporation. In the absence of the Chief Executive Officer, the President shall preside over meetings of the Board and shareholders.   The President may sign certificates for shares of the corporation, deeds, mortgages, bonds, contracts, or other instruments, except when the signing and execution thereof have been expressly delegated by the Board or by these Bylaws to some other officer or agent of the corporation or are required by law to be otherwise signed or executed by some other officer or in some other manner. In general, the President shall perform all duties incident to the office of President, and such other duties as are prescribed by the Board from time to time.

4.9   Vice President. Except as otherwise provided herein, in the absence of the President or his inability to act, the senior Vice President shall act in his place and stead and shall have all the powers and authority of the President, except as limited by resolution of the Board of Directors. The Vice President shall have such other powers and perform such other duties as from time to time may be prescribed by the Board of Directors, these Bylaws, the President or the Chief Executive Officer.

4.10   Secretary. The Secretary shall: (a) keep the minutes of meetings of the shareholders and the Board in one or more books provided for that purpose; (b) see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; (c) be custodian of the corporate records of the corporation; (d) keep registers of the post office address of each shareholder and Director; (e) sign certificates for shares of the corporation; (f) have general charge of the stock transfer books of the corporation; (g) sign, with the Chief Executive Officer, the President, or other officer authorized by the Chief Executive Officer, the President or the Board, deeds, mortgages, bonds, contracts, or other instruments; and (h) in general, perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him or her by the Chief Executive Officer, the President or by the Board. In the absence of the Secretary, an Assistant Secretary may perform the duties of the Secretary.

4.11   Chief Financial Officer. The Chief Financial Officer shall keep and maintain, or cause to be kept and maintained, adequate and correct books and records of account of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursements, gains, losses, capital, retained earnings, and shares. The books of account shall at all reasonable times be open to inspection by any director. The Chief Financial Officer shall deposit all monies and other valuables in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. The Chief Financial Officer shall disburse the funds of the corporation as may be ordered by the Board of Directors, the Chief Executive Officer or the President, taking proper vouchers for such disbursements. He shall render to the Chief Executive Officer, the President and the Board of Directors at the regular meetings of the Board of Directors, or whenever they may request it, and to the shareholders at the annual meeting of the shareholders, an account of all his transactions as Chief Financial Officer and of the financial condition of the corporation.   If required by the Board of Directors, he shall give the corporation a bond for the faithful discharge of his duties in such amount and with such surety as the Board shall prescribe. The Chief Financial Officer shall have such other powers and perform such other duties as may be assigned to him by the Chief Executive Officer, the President or the Board of Directors.

4.12   Treasurer. The Treasurer (if there is one) shall, in the absence of the Chief Financial Officer or in the event of his or her inability to act, perform the duties and exercise the powers of the Chief Financial Officer, and shall perform such other duties and have such other powers as the Board of Directors or the shareholders may prescribe from time to time.

ARTICLE V
Contracts, Loans, Checks and Deposits

5.1   Contracts. The Board may authorize any officer or officers, or agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation. Such authority may be general or confined to specific instances.

5.2   Contracts with Directors and Officers. No contract or transaction between the corporation and one or more of its directors or officers, or between the corporation and any other corporation, partnership, association, or other organization in which one or more of its directors or officers, are directors or officers, or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee which authorizes the contract or transaction, or solely because any such director's or officer's votes are counted for such purpose if:

(a)   The material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or

(b)   The material facts as to the director's or officer's relationship or interest and as to the contract or transaction are disclosed or are known to the shareholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the shareholders; or

(c)   The contract or transaction is fair as to the corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.

5.3   Loans. No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the Board. Such authority may be general or confined to specific instances. No loans shall be made by the corporation secured by its shares.

5.4   Loans to Officers and Directors. No loans shall be made by the corporation to its officers or directors, unless first approved by the holders of at least two-thirds of the outstanding shares.

5.5   Checks, Drafts, etc. All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation shall be signed by such officer or officers, or agent or agents, of the corporation and in such manner as is from time to time determined by resolution of the Board.

5.6   Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositories as the Board may select.

ARTICLE VI
Certificates for Shares and Their Transfer

6.1   Issuance of Shares. No shares of the corporation shall be issued unless authorized by the Board, which authorization shall include the maximum number of shares to be issued and the consideration to be received for each share.

6.2   Certificates for Shares. Certificates representing shares of the corporation shall be signed by the Chief Executive Officer or the President and the Secretary, and shall include on their face written notice of any restrictions which may be imposed on the transferability of such shares. All certificates shall be consecutively numbered or otherwise identified.

6.3   Stock Records. The stock transfer books shall be kept at the registered office or principal place of business of the corporation or at the office of the corporation's transfer agent or registrar. The name and address of the person to whom the shares represented thereby are issued, together with the class, number of shares and date of issue, shall be entered on the stock transfer books of the corporation. The person in whose name shares stand on the books of the corporation shall be deemed by the corporation to be the owner thereof for all purposes.

6.4   Restrictions on Transfer. Except to the extent that the corporation has obtained an opinion of counsel acceptable to the corporation that transfer restrictions are not required under applicable securities laws, all certificates representing shares of the corporation shall bear the following legend on the face of the certificate or on the reverse of the certificate if the reference to the legend is contained on the face:

> The securities evidenced by this Certificate have not been registered under the Securities Act of 1933 or any applicable state law, and no interest therein may be sold, distributed, assigned, offered, pledged or otherwise transferred unless (a) there is an effective registration statement under such Act and applicable state securities laws covering any such transaction involving said securities or (b) this corporation receives an opinion of legal counsel for the holder of these securities (concurred in by legal counsel for this corporation) stating that such transaction is exempt from registration or (c) this corporation otherwise satisfies itself that such transaction is exempt from registration.

6.5   Transfer of Shares. The transfer of shares of the corporation shall be made only on the stock transfer books of the corporation pursuant to authorization or document of transfer made by the holder of record thereof or by his or her legal representative, who shall furnish proper evidence of authority to transfer, or by his or her attorney-in-fact authorized by power of attorney duly executed and filed with the Secretary of the corporation.   All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former certificates for a like number of shares shall have been surrendered and canceled.

6.6   Lost or Destroyed Certificates. In the case of a lost, destroyed or mutilated certificate, a new certificate may be issued therefor upon such terms and indemnity to the corporation as the Board may prescribe.

ARTICLE VII
Books and Records

The corporation shall keep correct and complete books and records of account, stock transfer books, minutes of the proceedings of its shareholders and Board and such other records as may be necessary or advisable.

ARTICLE VIII
Accounting Year

The accounting year of the corporation shall be the calendar year, provided that if a different accounting year is at any time selected for purposes of federal income taxes, the accounting year shall be the year so selected.

ARTICLE IX
Seal

The corporation may adopt a corporate seal which seal shall be in such for and bear such inscription as may be adopted by resolution of the Board.

ARTICLE X
Indemnification

10.1 Power to Indemnify. The Corporation shall have the following powers:

10.1.1 Power to Indemnify. The Corporation may indemnify and hold harmless to the full extent permitted by applicable law each person who was or is made a party to or is threatened to be made a party to or is involved (including, without limitation, as a witness) in any actual or threatened action, suit or other proceeding, whether civil, criminal, administrative or investigative, by reason of that fact that he or she is or was a director, officer, employee or agent of the Corporation or, being or having been such a director, officer, employee or agent, he or she is or was serving at the request of the Corporation as a director, officer, employee, agent, trustee, or in any other capacity of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or omission in an official capacity or in any other capacity while serving as a director, officer, employee, agent, trustee or in any other capacity, against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts to be paid in settlement) actually or reasonably incurred or suffered by such person in connection therewith. Such indemnification may continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation and shall inure to the benefit of his or her heirs and personal representatives.

10.1.2 Power to Pay Expenses in Advance of Final Disposition. The Corporation may pay expenses incurred in defending any such proceeding in advance of the final disposition of any such proceeding; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made to or on behalf of a director, officer, employee or agent only upon delivery to the Corporation of an undertaking, by or on behalf of such director, officer, employee or agent, to repay all amounts so advanced if it shall ultimately be determined that such director, officer, employee or agent is not entitled to be indemnified under this Article or otherwise, which undertaking may be unsecured and may be accepted without reference to financial ability to make repayment.

10.1.3 Power to Enter Into Contracts. The Corporation may enter into contracts with any person who is or was a director, officer, employee and agent of the Corporation in furtherance of the provisions of this Article and may create a trust fund, grant a security interest in property of the Corporation, or use other means (including, without limitation, a letter of credit) to ensure the payment of such amounts as may be necessary to effect indemnification as provided in this Article.

10.1.4 Expansion of Powers. If the Nevada Revised Statutes is amended in the future to expand or increase the power of the Corporation to indemnify, to pay expenses in advance of final disposition, to enter into contracts, or to expand or increase any similar or related power, then, without any further requirement of action by the shareholders or directors of this Corporation, the powers described in this Article shall be expanded and increased to the fullest extent permitted by the Nevada Revised Statutes, as so amended.

10.1.5 Limitation on Powers. No indemnification shall be provided under this Article to any such person if the Corporation is prohibited by the nonexclusive provisions of the Nevada Revised Statutes or other applicable law as then in effect from paying such indemnification. For example, no indemnification shall be provided to any director in respect of any proceeding, whether or not involving action in his or her official capacity, in which he or she shall have been finally adjudged to be liable on the basis of intentional misconduct or knowing violation of law by the director, or from conduct of the director in violation of NRS 78.138 or NRS 78.139, or that the director personally received a benefit in money, property or services to which the director was not legally entitled.

10.2   Indemnification of Directors, Officers, Employees and Agents.

10.2.1 Directors and Officers. The Corporation shall indemnify and hold harmless any person who is or was a director or officer of this Corporation, and pay expenses in advance of final disposition of a proceeding, to the full extent to which the Corporation is empowered.

10.2.2 Employees and Agents. The Corporation may, by action of its Board of Directors from time to time, indemnify and hold harmless any person who is or was an employee or agent of the Corporation, and pay expenses in advance of final disposition of a proceeding, to the full extent to which the Corporation is empowered, or to any lesser extent which the Board of Directors may determine.

10.2.3 Character of Rights. The rights to indemnification and payment of expenses in advance of final disposition of a proceeding conferred by or pursuant to this Article shall be contract rights.

10.2.4 Enforcement.   A director, officer, employee or agent ("claimant") shall be presumed to be entitled to indemnification and/or payment of expenses under this Article upon submission of a written claim (and, in an action brought to enforce a claim for expenses incurred in defending any proceeding in advance of its final disposition, where the undertaking in subsection 9.1.2 above has been delivered to the Corporation) and thereafter the Corporation shall have the burden of proof to overcome the presumption that the claimant is so entitled.

If a claim under this Article is not paid in full by the Corporation within sixty (60) days after a written claim has been received by the Corporation, except in the case of a claim for expenses incurred in defending a proceeding in advance of its final disposition, in which case the applicable period shall be twenty (20) days, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, to the extent successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. Neither the failure of the Corporation (including its board of directors, its shareholders or independent legal counsel) to have made a determination prior to the commencement of such action that indemnification of or reimbursement or advancement of expenses to the claimant is proper in the circumstances nor an actual determination by the Corporation (including its board of directors, its shareholders or independent legal counsel) that the claimant is not entitled to indemnification or to the reimbursement or advancement of expenses shall be a defense to the action or create a presumption that the claimant is not so entitled.

10.2.5 Rights Not Exclusive. The right to indemnification and payment of expenses in advance of final disposition of a proceeding conferred in this Article shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the articles of incorporation, bylaws, agreement, vote of shareholders or disinterested directors or otherwise.

10.3   Insurance.   The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee, agent or trustee of the Corporation or another Corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Nevada Revised Statutes.

10.4 Survival of Benefits. Any repeal or modification of this Article shall not adversely affect any right of any person existing at the time of such repeal or modification.

10.5 Severability. If any provision of this Article or any application thereof shall be invalid, unenforceable or contrary to applicable law, the remainder of this Article, or the application of such provision to persons or circumstances other than those as to which it is held invalid, unenforceable or contrary to applicable law, shall not be affected thereby and shall continue in full force and effect.

10.6 Applicable Law. For purposes of this Article, "applicable law" shall at all times be construed as the applicable law in effect at the date indemnification may be sought, or the law in effect at the date of the action, omission or other event giving rise to the situation for which indemnification may be sought, whichever is selected by the person seeking indemnification. As of the date hereof, applicable law shall include the Nevada Revised Statutes, as amended.

ARTICLE XI
Amendments

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted by the Board. The shareholders may also alter, amend and repeal these Bylaws or adopt new Bylaws. All Bylaws made by the Board may be amended, repealed, altered or modified by the shareholders.

The foregoing Bylaws were adopted by the Board of Directors of the corporation on March 18, 2010.

AWG INTERNATIONAL, INC.

_____

By: Keith White
Its: Chief Executive Officer

Exhibit 10.19

AWG INTERNATIONAL WATER CORPORATION
2012 STOCK OPTION PLAN

This 2012 Stock Grant and Option Plan (the "Plan") provides for the grant of options to acquire common shares (the "Common Shares") in the capital of AWG INTERNATIONAL WATER CORPORATION, a corporation formed under the laws of the State of Nevada (the "Corporation"). Stock options granted under this Plan that qualify under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") are referred to in this Plan as "Incentive Stock Options" and stock options that do not qualify under Section 422 of the Code are referred to as "Non-Qualified Stock Options". Incentive Stock Options and Non-Qualified Stock Options granted under this Plan are collectively referred to as "Options".

1.   PURPOSE

1.1   The purpose of this Plan is to retain the services of valued key employees and consultants of the Corporation and such other persons as the Plan Administrator shall select in accordance with Section 3 below, and to encourage such persons to acquire a greater proprietary interest in the Corporation, thereby strengthening their incentive to achieve the objectives of the shareholders of the Corporation, and to serve as an aid and inducement in the hiring of new employees and to provide an equity incentive to consultants and other persons selected by the Plan Administrator.

1.2   This Plan shall at all times be subject to all legal requirements relating to the administration of stock option plans, if any, under applicable corporate laws, applicable United States federal and state securities laws, the Code, the rules of any applicable stock exchange or stock quotation system, and the rules of any foreign jurisdiction applicable to Options granted to residents therein (collectively, the "Applicable Laws").

2.   ADMINISTRATION

2.1   This Plan shall be administered initially by the Board of Directors of the Corporation (the "Board"), except that the Board may, in its discretion, establish a committee composed of one (1) or more members of the Board or one (1) or more other persons to administer the Plan, which committee (the "Committee") may be an executive, compensation or other committee, including a separate committee especially created for this purpose. The Board or, if applicable, the Committee is referred to herein as the "Plan Administrator".

2.2   If and so long as the Common Stock is registered under Section 12(b) or 12(g) of the *Securities Exchange Act* of 1934, as amended (the "Exchange Act") and the Corporation wishes to grant Incentive Stock Options, then the Board shall consider in selecting the Plan Administrator and the membership of any Committee, with respect to any persons subject or likely to become subject to Section 16 of the Exchange Act, the provisions regarding (a) "outside directors" as contemplated by Section 162(m) of the Code, and (b) "Non-Employee Directors" as contemplated by Rule 16b-3 under the Exchange Act.

2.3   The Committee shall have the powers and authority vested in the Board hereunder (including the power and authority to interpret any provision of the Plan or of any Option). The members of any such Committee shall serve at the pleasure of the Board. A majority of the members of the Committee shall constitute a quorum, and all actions of the Committee shall be taken by a majority of the members present. Any action may be taken by a written instrument signed by all of the members of the Committee and any action so taken shall be fully effective as if it had been taken at a meeting.

2.4   Subject to the provisions of this Plan and any Applicable Laws, and with a view to effecting the purpose of the Plan, the Plan Administrator shall have sole authority, in its absolute discretion, to:

(a)   construe and interpret this Plan;

(b)   define the terms used in the Plan;

(c)   prescribe, amend and rescind the rules and regulations relating to this Plan;

(d)   correct any defect, supply any omission or reconcile any inconsistency in this Plan;

(e)   grant Options under this Plan;

(f)   determine the individuals to whom Options shall be granted under this Plan and whether the Option is granted as an Incentive Stock Option or a Non-Qualified Stock Option;

(g)   determine the time or times at which Options shall be granted under this Plan;

(h)   determine the number of Common Shares subject to each Option, the exercise price of each Option, the duration of each Option and the times at which each Option shall become exercisable;

(i)   determine all other terms and conditions of the Options; and

(j)   make all other determinations and interpretations necessary and advisable for the administration of the Plan.

2.5   All decisions, determinations and interpretations made by the Plan Administrator shall be binding and conclusive on all participants in the Plan and on their legal representatives, heirs and beneficiaries.

3.   **ELIGIBILITY**

3.1   Incentive Stock Options may be granted to any individual who, at the time the Option is granted, is an employee of the Corporation or any Related Corporation (as defined below) ("Employees").

3.2   Non-Qualified Stock Options may be granted to Employees and to such other persons who are not Employees as the Plan Administrator shall select, subject to any Applicable Laws.

3.3   Options may be granted in substitution for outstanding Options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization between such other corporation and the Corporation or any subsidiary of the Corporation. Options also may be granted in exchange for outstanding Options.

3.4   Any person to whom an Option is granted under this Plan is referred to as an "Optionee". Any person who is the owner of an Option is referred to as a "Holder".

3.5   As used in this Plan, the term "Related Corporation" shall mean any corporation (other than the Corporation) that is a "Parent Corporation" of the Corporation or "Subsidiary Corporation" of the Corporation, as those terms are defined in Sections 424(e) and 424(f), respectively, of the Code (or any successor provisions) and the regulations thereunder (as amended from time to time).

4.   <u>STOCK</u>

4.1   The Plan Administrator is authorized to grant Options to acquire up to a total of 42,500,000 Common Shares. The number of Common Shares with respect to which Options may be granted hereunder is subject to adjustment as set forth in Section 5.1(m) hereof. In the event that any outstanding Option expires or is terminated for any reason, the Common Shares allocable to the unexercised portion of such Option may again be subject to an Option granted to the same Optionee or to a different person eligible under Section 3 of this Plan; provided however, that any cancelled Options will be counted against the maximum number of shares with respect to which Options may be granted to any particular person as set forth in Section 3 hereof.

5.   <u>TERMS AND CONDITIONS OF OPTIONS</u>

5.1   Each Option granted under this Plan shall be evidenced by a written agreement approved by the Plan Administrator (each, an "Agreement"). Agreements may contain such provisions, not inconsistent with this Plan or any Applicable Laws, as the Plan Administrator in its discretion may deem advisable. All Options also shall comply with the following requirements:

(a)   Number of Shares and Type of Option

Each Agreement shall state the number of Common Shares to which it pertains and whether the Option is intended to be an Incentive Stock Option or a Non-Qualified Stock Option; *provided that*:

(i)   the number of Common Shares that may be reserved pursuant to the exercise of Options granted to any person shall not exceed 5% of the issued and outstanding Common Shares of the Corporation;

(ii)   in the absence of action to the contrary by the Plan Administrator in connection with the grant of an Option, all Options shall be Non-Qualified Stock Options;

(iii)   the aggregate fair market value (determined at the Date of Grant, as defined below) of the Common Shares with respect to which Incentive Stock

Options are exercisable for the first time by the Optionee during any calendar year (granted under this Plan and all other Incentive Stock Option plans of the Corporation, a Related Corporation or a predecessor corporation) shall not exceed U.S.$100,000, or such other limit as may be prescribed by the Code as it may be amended from time to time (the "Annual Limit"); and

(iv)   any portion of an Option which exceeds the Annual Limit shall not be void but rather shall be a Non-Qualified Stock Option.

(b)   Date of Grant

Each Agreement shall state the date the Plan Administrator has deemed to be the effective date of the Option for purposes of this Plan (the "Date of Grant").

(c)   Option Price

Each Agreement shall state the price per Common Share at which it is exercisable. The Plan Administrator shall act in good faith to establish the exercise price in accordance with Applicable Laws; *provided* that:

(i)   the per share exercise price for an Incentive Stock Option or any Option granted to a "covered employee" as such term is defined for purposes of Section 162(m) of the Code shall not be less than the fair market value per Common Share at the Date of Grant as determined by the Plan Administrator in good faith;

(ii)   with respect to Incentive Stock Options granted to greater-than-ten percent (>10%) shareholders of the Corporation (as determined with reference to Section 424(d) of the Code), the exercise price per share shall not be less than one hundred ten percent (110%) of the fair market value per Common Share at the Date of Grant as determined by the Plan Administrator in good faith; and

(iii)   Options granted in substitution for outstanding options of another corporation in connection with the merger, consolidation, acquisition of property or stock or other reorganization involving such other corporation and the Corporation or any subsidiary of the Corporation may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to any adjustment consistent with the terms of the transaction pursuant to which the substitution is to occur.

(d)   Duration of Options

At the time of the grant of the Option, the Plan Administrator shall designate, subject to Section 5.1(g) below, the expiration date of the Option, which date shall not be later than five (5) years from the Date of Grant. In the absence of action to the contrary by the Plan Administrator in connection with the grant of a particular Option, and except in the case of Incentive Stock Options as described above, all Options granted under this Section 5 shall expire five (5) years from the Date of Grant.

(e) Vesting Schedule

No Option shall be exercisable until it has vested. The vesting schedule for each Option shall be specified by the Plan Administrator at the time of grant of the Option prior to the provision of services with respect to which such Option is granted.

The Plan Administrator may specify a vesting schedule for all or any portion of an Option based on the achievement of performance objectives established in advance of the commencement by the Optionee of services related to the achievement of the performance objectives. Performance objectives shall be expressed in terms of objective criteria, including but not limited to, one or more of the following: return on equity, return on assets, share price, market share, sales, earnings per share, costs, net earnings, net worth, inventories, cash and cash equivalents, gross margin or the Corporation's performance relative to its internal business plan. Performance objectives may be in respect of the performance of the Corporation as a whole (whether on a consolidated or unconsolidated basis), a Related Corporation, or a subdivision, operating unit, product or product line of either of the foregoing. Performance objectives may be absolute or relative and may be expressed in terms of a progression or a range. An Option that is exercisable (in full or in part) upon the achievement of one or more performance objectives may be exercised only following written notice to the Optionee and the Corporation by the Plan Administrator that the performance objective has been achieved.

(f) Acceleration of Vesting

The vesting of one or more outstanding Options may be accelerated by the Plan Administrator at such times and in such amounts as it shall determine in its sole discretion.

(g) Term of Option

(i) Vested Options shall terminate, to the extent not previously exercised, upon the occurrence of the first of the following events:

A. the expiration of the Option, as designated by the Plan Administrator in accordance with Section 5.1(d) above;

B. the date of an Optionee's termination of employment or contractual relationship with the Corporation or any Related Corporation for cause (as determined by the Plan Administrator, acting reasonably);

C. the expiration of three (3) months from the date of an Optionee's termination of employment or contractual relationship with the Corporation or any Related Corporation for any reason whatsoever other than cause, death or Disability (as defined below) unless, in the case of a Non-Qualified Stock Option, the exercise period is extended by the Plan Administrator until a date not later than the expiration date of the Option; or

D.   the expiration of one year (1) from termination of an Optionee's employment or contractual relationship by reason of death or Disability (as defined below) unless, in the case of a Non-Qualified Stock Option, the exercise period is extended by the Plan Administrator until a date not later than the expiration date of the Option.

(ii)   Notwithstanding Section 5.1(g)(i) above, any vested Options which have been granted to the Optionee in the Optionee's capacity as a director of the Corporation or any Related Corporation shall terminate upon the occurrence of the first of the following events:

A.   the event specified in Section 5.1(g)(i)A above;

B.   the event specified in Section 5.1(g)(i)D above; and

C.   the expiration of three (3) months from the date the Optionee ceases to serve as a director of the Corporation or Related Corporation, as the case may be unless, in the case of a Non-Qualified Stock Option, the exercise period is extended by the Plan Administrator until a date not later than the expiration date of the Option.

(iii)   Upon the death of an Optionee, any vested Options held by the Optionee shall be exercisable only by the person or persons to whom such Optionee's rights under such Option shall pass by the Optionee's will or by the laws of descent and distribution of the Optionee's domicile at the time of death and only until such Options terminate as provided above.

(iv)   For purposes of the Plan, unless otherwise defined in the Agreement, "Disability" shall mean medically determinable physical or mental impairment which has lasted or can be expected to last for a continuous period of not less than twelve (12) months or that can be expected to result in death. The Plan Administrator shall determine whether an Optionee has incurred a Disability on the basis of medical evidence acceptable to the Plan Administrator. Upon making a determination of Disability, the Plan Administrator shall, for purposes of the Plan, determine the date of an Optionee's termination of employment or contractual relationship.

(v)   Unless accelerated in accordance with Section 5.1(f) above, unvested Options shall terminate immediately upon termination of employment of the Optionee by the Corporation for any reason whatsoever, including death or Disability.

(vi)   For purposes of this Plan, transfer of employment between or among the Corporation and/or any Related Corporation shall not be deemed to constitute a termination of employment with the Corporation or any Related Corporation. Employment shall be deemed to continue while the Optionee is on military leave, sick leave or other *bona fide* leave of absence (as determined by the Plan Administrator). The foregoing notwithstanding, employment shall not be deemed to continue beyond the first ninety (90) days of such leave, unless the Optionee's re-employment rights are guaranteed by statute or by contract.

(h)   Exercise of Options

(i)   Options shall be exercisable, in full or in part, at any time after vesting, until termination. If less than all of the Common Shares included in the vested portion of any Option are purchased, the remainder may be purchased at any subsequent time prior to the expiration of the Option term. Only whole Common Shares may be issued pursuant to an Option, and to the extent that an Option covers less than one (1) share, it is unexercisable.

(ii)   Options or portions thereof may be exercised by giving written notice to the Corporation, which notice shall specify the number of Common Shares to be purchased, and be accompanied by payment in the amount of the aggregate exercise price for the Common Shares so purchased, which payment shall be in the form specified in Section 5.1(i) below. The Corporation shall not be obligated to issue, transfer or deliver a certificate representing Common Shares to the Holder of any Option, until provision has been made by the Holder, to the satisfaction of the Corporation, for the payment of the aggregate exercise price for all Common Shares for which the Option shall have been exercised and for satisfaction of any tax withholding obligations associated with such exercise. During the lifetime of an Optionee, Options are exercisable only by the Optionee.

(i)   Payment upon Exercise of Option

Upon the exercise of any Option, the aggregate exercise price shall be paid to the Corporation in cash or by certified or cashier's check. In addition, if pre-approved in writing by the Plan Administrator who may arbitrarily withhold consent, the Holder may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

(i)   by delivering a properly executed exercise notice together with irrevocable instructions to a broker promptly to sell or margin a sufficient portion of the Common Shares and deliver directly to the Corporation the amount of sale or margin loan proceeds to pay the exercise price; or

(ii)   by complying with any other payment mechanism approved by the Plan Administrator at the time of exercise.

(j)   No Rights as a Shareholder

A Holder shall have no rights as a shareholder of the Corporation with respect to any Common Shares covered by an Option until such Holder becomes a record holder of such Common Shares, irrespective of whether such Holder has given notice of exercise. Subject to the provisions of Section 5.1(m) hereof, no rights shall accrue to a Holder and no adjustments shall be made on account of dividends (ordinary or extraordinary, whether in cash, securities or other property) or distributions or other rights declared on, or created in, the Common Shares for which the record date is prior to the date the Holder becomes a record holder of the Common Shares covered by the Option, irrespective of whether such Holder has given notice of exercise.

(k)   Non-transferability of Options

Options granted under this Plan and the rights and privileges conferred by this Plan may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will, by applicable laws of descent and distribution, and shall not be subject to execution, attachment or similar process. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of any Option or of any right or privilege conferred by this Plan contrary to the provisions hereof, or upon the sale, levy or any attachment or similar process upon the rights and privileges conferred by this Plan, such Option shall thereupon terminate and become null and void.

(l)   Securities Regulation and Tax Withholding

(i)   Common Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such Common Shares shall comply with all Applicable Laws, and such issuance shall be further subject to the approval of counsel for the Corporation with respect to such compliance, including the availability of an exemption from prospectus and registration requirements for the issuance and sale of such Common Shares. The inability of the Corporation to obtain from any regulatory body the authority deemed by the Corporation to be necessary for the lawful issuance and sale of any Common Shares under this Plan, or the unavailability of an exemption from prospectus and registration requirements for the issuance and sale of any Common Shares under this Plan, shall relieve the Corporation of any liability with respect to the non-issuance or sale of such Common Shares.

(ii)   As a condition to the exercise of an Option, the Plan Administrator may require the Holder to represent and warrant in writing at the time of such exercise that the Common Shares are being purchased only for investment and without any then-present intention to sell or distribute such Common Shares. If necessary under Applicable Laws, the Plan Administrator may cause a stop-transfer order against such Common Shares to be placed on the stock books and records of the Corporation, and a legend indicating that the

Common Shares may not be pledged, sold or otherwise transferred unless an opinion of counsel is provided stating that such transfer is not in violation of any Applicable Laws, may be stamped on the certificates representing such Common Shares in order to assure an exemption from registration. The Plan Administrator also may require such other documentation as may from time to time be necessary to comply with applicable securities laws. THE CORPORATION HAS NO OBLIGATION TO UNDERTAKE REGISTRATION OF OPTIONS OR THE COMMON SHARES ISSUABLE UPON THE EXERCISE OF OPTIONS.

(iii)   The Holder shall pay to the Corporation by certified or cashier's check, promptly upon exercise of an Option or, if later, the date that the amount of such obligations becomes determinable, all applicable federal, state, local and foreign withholding taxes that the Plan Administrator, in its discretion, determines to result upon exercise of an Option or from a transfer or other disposition of Common Shares acquired upon exercise of an Option or otherwise related to an Option or Common Shares acquired in connection with an Option. Upon approval of the Plan Administrator, a Holder may satisfy such obligation by complying with one or more of the following alternatives selected by the Plan Administrator:

A.   by delivering to the Corporation Common Shares previously held by such Holder or by the Corporation withholding Common Shares otherwise deliverable pursuant to the exercise of the Option, which Common Shares received or withheld shall have a fair market value at the date of exercise (as determined by the Plan Administrator) equal to any withholding tax obligations arising as a result of such exercise, transfer or other disposition; or

B.   by complying with any other payment mechanism approved by the Plan Administrator from time to time.

(iv)   The issuance, transfer or delivery of certificates representing Common Shares pursuant to the exercise of Options may be delayed, at the discretion of the Plan Administrator, until the Plan Administrator is satisfied that the applicable requirements of all Applicable Laws and the withholding provisions of the Code have been met and that the Holder has paid or otherwise satisfied any withholding tax obligation as described in Section 5.1(l)(iii) above.

(m)   Adjustments Upon Changes In Capitalization

(i)   The aggregate number and class of shares for which Options may be granted under this Plan, the number and class of shares covered by each outstanding Option, and the exercise price per share thereof (but not the total price), and each such Option, shall all be proportionately adjusted for any increase or decrease in the number of issued Common Shares of the Corporation resulting from:

A.   a subdivision or consolidation of Common Shares or any like capital adjustment, or

B.   the issuance of any Common Shares, or securities exchangeable for or convertible into Common Shares, to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend (other than the issue of Common Shares, or securities exchangeable for or convertible into Common Shares, to holders of Common Shares pursuant to their exercise of options to receive dividends in the form of Common Shares, or securities convertible into Common Shares, in lieu of dividends paid in the ordinary course on the Common Shares).

(ii)   Except as provided in Section 5.1(m)(iii) hereof, upon a merger (other than a merger of the Corporation in which the holders of Common Shares immediately prior to the merger have the same proportionate ownership of common shares in the surviving corporation immediately after the merger), consolidation, acquisition of property or stock, separation, reorganization (other than a mere re-incorporation or the creation of a holding Corporation) or liquidation of the Corporation, as a result of which the shareholders of the Corporation, receive cash, shares or other property in exchange for or in connection with their Common Shares, any Option granted hereunder shall terminate, but the Holder shall have the right to exercise such Holder's Option immediately prior to any such merger, consolidation, acquisition of property or shares, separation, reorganization or liquidation, and to be treated as a shareholder of record for the purposes thereof, to the extent the vesting requirements set forth in the Option agreement have been satisfied.

(iii)   If the shareholders of the Corporation receive shares in the capital of another corporation ("Exchange Shares") in exchange for their Common Shares in any transaction involving a merger (other than a merger of the Corporation in which the holders of Common Shares immediately prior to the merger have the same proportionate ownership of Common Shares in the surviving corporation immediately after the merger), consolidation, acquisition of property or shares, separation or reorganization (other than a mere re-incorporation or the creation of a holding Corporation), all Options granted hereunder shall be converted into options to purchase Exchange Shares unless the Corporation and the corporation issuing the Exchange Shares, in their sole discretion, determine that any or all such Options granted hereunder shall not be converted into options to purchase Exchange Shares but instead shall terminate in accordance with, and subject to the Holder's right to exercise the Holder's Options pursuant to, the provisions of Section 5.1(m)(ii). The amount and price of converted options shall be determined by adjusting the amount and price of the Options granted hereunder in the same proportion as used for determining the number of Exchange Shares the holders of the Common Shares receive in such merger, consolidation, acquisition or property or stock, separation or reorganization. Unless accelerated by the Board, the vesting schedule set forth in the option agreement shall continue to apply to the options granted for the Exchange Shares.

(iv) In the event of any adjustment in the number of Common Shares covered by any Option, any fractional shares resulting from such adjustment shall be disregarded and each such Option shall cover only the number of full shares resulting from such adjustment.

(v) All adjustments pursuant to Section 5.1(m) shall be made by the Plan Administrator, and its determination as to what adjustments shall be made, and the extent thereof, shall be final, binding and conclusive.

(vi) The grant of an Option shall not affect in any way the right or power of the Corporation to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, to merge, consolidate or dissolve, to liquidate or to sell or transfer all or any part of its business or assets.

6. EFFECTIVE DATE; AMENDMENT; SHAREHOLDER APPROVAL

6.1 Options may be granted by the Plan Administrator from time to time on or after the date on which this Plan is adopted by the Board (the "Effective Date").

6.2 Unless sooner terminated by the Board, this Plan shall terminate on the tenth anniversary of the Effective Date. No Option may be granted after such termination or during any suspension of this Plan.

6.3 Any Incentive Stock Options granted by the Plan Administrator prior to the ratification of this Plan by the shareholders of the Corporation shall be granted subject to approval of this Plan by the holders of a majority of the Corporation's outstanding voting shares, passed without meeting pursuant to Section 78.320 of the Nevada Revised Statutes or by voting either in person or by proxy at a duly held shareholders' meeting within twelve (12) months before or after the Effective Date. If such shareholder approval is sought and not obtained, all Incentive Stock Options granted prior thereto and thereafter shall be considered Non-Qualified Stock Options and any Options granted to Covered Employees will not be eligible for the exclusion set forth in Section 162(m) of the Code with respect to the deductibility by the Corporation of certain compensation.

7. NO OBLIGATIONS TO EXERCISE OPTION

7.1 The grant of an Option shall impose no obligation upon the Optionee to exercise such Option.

8.   <u>**NO RIGHT TO OPTIONS OR TO EMPLOYMENT**</u>

8.1   Whether or not any Options are to be granted under this Plan shall be exclusively within the discretion of the Plan Administrator, and nothing contained in this Plan shall be construed as giving any person any right to participate under this Plan. The grant of an Option shall in no way constitute any form of agreement or understanding binding on the Corporation or any Related Corporation, express or implied, that the Corporation or any Related Corporation will employ or contract with an Optionee for any length of time, nor shall it interfere in any way with the Corporation's or, where applicable, a Related Corporation's right to terminate Optionee's employment at any time, which right is hereby reserved.

9.   <u>**APPLICATION OF FUNDS**</u>

9.1   The proceeds received by the Corporation from the sale of Common Shares issued upon the exercise of Options shall be used for general corporate purposes, unless otherwise directed by the Board.

10.   <u>**INDEMNIFICATION OF PLAN ADMINISTRATOR**</u>

10.1   In addition to all other rights of indemnification they may have as members of the Board, members of the Plan Administrator shall be indemnified by the Corporation for all reasonable expenses and liabilities of any type or nature, including attorneys' fees, incurred in connection with any action, suit or proceeding to which they or any of them are a party by reason of, or in connection with, this Plan or any Option granted under this Plan, and against all amounts paid by them in settlement thereof (provided that such settlement is approved by independent legal counsel selected by the Corporation), except to the extent that such expenses relate to matters for which it is adjudged that such Plan Administrator member is liable for willful misconduct; provided, that within fifteen (15) days after the institution of any such action, suit or proceeding, the Plan Administrator member involved therein shall, in writing, notify the Corporation of such action, suit or proceeding, so that the Corporation may have the opportunity to make appropriate arrangements to prosecute or defend the same.

11.   <u>**AMENDMENT OF PLAN**</u>

11.1   The Plan Administrator may, at any time, modify, amend or terminate this Plan or modify or amend Options granted under this Plan, including, without limitation, such modifications or amendments as are necessary to maintain compliance with the Applicable Laws. The Plan Administrator may condition the effectiveness of any such amendment on the receipt of shareholder approval at such time and in such manner as the Plan Administrator may consider necessary for the Corporation to comply with or to avail the Corporation and/or the Optionees of the benefits of any securities, tax, market listing or other administrative or regulatory requirements.

Effective Date: June 29, 2012   By the Board of Directors

_____

Jeff Lamberson

Exhibit 10.20

STOCK OPTION AGREEMENT

AWG INTERNATIONAL WATER CORPORATION

THIS AGREEMENT is entered into as of the 10th day of July, 2012 (the "Date of Grant")

BETWEEN:

AWG INTERNATIONAL WATER CORPORATION, a Nevada corporation located at 7721 East Trent Ave., Spokane Valley, WA 99212.

(the "Company")

AND: Jeff Mitchell

(the "Optionee")

WHEREAS:

A.   The Board of Directors of the Company (the "Board") has approved and adopted the 2012 Stock Option Plan (the "Plan"), pursuant to which the Board is authorized to grant to employees and other selected persons stock options to purchase common shares of the Company (the "Common Stock");

B.   The Plan provides for the granting of stock options that either (i) are intended to qualify as "Incentive Stock Options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) do not qualify under Section 422 of the Code ("Non-Qualified Stock Options"); and

C.   The Board has authorized the grant to the Optionee of options to purchase a total of **14,947,000** shares of Common Stock (the "Options"), which Options are intended to be (select one):

    [ ]   Incentive Stock Options;
    [ ]   Non Qualified Stock Options

NOW THEREFORE, the Company agrees to offer to the Optionee the option to purchase, upon the terms and conditions set forth herein and in the Plan, 14,947,000 shares of Common Stock. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Plan.

1.   Exercise Price. The exercise price of the options shall be the market closing price (or the closing bid, if no sales are reported) of the Company's Common Stock on the date of the grant.

2.   <u>Limitation on the Number of Shares.</u> If the Options granted hereby are Incentive Stock Options, the number of shares which may be acquired upon exercise thereof is subject to the limitations set forth in Section 5.1 of the Plan.

3.   <u>Vesting Schedule.</u> The Options shall vest in accordance with Exhibit A.

4.   <u>Options not Transferable.</u> The Options may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will, by applicable laws of descent and distribution or, in the case of a Non-Qualified Stock Option, pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment or similar process; *provided, however*, that if the Options represent a Non-Qualified Stock Option, such Option is transferable without payment of consideration to immediate family members of the Optionee or to trusts or partnerships established exclusively for the benefit of the Optionee and Optionee's immediate family members. Upon any attempt to transfer, pledge, hypothecate or otherwise dispose of any Option or of any right or privilege conferred by the Plan contrary to the provisions thereof, or upon the sale, levy or attachment or similar process upon the rights and privileges conferred by the Plan, such Option shall thereupon terminate and become null and void.

5.   <u>Investment Intent.</u> By accepting the Options, the Optionee represents and agrees that none of the shares of Common Stock purchased upon exercise of the Options will be distributed in violation of applicable federal and state laws and regulations. In addition, the Company may require, as a condition of exercising the Options, that the Optionee execute an undertaking, in such a form as the Company shall reasonably specify, that the Stock is being purchased only for investment and without any then-present intention to sell or distribute such shares.

6.   <u>Termination of Employment and Options.</u> Vested Options shall terminate, to the extent not previously exercised, upon the occurrence of the events in subparagraph a, b, c or d:

> (a)   <u>Expiration.</u> Ten (10) years from the Date of Grant.
>
> (b)   <u>Termination for Cause.</u> The date of the first discovery by the Company of any reason for the termination of an Optionee's employment or contractual relationship with the Company or any related company for cause (as determined in the sole discretion of the Plan Administrator), and, if an Optionee's employment is suspended pending any investigation by the Company as to whether the Optionee's employment should be terminated for cause, the Optionee's rights under this Agreement and the Plan shall likewise be suspended during the period of any such investigation.
>
> (c)   <u>Termination Due to Death or Disability.</u> The expiration of one (1) year from the date of the death of the Optionee or cessation of an Optionee's employment or contractual relationship by reason of disability (as defined in Section 5.1(g) of the Plan). If an Optionee's employment or contractual relationship is terminated by death, any Option held by the Optionee shall be exercisable only by the person or persons to whom such Optionee's rights under such Option shall pass by the Optionee's will or by the laws of descent and distribution.

(d)   <u>Termination for Any Reason Other Than Cause, Death or Disability</u>. The expiration of three (3) months from the date of an Optionee's termination of employment or contractual relationship with the Company or any Related Corporation for any reason whatsoever other than termination of service as a director, cause, death or Disability (as defined in Section 5.1(g) of the Plan).

(e)   <u>Termination for Any Other Reason</u>. Upon non-voluntary termination except for cause, 50% of the unvested shares shall vest immediately.

Each unvested Option granted pursuant hereto shall terminate immediately upon termination of the Optionee's employment or contractual relationship with the Company for any reason whatsoever, including Disability unless vesting is accelerated in accordance with Section 5.1(f) of the Plan.

<u>Change in Control</u>. Upon Change of Control of the Company, 100% of the unvested shares shall vest immediately. For the purpose of this Agreement, a "Change of Control" means the occurrence of any of the following:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"). For purposes of this paragraph (a) the following acquisitions by a Person will not constitute a Change of Control: (i) any acquisition directly from the Company; (ii) any acquisition by the Company; (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of paragraph (c) of this paragraph 7.

(b) The individuals who, as of the date hereof, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors. Any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, is approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered a member of the Incumbent Board as of the date hereof, but any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Incumbent Board will not be deemed a member of the Incumbent Board as of the date hereof.

(c) The consummation of a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), unless following such Business Combination: (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination.

(d) The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

7.   Stock. In the case of any stock split, stock dividend or like change in the nature of shares of Stock covered by this Agreement, the number of shares and exercise price shall be proportionately adjusted as set forth in Section 5.1(m) of the Plan.

8.   Exercise of Option. Options shall be exercisable, in full or in part, at any time after vesting, until termination; *provided, however,* that any Optionee who is subject to the reporting and liability provisions of Section 16 of the *Securities Exchange Act* of 1934 with respect to the Common Stock shall be precluded from selling or transferring any Common Stock or other security underlying an Option during the six (6) months immediately following the grant of that Option. If less than all of the shares included in the vested portion of any Option are purchased, the remainder may be purchased at any subsequent time prior to the expiration of the Option term. No portion of any Option for less than fifty (50) shares (as adjusted pursuant to Section 5.1(m) of the Plan) may be exercised; provided, that if the vested portion of any Option is less than fifty (50) shares, it may be exercised with respect to all shares for which it is vested. Only whole shares may be issued pursuant to an Option, and to the extent that an Option covers less than one (1) share, it is unexercisable.

Each exercise of the Option shall be by means of delivery of a notice of election to exercise (which may be in the form attached hereto as Exhibit B) to the President of the Company at its principal executive office, specifying the number of shares of Common Stock to be purchased and accompanied by payment in cash by certified check or cashier's check in the amount of the full exercise price for the Common Stock to be purchased. In addition to payment in cash by certified check or cashier's check, an Optionee or transferee of an Option may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

(a)   by delivering to the Company shares of Common Stock previously held by such person, duly endorsed for transfer to the Company, or by the Company withholding shares of Common Stock otherwise deliverable pursuant to exercise of the Option, which shares of Common Stock received or withheld shall have a fair market value at the date of exercise (as determined by the Plan Administrator) equal to the aggregate purchase price to be paid by the Optionee upon such exercise; or

(b)   by complying with any other payment mechanism approved by the Plan Administrator at the time of exercise.

It is a condition precedent to the issuance of shares of Common Stock that the Optionee execute and/or deliver to the Company all documents and withholding taxes required in accordance with Section 5.1 of the Plan.

9.   Holding period for Incentive Stock Options. In order to obtain the tax treatment provided for Incentive Stock Options by Section 422 of the Code, the shares of Common Stock received upon exercising any Incentive Stock Options received pursuant to this Agreement must be sold, if at all, after a date which is later of two (2) years from the date of this agreement is entered into or one (1) year from the date upon which the Options are exercised. The Optionee agrees to report sales of shares prior to the above determined date to the Company within one (1) business day after such sale is concluded. The Optionee also agrees to pay to the Company, within five (5) business days after such sale is concluded, the amount necessary for the Company to satisfy its withholding requirement required by the Code in the manner specified in Section 5.1(l) of the Plan. Nothing in this Section 9 is intended as a representation that Common Stock may be sold without registration under state and federal securities laws or an exemption therefrom or that such registration or exemption will be available at any specified time.

10.   Resale restrictions may apply. Any resale of the shares of Common Stock received upon exercising any Options will be subject to resale restrictions contained in the securities legislation applicable to the Optionee. The Optionee acknowledges and agrees that the Optionee is solely responsible (and the Company is not in any way responsible) for compliance with applicable resale restrictions.

11.   Subject to 2012 Stock Option Plan. The terms of the Options are subject to the provisions of the Plan, as the same may from time to time be amended, and any inconsistencies between this Agreement and the Plan, as the same may be from time to time amended, shall be governed by the provisions of the Plan, a copy of which has been delivered to the Optionee, and which is available for inspection at the principal offices of the Company.

12.   <u>Professional Advice.</u> The acceptance of the Options and the sale of Common Stock issued pursuant to the exercise of Options may have consequences under federal and state tax and securities laws which may vary depending upon the individual circumstances of the Optionee. Accordingly, the Optionee acknowledges that he or she has been advised to consult his or her personal legal and tax advisor in connection with this Agreement and his or her dealings with respect to Options. Without limiting other matters to be considered with the assistance of the Optionee's professional advisors, the Optionee should consider: (a) whether upon the exercise of Options, the Optionee will file an election with the Internal Revenue Service pursuant to Section 83(b) of the Code and the implications of alternative minimum tax pursuant to the Code; (b) the merits and risks of an investment in the underlying shares of Common Stock; and (c) any resale restrictions that might apply under applicable securities laws.

13.   <u>No Employment Relationship.</u> Whether or not any Options are to be granted under this Plan shall be exclusively within the discretion of the Plan Administrator, and nothing contained in this Plan shall be construed as giving any person any right to participate under this Plan. The grant of an Option shall in no way constitute any form of agreement or understanding binding on the Company or any Related Company, express or implied, that the Company or any Related Company will employ or contract with an Optionee, for any length of time, nor shall it interfere in any way with the Company's or, where applicable, a Related Company's right to terminate Optionee's employment at any time, which right is hereby reserved.

14.   <u>Entire Agreement.</u> This Agreement is the only agreement between the Optionee and the Company with respect to the Options, and this Agreement and the Plan supersede all prior and contemporaneous oral and written statements and representations and contain the entire agreement between the parties with respect to the Options.

15.   <u>Notices.</u> Any notice required or permitted to be made or given hereunder shall be mailed or delivered personally to the addresses set forth below, or as changed from time to time by written notice to the other:

The Company:

AWG International Water Corporation
7721 East Trent Ave.
Spokane Valley, WA 99212
Attention: President

The Optionee: Jeff Mitchell

AWG INTERNATIONAL WATER CORPORATION

/s/ Jeff Lamberson

Per:

Jeff Lamberson

/s/ Jeff Mitchel

Jeff Mitchell

EXHIBIT A

<u>TERMS OF THE OPTION</u>

Name of the Optionee: **Jeff Mitchell**

Date of Grant: **July 10, 2012**

Designation: Incentive/Non-Qualified Stock Options

1.   Number of Options granted: 14,947,000 stock options

2.   Purchase Price: $0.18 per share – Established as the market closing price (or the closing bid, if no sales are reported) of the Company's Common Stock on the date of the grant.

3.   Vesting Dates: 25% vest on the 12 month anniversary of the grant date

                                           6.25% vest quarterly thereafter

4.   Expiration Date: Ten (10) years from date of grant

EXHIBIT B

To:

AWG INTERNATIONAL WATER CORPORATION
7721 East Trent Ave.
Spokane Valley, WA 99212

    Attention: President

Notice of Election to Exercise

This Notice of Election to Exercise shall constitute proper notice pursuant to Section 5.1(h) of AWG International Water Corporation (the "Company") 2012 Stock Option Plan (the "Plan") and Section 8 of that certain Stock Option Agreement (the "Agreement") dated as of the _____ day of _____, 20___, between the Company and the undersigned.

The undersigned hereby elects to exercise Optionee's option to purchase _____ shares of the common stock of the Company at a price of US$_____ per share, for aggregate consideration of US$_____, on the terms and conditions set forth in the Agreement and the Plan. Such aggregate consideration, in the form specified in Section 8 of the Agreement, accompanies this notice.

The Optionee hereby directs the Company to issue, register and deliver the certificates representing the shares as follows:

Registration Information:	Delivery Instructions:
Name to appear on certificates	Name
Address	Address
	Telephone Number

DATED at _____, the _____ day of _____, 20____.

_____
(Name of Optionee – Please type or print)

_____
(Signature and, if applicable, Office)

_____
(Address of Optionee)

_____
(City, State, and Zip Code of Optionee)

Exhibit 10.21

STOCK OPTION AGREEMENT

AWG INTERNATIONAL WATER CORPORATION

THIS AGREEMENT is entered into as of the 10th day of July, 2012 (the "Date of Grant")

BETWEEN:

AWG INTERNATIONAL WATER CORPORATION, a Nevada corporation located at 7721 East Trent Ave., Spokane Valley, WA 99212.

(the "Company")

AND: Jeff Stockdale

(the "Optionee")

WHEREAS:

A.   The Board of Directors of the Company (the "Board") has approved and adopted the 2012 Stock Option Plan (the "Plan"), pursuant to which the Board is authorized to grant to employees and other selected persons stock options to purchase common shares of the Company (the "Common Stock");

B.   The Plan provides for the granting of stock options that either (i) are intended to qualify as "Incentive Stock Options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), or (ii) do not qualify under Section 422 of the Code ("Non-Qualified Stock Options"); and

C.   The Board has authorized the grant to the Optionee of options to purchase a total of **13,742,000** shares of Common Stock (the "Options"), which Options are intended to be (select one):

[ ]   Incentive Stock Options;
[ ]   Non Qualified Stock Options

NOW THEREFORE, the Company agrees to offer to the Optionee the option to purchase, upon the terms and conditions set forth herein and in the Plan, 13,742,000 shares of Common Stock. Capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Plan.

1.   Exercise Price. The exercise price of the options shall be the market closing price (or the closing bid, if no sales are reported) of the Company's Common Stock on the date of the grant.

2.   Limitation on the Number of Shares. If the Options granted hereby are Incentive Stock Options, the number of shares which may be acquired upon exercise thereof is subject to the limitations set forth in Section 5.1 of the Plan.

3.   <u>Vesting Schedule.</u> The Options shall vest in accordance with Exhibit A.

4.   <u>Options not Transferable.</u> The Options may not be transferred, assigned, pledged or hypothecated in any manner (whether by operation of law or otherwise) other than by will, by applicable laws of descent and distribution or, in the case of a Non-Qualified Stock Option, pursuant to a qualified domestic relations order, and shall not be subject to execution, attachment or similar process; *provided, however*, that if the Options represent a Non-Qualified Stock Option, such Option is transferable without payment of consideration to immediate family members of the Optionee or to trusts or partnerships established exclusively for the benefit of the Optionee and Optionee's immediate family members. Upon any attempt to transfer, pledge, hypothecate or otherwise dispose of any Option or of any right or privilege conferred by the Plan contrary to the provisions thereof, or upon the sale, levy or attachment or similar process upon the rights and privileges conferred by the Plan, such Option shall thereupon terminate and become null and void.

5.   <u>Investment Intent.</u> By accepting the Options, the Optionee represents and agrees that none of the shares of Common Stock purchased upon exercise of the Options will be distributed in violation of applicable federal and state laws and regulations. In addition, the Company may require, as a condition of exercising the Options, that the Optionee execute an undertaking, in such a form as the Company shall reasonably specify, that the Stock is being purchased only for investment and without any then-present intention to sell or distribute such shares.

6.   <u>Termination of Employment and Options.</u> Vested Options shall terminate, to the extent not previously exercised, upon the occurrence of the events in subparagraph a, b, c or d:

     (a)   <u>Expiration.</u> Ten (10) years from the Date of Grant.

     (b)   <u>Termination for Cause.</u> The date of the first discovery by the Company of any reason for the termination of an Optionee's employment or contractual relationship with the Company or any related company for cause (as determined in the sole discretion of the Plan Administrator), and, if an Optionee's employment is suspended pending any investigation by the Company as to whether the Optionee's employment should be terminated for cause, the Optionee's rights under this Agreement and the Plan shall likewise be suspended during the period of any such investigation.

     (c)   <u>Termination Due to Death or Disability.</u> The expiration of one (1) year from the date of the death of the Optionee or cessation of an Optionee's employment or contractual relationship by reason of disability (as defined in Section 5.1(g) of the Plan). If an Optionee's employment or contractual relationship is terminated by death, any Option held by the Optionee shall be exercisable only by the person or persons to whom such Optionee's rights under such Option shall pass by the Optionee's will or by the laws of descent and distribution.

     (d)   <u>Termination for Any Reason Other Than Cause, Death or Disability.</u> The expiration of three (3) months from the date of an Optionee's termination of employment or contractual relationship with the Company or any Related

Corporation for any reason whatsoever other than termination of service as a director, cause, death or Disability (as defined in Section 5.1(g) of the Plan).

(e)   Termination for Any Other Reason. Upon non-voluntary termination except for cause, 50% of the unvested shares shall vest immediately.

Each unvested Option granted pursuant hereto shall terminate immediately upon termination of the Optionee's employment or contractual relationship with the Company for any reason whatsoever, including Disability unless vesting is accelerated in accordance with Section 5.1(f) of the Plan.

Change in Control. Upon Change of Control of the Company, 100% of the unvested shares shall vest immediately.   For the purpose of this Agreement, a "Change of Control" means the occurrence of any of the following:

(a) The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (i) the then outstanding shares of common stock of the Company (the "Outstanding Company Common Stock") or (ii) the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors (the "Outstanding Company Voting Securities"). For purposes of this paragraph (a) the following acquisitions by a Person will not constitute a Change of Control: (i) any acquisition directly from the Company; (ii) any acquisition by the Company; (iii) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any corporation controlled by the Company; or (iv) any acquisition by any corporation pursuant to a transaction which complies with clauses (i), (ii) and (iii) of paragraph (c) of this paragraph 7.

(b) The individuals who, as of the date hereof, constitute the Board of Directors (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors. Any individual becoming a director subsequent to the date hereof whose election, or nomination for election by the Company's shareholders, is approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered a member of the Incumbent Board as of the date hereof, but any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Incumbent Board will not be deemed a member of the Incumbent Board as of the date hereof.

(c) The consummation of a reorganization, merger, consolidation or sale or other disposition of all or substantially all of the assets of the Company (a "Business Combination"), unless following such Business Combination: (i) all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the

Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 60% of, respectively, the then outstanding shares of common stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such Business Combination (including, without limitation, a corporation which as a result of such transaction owns the Company or all or substantially all of the Company's assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership, immediately prior to such Business Combination of the Outstanding Company Common Stock and Outstanding Company Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 20% or more of, respectively, the then outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then outstanding voting securities of such corporation except to the extent that such ownership existed prior to the Business Combination and (iii) at least a majority of the members of the board of directors of the corporation resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement, or of the action of the Board, providing for such Business Combination.

(d) The approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

7.   Stock. In the case of any stock split, stock dividend or like change in the nature of shares of Stock covered by this Agreement, the number of shares and exercise price shall be proportionately adjusted as set forth in Section 5.1(m) of the Plan.

8.   Exercise of Option. Options shall be exercisable, in full or in part, at any time after vesting, until termination; *provided, however,* that any Optionee who is subject to the reporting and liability provisions of Section 16 of the *Securities Exchange Act* of 1934 with respect to the Common Stock shall be precluded from selling or transferring any Common Stock or other security underlying an Option during the six (6) months immediately following the grant of that Option. If less than all of the shares included in the vested portion of any Option are purchased, the remainder may be purchased at any subsequent time prior to the expiration of the Option term. No portion of any Option for less than fifty (50) shares (as adjusted pursuant to Section 5.1(m) of the Plan) may be exercised; provided, that if the vested portion of any Option is less than fifty (50) shares, it may be exercised with respect to all shares for which it is vested. Only whole shares may be issued pursuant to an Option, and to the extent that an Option covers less than one (1) share, it is unexercisable.

Each exercise of the Option shall be by means of delivery of a notice of election to exercise (which may be in the form attached hereto as Exhibit B) to the President of the Company at its principal executive office, specifying the number of shares of Common Stock to be purchased and accompanied by payment in cash by certified check or cashier's check in the amount of the full exercise price for the Common Stock to be purchased. In addition to payment in cash by certified check or cashier's check, an Optionee or transferee of an Option may pay for all or any portion of the aggregate exercise price by complying with one or more of the following alternatives:

(a)   by delivering to the Company shares of Common Stock previously held by such person, duly endorsed for transfer to the Company, or by the Company withholding shares of Common Stock otherwise deliverable pursuant to exercise of the Option, which shares of Common Stock received or withheld shall have a fair market value at the date of exercise (as determined by the Plan Administrator) equal to the aggregate purchase price to be paid by the Optionee upon such exercise; or

(b)   by complying with any other payment mechanism approved by the Plan Administrator at the time of exercise.

It is a condition precedent to the issuance of shares of Common Stock that the Optionee execute and/or deliver to the Company all documents and withholding taxes required in accordance with Section 5.1 of the Plan.

9.   Holding period for Incentive Stock Options. In order to obtain the tax treatment provided for Incentive Stock Options by Section 422 of the Code, the shares of Common Stock received upon exercising any Incentive Stock Options received pursuant to this Agreement must be sold, if at all, after a date which is later of two (2) years from the date of this agreement is entered into or one (1) year from the date upon which the Options are exercised. The Optionee agrees to report sales of shares prior to the above determined date to the Company within one (1) business day after such sale is concluded. The Optionee also agrees to pay to the Company, within five (5) business days after such sale is concluded, the amount necessary for the Company to satisfy its withholding requirement required by the Code in the manner specified in Section 5.1(l) of the Plan. Nothing in this Section 9 is intended as a representation that Common Stock may be sold without registration under state and federal securities laws or an exemption therefrom or that such registration or exemption will be available at any specified time.

10.   Resale restrictions may apply. Any resale of the shares of Common Stock received upon exercising any Options will be subject to resale restrictions contained in the securities legislation applicable to the Optionee. The Optionee acknowledges and agrees that the Optionee is solely responsible (and the Company is not in any way responsible) for compliance with applicable resale restrictions.

11.   Subject to 2012 Stock Option Plan. The terms of the Options are subject to the provisions of the Plan, as the same may from time to time be amended, and any inconsistencies between this Agreement and the Plan, as the same may be from time to time amended, shall be governed by the provisions of the Plan, a copy of which has been delivered to the Optionee, and which is available for inspection at the principal offices of the Company.

12.   Professional Advice. The acceptance of the Options and the sale of Common Stock issued pursuant to the exercise of Options may have consequences under federal and state tax and securities laws which may vary depending upon the individual circumstances of the Optionee. Accordingly, the Optionee acknowledges that he or she has been advised to consult

his or her personal legal and tax advisor in connection with this Agreement and his or her dealings with respect to Options. Without limiting other matters to be considered with the assistance of the Optionee's professional advisors, the Optionee should consider: (a) whether upon the exercise of Options, the Optionee will file an election with the Internal Revenue Service pursuant to Section 83(b) of the Code and the implications of alternative minimum tax pursuant to the Code; (b) the merits and risks of an investment in the underlying shares of Common Stock; and (c) any resale restrictions that might apply under applicable securities laws.

13.   No Employment Relationship. Whether or not any Options are to be granted under this Plan shall be exclusively within the discretion of the Plan Administrator, and nothing contained in this Plan shall be construed as giving any person any right to participate under this Plan. The grant of an Option shall in no way constitute any form of agreement or understanding binding on the Company or any Related Company, express or implied, that the Company or any Related Company will employ or contract with an Optionee, for any length of time, nor shall it interfere in any way with the Company's or, where applicable, a Related Company's right to terminate Optionee's employment at any time, which right is hereby reserved.

14.   Entire Agreement. This Agreement is the only agreement between the Optionee and the Company with respect to the Options, and this Agreement and the Plan supersede all prior and contemporaneous oral and written statements and representations and contain the entire agreement between the parties with respect to the Options.

15.   Notices. Any notice required or permitted to be made or given hereunder shall be mailed or delivered personally to the addresses set forth below, or as changed from time to time by written notice to the other:

The Company:

AWG International Water Corporation
7721 East Trent Ave.
Spokane Valley, WA 99212
Attention: President

The Optionee: Jeff Stockdale

AWG INTERNATIONAL WATER CORPORATION

/s/ Jeff Lamberson

Per: _____

Jeff Lamberson

/s/ Jeff Stockdale

_____

Jeff Stockdale

EXHIBIT A

<u>TERMS OF THE OPTION</u>

Name of the Optionee: **Jeff Stockdale**

Date of Grant: **July 10, 2012**

Designation: Incentive/Non-Qualified Stock Options

1.   Number of Options granted: 13,742,000 stock options

2.   Purchase Price: $0.18 per share – Established as the market closing price (or
the closing bid, if no sales are reported) of the
Company's Common Stock on the date of the grant.

3.   Vesting Dates: 25% vest on the 12 month anniversary of the grant date

6.25% vest quarterly thereafter

4.   Expiration Date: Ten (10) years from date of grant

EXHIBIT B

To:

AWG INTERNATIONAL WATER CORPORATION
7721 East Trent Ave.
Spokane Valley, WA 99212

     Attention: President

<u>**Notice of Election to Exercise**</u>

This Notice of Election to Exercise shall constitute proper notice pursuant to Section 5.1(h) of AWG International Water Corporation (the "Company") 2012 Stock Option Plan (the "Plan") and Section 8 of that certain Stock Option Agreement (the "Agreement") dated as of the _____ day of _____, 20___, between the Company and the undersigned.

The undersigned hereby elects to exercise Optionee's option to purchase _____ shares of the common stock of the Company at a price of US$_____ per share, for aggregate consideration of US$_____, on the terms and conditions set forth in the Agreement and the Plan. Such aggregate consideration, in the form specified in Section 8 of the Agreement, accompanies this notice.

The Optionee hereby directs the Company to issue, register and deliver the certificates representing the shares as follows:

Registration Information:	Delivery Instructions:
Name to appear on certificates	Name
Address	Address
	Telephone Number

DATED at _____, the _____ day of _____, 20___.

_____

(Name of Optionee – Please type or print)

_____

 (Signature and, if applicable, Office)

_____

 (Address of Optionee)

_____

 (City, State, and Zip Code of Optionee)

Exhibit 10.22

TERMINATION OF SECURITY AGREEMENT

This Termination of Security Agreement (this "*Agreement*") dated as of June 25, 2012, is made by and among COGHLAN FAMILY CORPORATION., a Washington corporation ("*CFC or Secured Party*"), and AWG INTERNATIONAL WATER CORPORATION, fka MIP SOLUTIONS, INC. (" *Debtor or AWGI*"), a Nevada corporation, collectively, (the "Parties").

W I T N E S S E T H:

WHEREAS, Secured Party and Debtor entered into a Security Agreement dated September 29, 2011 as a part of a lending transaction evidenced by a promissory note and a security agreement, and

WHEREAS, as a condition of Debtor closing the acquisition of AWG International, Inc., a Nevada corporation, under the terms and conditions of a Share Exchange Agreement, the Parties agree to terminate the Security Agreement.

NOW, THEREFORE, in consideration of the premises and further valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.   Termination of Security Agreement.   The Security Agreement between the Parties will be terminated simultaneously with the closing of the Share Exchange Agreement between AWGI and AWG International, Inc. After closing, the Security Agreement will be terminated.   If the Exchange Agreement is rescinded or terminated at any time in the future, the Security Agreement will become enforceable once again, so long as the Promissory Note remains Debtor's obligation.

2.   No Effect on Promissory Note.   The termination of the Security Agreement will not affect any of the provisions of the Promissory Note between the Parties dated September 29, 2011.

AWG INTERNATIONAL WATER CORPORATION   COGHLAN FAMILY CORPORATION

_____   _____
By: Jeff Lamberson   By: John Coghlan
Title: President   Title: President

Exhibit 21

List of Subsidiaries

1.   AWG International, Inc., a Nevada corporation

Exhibit 99.1

AWG International, Inc.

(A Development Stage Company)
Financial Statements
Years ended December 31, 2011 and 2010

 MARTINELLI MICK PLLC

218 North Bernard
Spokane, WA 99201

To the Board of Directors and Shareholders
AWG International, Inc.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying balance sheet of AWG International, Inc. (a development stage company) as of December 31, 2011 and 2010, and the related statements of operations, shareholders' equity and deficit and cash flows for the periods ended December 31, 2011 and for the period from March 18, 2010 (inception) to December 31, 2011. AWG International, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AWG International, Inc. as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the periods then ended and for the period from March 18, 2010 (inception) to December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2, the Company has incurred an operating deficit since its inception, is in the development stage and has generated no operating revenue. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

MartinelliMick PLLC

MartinelliMick PLLC
Spokane, Washington
June 29, 2012

AWG INTERNATIONAL, INC.
(A Development Stage Company)
Balance Sheets
As at December 31, 2011 and 2010

	2011	2010
ASSETS		
Current assets		
Cash	$ 439	$ 177,961
Deposit on product (Note 4)	108,448	-
Inventory (Note 5)	15,419	1,440
Notes receivable (Note 6)	30,317	7,441
Interest receivable (Note 6)	2,923	-
Total current assets	157,546	186,842
Other assets		
Technology acquisition (Note 3(D))	36,216	36,216
Total assets	$ 193,762	$ 223,058
LIABILITIES		
Current liabilities		
Accounts payable (Note 7)	$ 105,936	$ 54,531
Notes payable (Note 8)	280,427	103,934
Notes payable - related party (Note 9)	1,445	31,439
Total current liabilities	387,808	189,904
Commitments & contingencies (Note 10)		
SHAREHOLDERS' EQUITY		
Common stock, par value $0.00001,	12	11
100,000,000 shares authorized, 1,159,514 and 1,099,065 shares issued and outstanding at December 31, 2011 and 2010, respectively (Note 12)		
Paid-in-capital	784,031	486,214
Deficit accumulated during the development stage	(978,089)	(453,071)
Total shareholders' equity (deficit)	(194,046)	33,154
Total liabilities and shareholders' equity	$ 193,762	$ 223,058

The accompanying notes are an integral part of these financial statements

AWG INTERNATIONAL, INC.
(A Development Stage Company)
Statements of Operations
For the periods ended December 31, 2011 and 2010 and Accumulated since Date of Inception (March 18, 2010)

		2011		2010		Accumulated from March 18, 2010 to December 31, 2011
Sales	$	57,636	$	7,139	$	64,775
Cost of sales		(59,596)		(4,580)		(64,176)
Gross profit (loss)		(1,960)		2,559		599
GENERAL & ADMINISTRATIVE EXPENSES						
Travel & Entertainment		68,324		36,117		104,440
Professional Fees		321,972		329,205		651,178
Other		125,779		86,373		212,151
Total General & Administrative Expenses		516,075		451,695		967,770
Operating loss		(518,035)		(449,136)		(967,171)
OTHER INCOME/(EXPENSE)						
Interest income		2,986		9		2,995
Interest expense		(9,969)		(3,944)		(13,913)
Net loss	$	(525,018)	$	(453,071)	$	(978,089)
Net loss per common share:						
Basic and fully diluted	$	(0.45)	$	(0.41)		
Weighted average number of common shares:						
Basic and fully diluted		1,159,514		1,099,065		

The accompanying notes are an integral part of these financial statements

AWG INTERNATIONAL, INC.
(A Development Stage Company)
Statement of shareholders' equity and deficit
For the periods ended December 31, 2011 and 2010 and Accumulated since Date of Inception (March 18, 2010)

	Common Stock			Additional	Deficit Accumulated During the Development	Total Shareholders'
	Price per Share	Shares	Amount	Paid-In-Capital	Stage	Equity (Deficit)
Balance - March 18, 2010	$ -	-	$ -	$ -	$ -	$ -
March 18, 2010 - Issuance of common stock - founders	0.00001	500,000	5	-	-	5
March 20, 2010 - Issuance of common stock - acquisition of technology	0.07243	500,000	5	36,211	-	36,216
June 7, 2010 - Issuance of common stock - private offering	4.55000	14,112	-	63,504	-	63,504
December 3, 2010 - Issuance of common stock - compensation	4.55000	30,000	-	136,500	-	136,500
December 9, 2010 - Issuance of common stock - private offering	4.55000	54,953	1	249,999	-	250,000
Net loss - 2010					(453,071)	(453,071)
Balance - December 31, 2010		1,099,065	11	486,214	(453,071)	33,154
February 22, 2011 - Issuance of common stock - warrant exercised	4.55000	37,953	1	172,686	-	172,687
March 18, 2011 - Issuance of common stock - private offering	4.55000	5,495	-	25,000	-	25,000
April 1, 2011 - Issuance of common stock - acquisition of AWG Int'l Mfg	4.55000	1	-	-	-	-
April 1, 2011 - Capital Contribution from acquisition of AWG Int'l Mfg	-	-	-	22,817	-	22,817
April 6, 2011 - Issuance of common stock - private offering	4.55000	17,000	-	77,314	-	77,314
Net loss - 2011					(525,018)	(525,018)
Balance - December 31, 2011		1,159,514	$ 12	$ 784,031	$ (978,089)	$ (194,046)

The accompanying notes are an integral part of these financial statements

AWG INTERNATIONAL, INC.
(A Development Stage Company)
Statements of Cash Flows
For the periods ended December 31, 2011 and 2010 and Accumulated since Date of Inception (March 18, 2010)

	2011	2010	Accumulated from March 18, 2010 to December 31, 2011
Cash flows from operating activities:			
Net loss	$ (525,018)	$ (453,071)	$ (978,089)
Stock issued for compensation	-	136,500	136,500
Changes in assets and liabilities:			
Interest receivable	(2,923)	-	(2,923)
Inventory	(13,979)	(1,440)	(15,419)
Deposits and retainers	(108,448)	-	(108,448)
Accounts payable	51,405	77,348	128,753
Net cash (used) by operating activities	(598,963)	(240,663)	(839,626)
Cash flows from investing activities:			
Notes receivable	(22,875)	(7,441)	(30,316)
Net cash (used) by financing activities	(22,875)	(7,441)	(30,316)
Cash flows from financing activities:			
Common stock issued for cash	275,000	313,509	588,509
Notes payable	176,493	103,934	280,427
Notes payable - related party receipts	-	8,622	8,622
Notes payable - related party payments	(7,177)	-	(7,177)
Net cash provided by financing activities	444,316	426,065	870,381
Increase/(Decrease) in cash	(177,522)	177,961	439
Cash, beginning of period	177,961	-	-
Cash, end of period	$ 439	$ 177,961	$ 439

Non-cash investing and financing activities:			
Common stock issued for technology acquisition	$ -	$ 36,216	
Common stock issued for consulting	$ -	$ 136,500	
Capital contribution of notes payable - related party	$ 22,817	$ -	
Supplemental disclosure of cash flow information			
Interest paid	$ 9,969	$ 3,944	

The accompanying notes are an integral part of these financial statements

---

NOTE 1: NATURE OF OPERATIONS

AWG International, Inc. ("AWGI" or the "Company") designs, builds and sells Atmospheric Water Generation technology. AWGI proprietary systems harvest and purify the humidity in the atmosphere. These systems are considered by many to be the most practical, reliable, secure and abundant source of untapped fresh water found on the planet. Referred to as *Blue Gold*, fresh water is essential to life on earth and the most critical industrial factor to the world economy. Demand for clean water is relentless as populations explode and societies modernize, causing *Crisis Level* shortages of fresh water world-wide. Each living organism must have water to survive. Water has no substitute at any price, is not renewable, and is finite in supply. Fresh water must be shared between man, plants and animals.

The Company incorporated on March 18, 2010, under the laws of the State of Nevada and is headquartered in Spokane Valley, Washington. During the year, the Company acquired and controls a non-operating subsidiary which has no value attributed to it. As such, the financial statements are not consolidated nor does the Company require a consolidation policy.

AWGI utilizes contract manufacturers and partners to assemble both its residential and commercial product lines. Sales and marketing, with the support of the Company, will be accomplished by qualified distributors with applicable knowledge and experience. These distributors will be appointed in selected and specific territories.

NOTE 2: BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTIES

Since the Company has not generated positive cash flows since inception, the ability of the Company to continue as a going concern is in doubt and dependent upon achieving a profitable level of operations and obtaining financing to fund ongoing operations. Management believes that its current and future plans enable it to continue as a going concern for the next twelve months.

To achieve these objectives, the Company continues to seek other sources of financing to support existing operations and expand the range and scope of its business. However, there are no assurances that such financing can be obtained on acceptable terms and in a timely manner, if at all. The failure to obtain the necessary working capital would have a material adverse effect on the business and, depending upon the shortfall, the Company may have to curtail or cease its operations.

The accompanying financial statements do not include any adjustment to the recorded assets or liabilities that may be necessary should the Company have to curtail operations or be unable to continue operations.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

The Company's business continues to be in the development stage as defined in Statement of Financial Accounting Standards (SFAS) No. 7, "Accounting and Reporting by Development Stage Enterprises". The Company has devoted substantially all of its efforts to business planning and development and remains focused on continued research and development of alternative water generation products. Sales have been from demonstration air-to-water machines. In the near term, the Company will continue development efforts toward market-ready products. Upon successful completion of independent lab testing and receipt of appropriate regulatory approvals, the Company will be in a position to transition from development stage to commercialization.

The Company established a tax year-end of May 31st, but for reporting purpose concerning a possible merger, the company has adopted a physical year-end of December 31st.

A. Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period. Actual results could differ materially from the estimates.

B. Reclassification

Certain amounts in the financial statements for 2010 have been reclassified to conform to the 2011 presentation. These reclassifications have no effect on net loss, total assets, or shareholders' equity as previously reported.

C. Cash and cash equivalents

At December 31, 2011 and December 31, 2010, Cash and cash equivalents consists of a checking account and money market account held by a financial institution.

D. Technology Acquisition

The technology supporting the Company's products ("Technology Acquisition") was obtained as described below. Under the terms of the assignment, the Company owns the exclusive rights to manufacture, market and sell certain products covered under individual patents and/or patents pending. In return, Assignor received 500,000 common shares of the Company.

On or about April 13, 2010, Everest Water, Ltd., ("Licensor") granted CanAmera Management, Inc. ("Licensee"), a corporation organized under the laws of the Republic of Panama, a non-exclusive, royalty bearing license to manufacture, use and sell products under U.S. Patent No. 7,272,947 including any and all U.S. or foreign patents derived and any patent on improvements on the patent, (the "License Agreement"). The patent describes a device that produces potable water by extracting water from the air and purifying it by way of cooling and condensing water and removing bacteria or preventing the formation of bacteria.

On the same date, April 13, 2010, CanAmera Management assigned the License Agreement to AWG International, Inc., as successor Licensee. The consideration for the assignment was 250,000 common shares of AWG International, Inc. We refer to this patent as supporting the G2 product line. Mr. Keith White, a Company director, Chief Executive and Technology Officer has voting and dispositive control of CanAmera Management, Inc.

On November 19, 2010, Mr. Keith White, the patent owner, assigned Patent application 13/510,757, titled, "Atmospheric Water Generator" to AWG International, Inc. We refer to this patent as supporting the proposed G3 product line. In consideration of this assignment, 250,000 shares of AWG common stock were issued to CanAmera Management, Inc. At the time of the technology acquisition, the Company determined the value of the Technology Acquisition to be $36,216 based upon the actual, verifiable costs associated with securing the patent.

Upon diligent review of the License Agreement, it was noted that Clause VII (c) stated, " In the event Licensor becomes insolvent or Licensor is dissolved or otherwise ceases to be a legal entity without the Licensed Patents being assigned to another legal entity, the license granted herein shall become a fully paid assignment of the Licensed Patent to Licensee effective one day before such condition occurs or is determined by Licensee and Licensee shall by these terms be authorized to record said assignment with the U.S. Patent and Trademark Office and other patent offices of other jurisdictions as appropriate if accompanied by Licensee's sworn statement of the stated condition by Licensee...". According to the Bahamas Corporate Registry, Everest Water, Ltd., the Licensor on the License Agreement was stricken from the Corporate Registry and therefore ceased to be a legal entity. Everest Water, Ltd. failed to assign the patent (U.S. Patent No. 7,272,947 prior to being stricken from the registry. Therefore, the patents and applications underlying the License Agreement were assigned to AWG International, Inc. by operation of law. Clause VII(c) states additionally, that: "Licensee (AWG as successor to Canamera Management) shall then further assign the licensed patents to the inventors thereof". Therefore, on February 17, 2012, AWG International assigned the patents to the inventors, Rae Anderson and Keith White. Immediately following this assignment to the inventors, on February 17, 2012, Keith White assigned his interest in the patents to AWG International, Inc. for nominal consideration. The assigned patents include U.S. Patent No. 7,272,947, U.S. Patent 7,886,557, PCT Patent Application No. PCT/US/2005/031948, and all patents and patent applications throughout the world, including any divisions, reissues or continuations.

Long-lived assets of the Company, including Technology Acquisition, are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired, pursuant to guidance established in the Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." See discussion Note 3(I), *Impairment of Long-Lived Assets*, below.

E. Revenue Recognition

The Company recognizes revenues when earned which shall be as products or services are delivered to customers or distributors. The Company shall also record accounts receivable for revenue earned but not yet collected.

F. Income Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 *Income Taxes – Recognition.* Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by ASC 740-10-25-5.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

	December 31, 2011	December 31, 2010
Net operating loss carry forwards	$ 978,000	$ 453,000
Deferred tax asset	333,000	154,000
Deferred tax asset valuation allowance	(333,000)	(154,000)
Net deferred tax asset	$ -	$ -

At December 31, 2011, the Company has net operating loss carry forwards of approximately $978,000, which will expire in 2031 and are calculated at an expected tax rate of approximately 34%.

ASC 740 prescribes recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 30, 2011, the Company has not taken any tax positions that would require disclosure under ASC 740.

Pursuant to ASC 740, income taxes are provided for based upon the liability method of accounting. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by ASC 740 to allow recognition of such assets.

G. Earnings (Loss) Per Share ("EPS")

FASB ASC 260, *Earnings Per Share* provides for calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share. Basic and diluted losses per share were the same, at the reporting dates, as there were no common stock equivalents outstanding.

H. Derivative Instruments

FASB ASC 815, *Derivatives and Hedging* establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

At December 31, 2011 and December 31, 2010, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

I. Impairment of Long-Lived Assets

Long-lived assets of the Company, including the Technology Rights, are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired, pursuant to guidance established in the SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." Management considers assets to be impaired if the carrying amount of an asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the asset will be written down to fair value, and a loss is recorded as the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows, or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. Management has determined that there was no impairment as of December 31, 2011 and December 31, 2010. See discussion Note 3(D) - *Technology Acquisition*, above.

J. Fair Value of Financial Instruments

The Company's financial instruments as defined by FASB ASC 825-10-50 include cash, trade accounts receivable, and accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at December 31, 2011 and December 31, 2010.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities;

Level 2: Applies to assets or liabilities for which there are inputs other than the quoted prices in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data; and

Level 3: Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities, which may include the reporting entity to develop its own assumptions.

The Company does not have any assets or liabilities measured at fair value on a recurring basis at December 31, 2011 or December 31, 2010. The Company did not have any fair value adjustments for assets and liabilities measured at fair value on a nonrecurring basis during the period ended December 31, 2011 or December 31, 2010.

K. Impact of New Accounting Standards

The Company has adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, Generally Accepted Accounting Principles – Overall ("ASC 105-10"), which was formerly known as SFAS 168. ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards and all other non-grandfathered, non-SEC accounting literature not included in the Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis of conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

In January 2010, the Financial Accounting Standards Board (FASB) issued additional authoritative guidance related to fair value measurements and disclosures. The guidance requires a roll forward, separately presenting information about purchases, sales, issuances and settlements on a gross basis, rather than net, of the assets and liabilities measured using significant unobservable inputs (Level 3 fair value measurements). The adoption of such had no material impact on the consolidated financial statements.

In February 2010, the FASB issued Accounting Standards Update 2010-09, *Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements.* This provides amendments to Subtopic 855-10 concerning when a company is required to evaluate subsequent events. The amendments in this Update are effective upon final issuance.

In November 2010, the FASB issued additional authoritative guidance clarifying the required disclosures of supplementary pro forma information for business combinations. The guidance is effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010.

The Company has reviewed all other recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its financial statements.

In December 2010, the FASB issued additional authoritative guidance on accounting for goodwill. The guidance clarifies the impairment test for reporting units with zero or negative carrying amounts. The guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2011. The Company does not expect the adoption to have a material impact on the company's consolidated financial statements.

In May 2011, the FASB issued further additional authoritative guidance related to fair value measurements and disclosures. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between accounting principles generally accepted in the United States (U.S. GAAP) and International Financial Reporting Standards (IFRS). The guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2011. The Company is currently assessing the impact of the guidance.

In June 2011, the FASB issued authoritative guidance requiring entities to present net income and other comprehensive income (OCI) in one continuous statement or two separate, but consecutive, statements of net income and comprehensive income. The option to present items of OCI in the statement of changes in equity has been eliminated. The new requirements are effective for annual reporting periods beginning after December 15, 2011 and for interim reporting periods within those years. The Company does not expect the adoption to have a material impact on our consolidated financial statements.

In September 2011, the FASB issued revised guidance intended to simplify how an entity tests goodwill for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity will no longer be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the adoption to have a material impact on our consolidated financial statements.

NOTE 4: DEPOSITS ON PRODUCT

At December 31, 2011, there was a balance of $108,448 in Deposits on Product. Deposit on Product represents amounts paid to a Korean vendor for units being assembled for shipment.

NOTE 5: INVENTORY

At December 31, 2011, there was a balance of $15,419 in Inventory. The Company maintains an inventory of filters that are used in units as they are shipped as well as to replace worn filters in units already sold.

NOTE 6: NOTES RECEIVABLE

During 2010 and 2011, the Company loaned various sums to MIP Solutions, Inc. As of December 31, 2011, MIP Solutions, Inc. owed the Company $30,317 under a demand loan with interest accruing at 12% per annum. As of December 31, 2011, the accrued interest was $2,923. As of December 31, 2010, the balance of the note receivable was $7,441.

NOTE 7: ACCOUNTS PAYABLE

All balances represent outstanding payables generated in the ordinary course of business.

NOTE 8: NOTES PAYABLE

On September 29, 2011 and December 31, 2011, the Company executed notes payable for $242,106 and $77,935, respectively to MIP Solutions, Inc. The Company has made payments in the amount of $46,189. The notes bear interest at 12%, are unsecured and due on June 1, 2012. As of December 31, 2011, the note balance was $280,427, which includes principal of $273,852 and accrued interest of $6,575.

NOTE 9: NOTES PAYABLE – RELATED PARTY

The Company owed $1,445 and $4,075 to AWG Consulting, a Canadian company owned by the Company's Chief Executive Officer, for fees and services rendered at December 31, 2011 and December 31, 2010, respectively. Additionally, Robb Perkinson, the President of the Company, was owed $4,547 as of December 31, 2010 for expenses incurred while acting on the Company's behalf. All balances represent outstanding payables generated in the ordinary course of business. See discussion Note 11 - *Related Party Transactions,* below.

As of December 31, 2011 and December 31, 2010, the Company owed $22,817 to AWG International Manufacturing Ltd., a Canadian company owned by the Company's Chief Executive Officer, for payment of fees and services for the benefit of the Company.   See discussion Note 11 – Related Party Transactions, below. The Company purchased AWG International Ltd. on April 1, 2011. See discussion Note 12 – *Common Stock,* below.

NOTE 10: COMMITMENTS AND CONTINGENCIES

On June 7, 2010, the Company entered into a share exchange agreement with MIP Solutions, Inc., a publicly held company. On June 8, 2011, the Company terminated the share exchange agreement.

On July 27, 2011, the Company entered into a non-binding letter of intent to enter into a new business combination transaction with AWG International, Inc., a Nevada corporation, ("AWG") with a view to enter into a new acquisition agreement to acquire AWG as an operating subsidiary. To date, a definitive acquisition agreement has not been executed. The Company is conducting "due diligence" review and AWG has provided its financial statements for auditing procedures. The "due diligence" review and completion of AWG audited financial statements are conditions which must be satisfied before entering into a formal definitive acquisition agreement with AWG. As of June 22, 2012, the Company is still pursuing this possible business combination.

On June 15, 2010, the Company entered into a memorandum of understanding to acquire the exclusive rights to utilize a proprietary electrical switching technology in atmospheric water generation applications. The June 15, 2010, memorandum of understanding was replaced on March 25, 2011. Under the terms of the new agreement, the Company secured the exclusive rights to the technology for atmospheric water generation applications. The agreement calls for certain development milestones, with the drafting and agreement to a definitive agreement to be agreed to on or before May 12, 2012. The companies did not reach a definitive agreement before this date. However, they are currently in negotiations to extend this agreement. In addition, the Company paid a $5,000 design fee.

On December 9, 2010, the Company issued 54,953 common shares to a new investor at approximately $4.55 per share. In addition, the Company issued a Common Stock Purchase Warrant to the same investor to acquire up to an additional 54,953 common shares with an exercise price of approximately $4.55 per share. On February 22, 2011, the investors exercised for the purchase of 37,953 common shares at approximately $4.55 per share. On April 6, 2011, the investor exercised for the purchase of the remaining 17,000 common shares at approximately $4.55 per share.

On July 29, 2010, the Company entered into a memorandum of understanding to acquire the exclusive rights to utilize a proprietary coating technology in atmospheric water generation applications. Subsequently, the July 29, 2010, memorandum of understanding was replaced on June 17, 2011. Under the terms of the new agreement, the Company secured the exclusive rights to the coating technology for atmospheric water generation applications. The term of the agreement is three years and, unless the agreement is terminated, shall automatically renew for an additional three years on each three year anniversary. The agreement calls for the payment of a license and exclusivity fee of $10,000 in two payments of $5,000 each. The first payment has been paid. The unpaid second payment was due on the first anniversary date of the agreement, which was June 17, 2012. In addition, the Company is required to purchase a minimum dollar volume of the coating products of $100,000 before the first anniversary date of the agreement, an additional $135,000 before the second anniversary date of the agreement, and $162,000 before the third anniversary date. The Company has not met their minimum purchase commitment to date. However, the Company is currently renegotiating the terms of this agreement with the licensor. In the event of a renewal or extension of the agreement, the Company and licensor have agreed to reconsider the appropriate minimum purchase requirements and payment structure.

On December 21, 2010, the Company entered into a supply agreement for the use of a proprietary bacteriostatic water cartridge in residential/commercial/industrial atmospheric water generation applications. The term of the agreement is five years.

On October 14, 2011, the Company entered into a joint development agreement for the development of a custom, exclusive bacteria static cartridge for new residential/commercial applications. Total budget for this project is $36,852, which the Company will fund as required. The Company is current on its funding requirement for this development project.

On September 1, 2011, the Company entered into a 16 month independent contractor consulting agreement with Green Wise Energy ("GWE") to provide services at rate equivalency of $50.00 per hour. The Company may pay GWE in the form of cash or stock.

On May 16, 2012, the Company entered into an independent contractor agreement with a Chief Operation Officer, effective June 1, 2012. He is compensated at a rate of $10,000 per month. The agreement allows payment to be deferred to a later date and may be paid in cash or stock at the Company's discretion.

On May 21, 2012, the Company entered into an independent contractor agreement with a financial Controller, effective May 1, 2012. The Controller is compensated at a rate of $10,000 plus $1,000 for medical expenses per month.

NOTE 11: RELATED PARTY TRANSACTIONS

The technology behind the Company's products, ("Technology Acquisition") was acquired through an exclusive Irrevocable Patent Assignment. See discussion Note 3(D) - *Technology Acquisition*, above.

As of December 31, 2011 and December 31, 2010, the Company owed $1,445 and $4,075 respectively to AWG Consulting, a Canadian company owned by the Company's Chief Executive Officer, for payment of fees and services for the benefit of the Company. See discussion Note 9 – *Notes Payable - Related Party*, above.

As of December 31, 2010, the Company owed Robb Perkinson, the Company President, was owed $4,547 for expenses incurred while acting on the Company's behalf. See discussion Note 9 – *Notes Payable - Related Party*, above.

As of December 31, 2011 and December 31, 2010, the Company owed $22,817 to AWG International Manufacturing Ltd., a Canadian company owned by the Company's Chief Executive Officer, for payment of fees and services for the benefit of the Company. See discussion Note 9 – *Notes Payable - Related Party*, above.

On April 1, 2011, the Company acquired AWG International Manufacturing Ltd., from the Company's Chief Executive Officer by purchasing the one share issued and outstanding in AWG International Manufacturing Ltd. in exchange for one share of the Company's common stock. The Company controls AWG International Manufacturing Ltd., a non-operating subsidiary which has no value attributed to it and as such the financial statements are not considered to be consolidated. See discussion Note 12 – *Common Stock.*

NOTE 12: COMMON STOCK

The Stockholders' Equity section of the Company contains the following class of Common Stock (par value $0.00001) as of:

December 31, 2010
Authorized: 100,000,000 shares
Issued and outstanding: 1,099,065 shares

On March 18, 2010, the Company issued 500,000 common shares to the founders of the Company at par value of $0.00001.

On March 20, 2010, the Company issued 500,000 common shares to CanAmera Management at approximately $0.07243 per share. See discussion Note 3(D) – *Technology Acquisition*, above.

On June 7, 2010, the Company issued 14,112 common shares to three (3) new investors at approximately $4.55 per share.

On December 3, 2010, the Company issued 30,000 common shares to a consultant at approximately $4.55 per share as compensation for financial services rendered to the Company.

On December 9, 2010, the Company issued 54,953 common shares to a new investor at approximately $4.55 per share. In addition, the Company issued a Common Stock Purchase Warrant to the same investor to acquire up to an additional 54,953 common shares with an exercise price of approximately $4.55 per share.

December 31, 2011
Authorized: 100,000,000 shares
Issued and outstanding: 1,159,514 shares

On February 22, 2011, the holder of Common Stock Purchase Warrants exercised for the purchase of 37,953 common shares at approximately $4.55 per share, leaving 17,000 Common Stock Purchase Warrants remaining.

On March 18, 2011, the Company issued 5,495 common shares to a new investor at approximately $4.55 per share.

On April 1, 2011, the Company issued 1 common share to purchase the stock of AWG International Manufacturing at approximately $0.0001 per share. See discussion Note 9 – *Notes Payable – Related Party*, and Note 11, *Related Party Transactions*, above.

On April 6, 2011, the holder of Common Stock Purchase Warrants exercised for the purchase of the remaining 17,000 common shares at approximately $4.55 per share.

NOTE 13: SUBSEQUENT EVENTS

A. Equity

On March 15, 2012, the Company issued 1,000 common shares to a new investor at approximately $4.55 per share.

B. Agreements

On April 19, 2012, the inventor/applicant of provisional patent application titled, "Atmospheric Water Generation System" Application No. 61/489,588, assigned all right, title and interest to AWG International, Inc. The technology associated with this patent application will be used for a future line of proposed G4 and G5 products.

On May 16, 2012, the Company entered into an independent contractor agreement with a Chief Operation Officer, effective June 1, 2012. He is compensated at a rate of $10,000 per month. The agreement allows payment to be deferred to a later date and may be paid in cash or stock at the Company's discretion.

On May 21, 2012, the Company entered into an independent contractor agreement with a financial Controller, effective May 1, 2012. The Controller is compensated at a rate of $10,000 plus $1,000 for medical expenses per month.

C. Letter of Intent Business Combination

As of June 29, 2012, the Company continues to pursue the proposed business combination transaction with AWG International Water Corporation, formerly MIP Solutions, Inc. ("AWGI"). The Company believes that once the audit of the financial statements is completed, the remaining conditions precedent to entering into a definitive business combination agreement with AWGI will have been met. It is contemplated that the definitive agreement will take the form of a shareholder exchange whereby the Company will be acquired by AWGI in a reverse acquisition transaction where the Company will become a wholly owned subsidiary of AWGI. Also, the Company shareholders will be issued a number of common shares representing approximately 80% of the pre-private placement total issued and outstanding common stock of AWGI and the present AWGI shareholders' ownership will represent approximately 20% of the post-acquisition issued and outstanding common stock. The Company's management will become the management of AWGI.

Exhibit 99.2

AWG International, Inc.

(A Development Stage Company)
Financial Statements
Quarter ended March 31, 2012

AWG INTERNATIONAL, INC.
(A Development Stage Company)
Balance Sheets
As at March 31, 2012 and December 31, 2011

	March 31, 2012 (unaudited)	December 31, 2011
ASSETS		
Current assets		
Cash	$ 11,396	$ 439
Deposit on product (Note 4)	132,336	108,448
Inventory (Note 5)	15,419	15,419
Notes receivable (Note 6)	30,317	30,317
Interest receivable (Note 6)	3,830	2,923
Total current assets	193,298	157,546
Other assets		
Technology acquisition (Note 3)	41,969	36,216
Total assets	$ 235,267	$ 193,762
LIABILITIES		
Current liabilities		
Accounts payable (Note 7)	$ 134,396	$ 105,936
Notes payable (Note 8)	410,206	280,427
Notes payable - related party (Note 9)	-	1,445
Total current liabilities	544,602	387,808
Commitments & contingencies (Note 10)		
SHAREHOLDERS' EQUITY		
Common stock, par value $0.00001,	12	12
100,000,000 shares authorized, 1,160,514 and		
1,159,514 shares issued and outstanding at March 31,		
2012 and December 31, 2011, respectively. (Note 12)		
Paid-in-capital	784,031	784,031
Deficit accumulated during the development stage	(1,093,378)	(978,089)
Total shareholders' equity (deficit)	(309,335)	(194,046)
Total liabilities and shareholders' equity	$ 235,267	$ 193,762

The accompanying notes are an integral part of these financial statements

AWG INTERNATIONAL, INC.
(A Development Stage Company)
Statements of Operations
For the periods ended March 31, 2012 and 2011 and Accumulated since Date of Inception (March 18, 2010)

	Three Months Ended March 31, 2012 (unaudited)	Three Months Ended March 31, 2011 (unaudited)	Accumulated from March 18, 2010 to March 31, 2012 (unaudited)
Sales	$ 13,093	$ -	$ 77,868
Cost of sales	(14,792)	(5,150)	(78,968)
Gross profit (loss)	(1,699)	(5,150)	(1,100)
GENERAL & ADMINISTRATIVE EXPENSES			
Travel & Entertainment	10,291	12,726	114,731
Professional Fees	80,050	164,827	731,228
Other	15,679	28,520	227,830
Total General & Administrative Expenses	106,019	206,074	1,073,789
Operating loss	(107,718)	(211,224)	(1,074,889)
OTHER INCOME/(EXPENSE)			
Interest income	907	49	3,902
Interest expense	(8,479)	(2,743)	(22,391)
Net loss	$ (115,290)	$ (213,917)	$ (1,093,378)
Net loss per common share:			
Basic and fully diluted	$ (0.10)	$ (0.19)	
Weighted average number of common shares:			
Basic and fully diluted	1,160,347	1,138,407	

The accompanying notes are an integral part of these financial statements

AWG INTERNATIONAL, INC.
(A Development Stage Company)
Statements of Cash Flows
For the periods ended March 31, 2012 and 2011 and Accumulated since Date of Inception (March 18, 2010)

	Three Months Ended March 31, 2012 (unaudited)		Three Months Ended March 31, 2011 (unaudited)		Accumulated from March 18, 2010 to March 31, 2012 (unaudited)	
Cash flows from operating activities:						
Net loss	$	(115,290)	$	(213,917)	$	(1,093,378)
Stock issued for compensation		-		-		136,500
Changes in assets and liabilities:						
Interest receivable		(907)		-		(3,830)
Inventory		-		(4,870)		(15,419)
Deposits and retainers		(23,888)		-		(132,336)
Accounts payable		28,460		(12,632)		157,213
Interest payable		8,193		-		14,768
Net cash (used) by operating activities		(103,432)		(231,419)		(936,483)
Cash flows from investing activities:						
Notes receivable		-		-		(30,316)
Technology Acquisition		(5,753)		-		(5,753)
Net cash (used) by financing activities		(5,753)		-		(36,069)
Cash flows from financing activities:						
Common stock issued for cash		-		197,686		588,509
Notes payable - borrowings		121,587		-		441,628
Notes payable - payments		-		(46,189)		(46,189)
Notes payable - related party receipts		-		-		50,433
Notes payable - related party payments		(1,445)		(48,989)		(50,433)
Net cash provided by financing activities		120,142		102,508		983,948
Increase/(Decrease) in cash		10,957		(128,911)		11,396
Cash, beginning of period		439		177,961		-
Cash, end of period	$	11,396	$	49,050	$	11,396
Non-cash investing and financing activities:						
Common stock issued for technology acquisition	$	-	$	-	$	36,216
Common stock issued for consulting	$	-	$	-	$	136,500
Capital contribution of notes payable - related party	$	-	$	-	$	22,817
Supplemental disclosure of cash flow information						
Interest paid	$	286	$	2,743	$	14,199
Taxes paid	$	-	$	-	$	-

The accompanying notes are an integral part of these financial statements

NOTE 1: NATURE OF OPERATIONS

AWG International, Inc. ("AWGI" or the "Company") designs, builds and sells Atmospheric Water Generation technology. AWGI proprietary systems harvest and purify the humidity in the atmosphere. These systems are considered by many to be the most practical, reliable, secure and abundant source of untapped fresh water found on the planet. Referred to as *Blue Gold*, fresh water is essential to life on earth and the most critical industrial factor to the world economy. Demand for clean water is relentless as populations explode and societies modernize, causing *Crisis Level* shortages of fresh water world-wide. Each living organism must have water to survive. Water has no substitute at any price, is not renewable, and is finite in supply. Fresh water must be shared between man, plants and animals.

The Company incorporated on March 18, 2010, under the laws of the State of Nevada and is headquartered in Spokane Valley, Washington. During the year, the Company acquired and controls a non-operating subsidiary which has no value attributed to it. As such, the financial statements are not consolidated nor does the Company require a consolidation policy.

AWGI utilizes contract manufacturers and partners to assemble both its residential and commercial product lines. Sales and marketing, with the support of the Company, will be accomplished by qualified distributors with applicable knowledge and experience. These distributors will be appointed in selected and specific territories.

NOTE 2: BASIS OF PRESENTATION AND GOING CONCERN UNCERTAINTIES

Since the Company has not generated positive cash flows since inception, the ability of the Company to continue as a going concern is in doubt and dependent upon achieving a profitable level of operations and obtaining financing to fund ongoing operations.

To achieve these objectives, the Company continues to seek other sources of financing to support existing operations and expand the range and scope of its business. However, there are no assurances that such financing can be obtained on acceptable terms and in a timely manner, if at all. The failure to obtain the necessary working capital would have a material adverse effect on the business and, in the event the Company is unable to execute its business plan, the Company may be unable to continue as a going concern.

The accompanying financial statements do not include any adjustment to the recorded assets or liabilities that may be necessary should the Company have to curtail operations or be unable to continue operations.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

The Company's business continues to be in the development stage as defined in FASB ASC 915-10-20. The Company has devoted substantially all of its efforts to business planning and development and remains focused on continued research and development of alternative water generation products. Sales have been from demonstration air-to-water machines. In the near term, the Company will continue development efforts toward market-ready products. Upon successful completion of independent lab testing and receipt of appropriate regulatory approvals, the Company will be in a position to transition from development stage to commercialization.

The Company established a tax year-end of May 31st, but for reporting purpose concerning a possible merger, the Company has adopted a reporting year-end of December 31st.

A. Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reported period. Actual results could differ materially from the estimates.

B. Reclassification

Certain amounts in the financial statements for 2011have been reclassified to conform to the 2012 presentation. These reclassifications have no effect on net loss, total assets, or shareholders' equity as previously reported.

C. Cash and cash equivalents

At March 31, 2012 and December 31, 2011, cash and cash equivalents consists of a checking account and money market account held by a financial institution.

D. Technology Acquisition

The technology supporting the Company's products ("Technology Acquisition") was obtained as described below. Under the terms of the assignment, the Company owns the exclusive rights to manufacture, market and sell certain products covered under individual patents and/or patents pending. In return, Assignor received 500,000 common shares of the Company. The Company incurred approximately $5,000 of additional costs related to the assignment and patent protection during first quarter 2012.

On or about April 13, 2010, Everest Water, Ltd., ("Licensor") granted CanAmera Management, Inc. ("Licensee"), a corporation organized under the laws of the Republic of Panama, a non-exclusive, royalty bearing license to manufacture, use and sell products under U.S. Patent No. 7,272,947 including any and all U.S. or foreign patents derived and any patent on improvements on the patent, (the "License Agreement"). The patent describes a device that produces potable water by extracting water from the air and purifying it by way of cooling and condensing water and removing bacteria or preventing the formation of bacteria.

On the same date, April 13, 2010, CanAmera Management assigned the License Agreement to AWG International, Inc., as successor Licensee. The consideration for the assignment was 250,000 common shares of AWG International, Inc. We refer to this patent as supporting the G2 product line. Mr. Keith White, a Company director, Chief Executive and Technology Officer has voting and dispositive control of CanAmera Management, Inc.

On November 19, 2010, Mr. Keith White, the patent owner, assigned Patent application 13/510,757, titled, "Atmospheric Water Generator" to AWG International, Inc. We refer to this patent as supporting the proposed G3 product line. In consideration of this assignment, 250,000 shares of AWG common stock were issued to CanAmera Management, Inc. At the time of the technology acquisition, the Company determined the value of the Technology Acquisition to be $36,216 based upon the actual, verifiable costs associated with securing the patent.

Upon diligent review of the License Agreement, it was noted that Clause VII (c) stated, " In the event Licensor becomes insolvent or Licensor is dissolved or otherwise ceases to be a legal entity without the Licensed Patents being assigned to another legal entity, the license granted herein shall become a fully paid assignment of the Licensed Patent to Licensee effective one day before such condition occurs or is determined by Licensee and Licensee shall by these terms be authorized to record said assignment with the U.S. Patent and Trademark Office and other patent offices of other jurisdictions as appropriate if accompanied by Licensee's sworn statement of the stated condition by Licensee...". According to the Bahamas Corporate Registry, Everest Water, Ltd., the Licensor on the License Agreement was stricken from the Corporate Registry and therefore ceased to be a legal entity. Everest Water, Ltd. failed to assign the patent (U.S. Patent No. 7,272,947 prior to being stricken from the registry. Therefore, the patents and applications underlying the License Agreement were assigned to AWG International, Inc. by operation of law. Clause VII(c) states additionally, that: "Licensee (AWG as successor to CanAmera Management) shall then further assign the licensed patents to the inventors thereof". Therefore, on February 17, 2012, AWG International assigned the patents to the inventors, Rae Anderson and Keith White. Immediately following this assignment to the inventors, on February 17, 2012, Keith White assigned his interest in the patents to AWG International, Inc. for nominal consideration. The assigned patents include U.S. Patent No. 7,272,947, U.S. Patent 7,886,557, PCT Patent Application No. PCT/US/2005/031948, and all patents and patent applications throughout the world, including any divisions, reissues or continuations.

Long-lived assets of the Company, including Technology Acquisition, are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired, pursuant to guidance established in FASB ASC 410-20. See discussion Note 3(I), *Impairment of Long-Lived Assets*, below.

E. Revenue Recognition

The Company recognizes revenues when earned which shall be as products or services are delivered to customers or distributors. The Company shall also record accounts receivable for revenue earned but not yet collected.

F. Income Taxes

Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 *Income Taxes – Recognition.* Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by ASC 740-10-25-5.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for income tax purposes.

	March 31, 2012
Net operating loss carry forwards	$ 1,095,000
Deferred tax asset	372,000
Deferred tax asset valuation allowance	(372,000)
Net deferred tax asset	$ -

At March 31, 2012, the Company has net operating loss carry forwards of approximately $1,095,000, which will expire in 2031. The Company calculates its deferred tax attributes at an expected tax rate of approximately 34%.

ASC 740 prescribes recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 30, 2011, the Company has not taken any tax positions that would require disclosure under ASC 740.

Pursuant to ASC 740, income taxes are provided for based upon the liability method of accounting. Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard imposed by ASC 740 to allow recognition of such assets.

G. Earnings (Loss) Per Share ("EPS")

FASB ASC 260, *Earnings Per Share* provides for calculation of "basic" and "diluted" earnings per share. Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share. Basic and diluted losses per share were the same, at the reporting dates, as there were no common stock equivalents outstanding.

H. Derivative Instruments

FASB ASC 815, *Derivatives and Hedging* establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

At March 31, 2012 and December 31, 2011, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

I. Impairment of Long-Lived Assets

Long-lived assets of the Company, including the Technology Rights, are reviewed for impairment when changes in circumstances indicate their carrying value has become impaired, pursuant to guidance established in FASB ASC 410-20. Management considers assets to be impaired if the carrying amount of an asset exceeds the future projected cash flows from related operations (undiscounted and without interest charges). If impairment is deemed to exist, the asset will be written down to fair value, and a loss is recorded as the difference between the carrying value and the fair value. Fair values are determined based on quoted market values, discounted cash flows, or internal and external appraisals, as applicable. Assets to be disposed of are carried at the lower of carrying value or estimated net realizable value. Management has determined that there was no impairment as of March 31, 2012 and December 31, 2011.

J. Fair Value of Financial Instruments

The Company's financial instruments as defined by FASB ASC 825-10-50 include cash, trade accounts receivable, and accounts payable and accrued expenses. All instruments are accounted for on a historical cost basis, which, due to the short maturity of these financial instruments, approximates fair value at March 31, 2012 and December 31, 2011.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. ASC 820 establishes a three-tier fair value hierarchy which prioritizes the inputs used in measuring fair value as follows:

Level 1: Applies to assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities;

Level 2: Applies to assets or liabilities for which there are inputs other than the quoted prices in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data; and

Level 3: Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities, which may include the reporting entity to develop its own assumptions.

The Company does not have any assets or liabilities measured at fair value on a recurring basis at March 31, 2012 or December 31, 2011. The Company did not have any fair value adjustments for assets and liabilities measured at fair value on a nonrecurring basis during the period ended March 31, 2012 or December 31, 2011.

K. Impact of New Accounting Standards

The Company has adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 105-10, Generally Accepted Accounting Principles – Overall ("ASC 105-10"), which was formerly known as SFAS 168. ASC 105-10 establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. Rules and interpretive releases of the Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority. The Codification superseded all existing non-SEC accounting and reporting standards and all other non-grandfathered, non-SEC accounting literature not included in the Positions or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates ("ASUs"). The FASB will not consider ASUs as authoritative in their own right. ASUs will serve only to update the Codification, provide background information about the guidance and provide the basis of conclusions on the change(s) in the Codification. References made to FASB guidance throughout this document have been updated for the Codification.

In May 2011, the FASB issued further additional authoritative guidance related to fair value measurements and disclosures. The new guidance results in a consistent definition of fair value and common requirements for measurement of and disclosure about fair value between accounting principles generally accepted in the United States (U.S. GAAP) and International Financial Reporting Standards (IFRS). The guidance is effective for fiscal years and interim periods within those years beginning after December 15, 2011. The Company is currently assessing the impact of the guidance.

In June 2011, the FASB issued authoritative guidance requiring entities to present net income and other comprehensive income (OCI) in one continuous statement or two separate, but consecutive, statements of net income and comprehensive income. The option to present items of OCI in the statement of changes in equity has been eliminated. The new requirements are effective for annual reporting periods beginning after December 15, 2011 and for interim reporting periods within those years. The Company does not expect the adoption to have a material impact on our consolidated financial statements.

In September 2011, the FASB issued revised guidance intended to simplify how an entity tests goodwill for impairment. The amendments will allow an entity first to assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity will no longer be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect the adoption to have a material impact on our consolidated financial statements.

The Company has reviewed all other recently issued, but not yet adopted, accounting standards in order to determine their effects, if any, on its results of operation, financial position or cash flows. Based on that review, the Company believes that none of these pronouncements will have a significant effect on its financial statements.

NOTE 4: DEPOSITS ON PRODUCT

At March 31, 2012 and December 31, 2011, there was a balance of $132,336 and $108,448, respectively in Deposits on Product. Deposit on Product represents amounts paid to a Korean vendor for units being assembled for shipment.

NOTE 5: INVENTORY

At March 31, 2012 and December 31, 2011, there was a balance of $15,419 in Inventory. The Company maintains an inventory of filters that are used in units as they are shipped as well as to replace worn filters in units already sold.

NOTE 6: NOTES RECEIVABLE

During 2010 and 2011, the Company loaned various sums to MIP Solutions, Inc. As of March 31, 2012, MIP Solutions, Inc. owed the Company $30,317 under a demand loan with interest accruing at 12% per annum. As of March 31, 2012, the accrued interest was $3,830. As of December 31, 2011, the balance of the accrued interest was $2,923.

NOTE 7: ACCOUNTS PAYABLE

All balances represent outstanding payables generated in the ordinary course of business.

NOTE 8: NOTES PAYABLE

On September 29, 2011 and December 31, 2011, the Company executed notes payable for $242,106 and $77,935, respectively to MIP Solutions, Inc. The Company made payments in the amount of $46,189 during 2011. The notes bear interest at 12%, are unsecured and due on June 1, 2012. As of March 31, 2012, the note balances have increased to $410,206, which includes principal of $395,438 and accrued interest of $14,768.

NOTE 9: NOTES PAYABLE – RELATED PARTY

The Company owed $1,445 to AWG Consulting, a Canadian company owned by the Company's Chief Executive Officer, for fees and services rendered at December 31, 2011. As of March 31, 2012, the balance was paid. All balances represent outstanding payables generated in the ordinary course of business. See discussion Note 11 - *Related Party Transactions,* below.

NOTE 10: COMMITMENTS AND CONTINGENCIES

On July 27, 2011, MIP Solutions entered into a non-binding letter of intent to enter into a new business combination transaction with AWG International, Inc., a Nevada corporation, ("AWG") with a view to enter into a new acquisition agreement to acquire AWG as an operating subsidiary. A definitive acquisition agreement appears imminent.

On June 15, 2010, the Company entered into a memorandum of understanding to acquire the exclusive rights to utilize a proprietary electrical switching technology in atmospheric water generation applications. The June 15, 2010, memorandum of understanding was replaced on March 25, 2011. Under the terms of the new agreement, the Company secured the exclusive rights to the technology for atmospheric water generation applications. The agreement calls for certain development milestones, with the drafting and agreement to a definitive agreement to be agreed to on or before May 12, 2012. The companies did not reach a definitive agreement before this date. However, they are currently in negotiations to extend this agreement. In addition, the Company paid a $5,000 design fee.

On December 9, 2010, the Company issued 54,953 common shares to a new investor at approximately $4.55 per share. In addition, the Company issued a Common Stock Purchase Warrant to the same investor to acquire up to an additional 54,953 common shares with an exercise price of approximately $4.55 per share. On February 22, 2011, the investors exercised for the purchase of 37,953 common shares at approximately $4.55 per share. On April 6, 2011, the investor exercised for the purchase of the remaining 17,000 common shares at approximately $4.55 per share.

On July 29, 2010, the Company entered into a memorandum of understanding to acquire the exclusive rights to utilize a proprietary coating technology in atmospheric water generation applications. Subsequently, the July 29, 2010, memorandum of understanding was replaced on June 17, 2011. Under the terms of the new agreement, the Company secured the exclusive rights to the coating technology for atmospheric water generation applications. The term of the agreement is three years and, unless the agreement is terminated, shall automatically renew for an additional three years on each three year anniversary. The agreement calls for the payment of a license and exclusivity fee of $10,000 in two payments of $5,000 each. The first payment has been paid. The unpaid second payment was due on the first anniversary date of the agreement, which was June 17, 2012. In addition, the Company is required to purchase a minimum dollar volume of the coating products of $100,000 before the first anniversary date of the agreement, an additional $135,000 before the second anniversary date of the agreement, and $162,000 before the third anniversary date. The Company has not met their minimum purchase commitment to date. However, the Company is currently renegotiating the terms of this agreement with the licensor. In the event of a renewal or extension of the agreement, the Company and licensor have agreed to reconsider the appropriate minimum purchase requirements and payment structure.

On December 21, 2010, the Company entered into a supply agreement for the use of a proprietary bacteriostatic water cartridge in residential/commercial/industrial atmospheric water generation applications. The term of the agreement is five years.

On October 14, 2011, the Company entered into a joint development agreement for the development of a custom, exclusive bacteria static cartridge for new residential/commercial applications. Total budget for this project is $36,852, which the Company will fund as required. The Company is current on its funding requirement for this development project.

On September 1, 2011, the Company entered into a 16 month independent contractor consulting agreement with Green Wise Energy ("GWE") to provide services at rate equivalency of $50.00 per hour. The Company may pay GWE in the form of cash or stock.

On May 16, 2012, the Company entered into an independent contractor agreement with a Chief Operation Officer, effective June 1, 2012. He is compensated at a rate of $10,000 per month. The agreement allows payment to be deferred to a later date and may be paid in cash or stock at the Company's discretion.

On May 21, 2012, the Company entered into an independent contractor agreement with a financial Controller, effective May 1, 2012. The Controller is compensated at a rate of $10,000 plus $1,000 for medical expenses per month.

NOTE 11: RELATED PARTY TRANSACTIONS

The technology behind the Company's products, ("Technology Acquisition") was acquired through an exclusive Irrevocable Patent Assignment.

As of December 31, 2011, the Company owed $22,817 to AWG International Manufacturing Ltd., a wholly owned Canadian subsidiary of the Company, for payment of fees and services for the benefit of the Company.

On April 1, 2011, the Company acquired AWG International Manufacturing Ltd., from the Company's Chief Executive Officer by purchasing the one share issued and outstanding in AWG International Manufacturing Ltd. in exchange for one share of the Company's common stock. The Company controls AWG International Manufacturing Ltd., a non-operating subsidiary which has no value attributed to it and as such the financial statements are not considered to be consolidated. See discussion Note 12 – *Common Stock,* below.

NOTE 12: COMMON STOCK

The Stockholders' Equity section of the Company contains the following class of Common Stock (par value $0.00001) as of:

December 31, 2011
Authorized: 100,000,000 shares
Issued and outstanding: 1,159,514 shares

> On February 22, 2011, the holder of Common Stock Purchase Warrants exercised for the purchase of 37,953 common shares at approximately $4.55 per share, leaving 17,000 Common Stock Purchase Warrants remaining.

> On March 18, 2011, the Company issued 5,495 common shares to a new investor at approximately $4.55 per share.

> On April 1, 2011, the Company issued 1 common share to purchase the stock of AWG International Manufacturing at approximately $0.0001 per share. See discussion Note 9 – *Notes Payable – Related Party*, and Note 11, *Related Party Transactions*, above.

On April 6, 2011, the holder of Common Stock Purchase Warrants exercised for the purchase of the remaining 17,000 common shares at approximately $4.55 per share.

March 31, 2012
Authorized: 100,000,000 shares
Issued and outstanding: 1,160,514 shares

On March 15, 2012, the Company issued 1,000 common shares to a new investor at approximately $4.55 per share.

NOTE 13: SUBSEQUENT EVENTS

A. Agreements

On April 19, 2012, the inventor/applicant of provisional patent application titled, "Atmospheric Water Generation System" Application No. 61/489,588, assigned all right, title and interest to AWG International, Inc. The technology associated with this patent application will be used for a future line of proposed G4 and G5 products.

On May 16, 2012, the Company entered into an independent contractor agreement for $10,000 per month with a Chief Operation Officer, effective June 1, 2012. The agreement allows payment to be deferred to a later date and may be paid in cash or stock at the Company's discretion.

On May 21, 2012, the Company entered into an independent contractor agreement with a financial Controller, effective May 1, 2012. The Controller is compensated at a rate of $10,000 plus $1,000 for medical expenses per month.